As filed with the Securities and Exchange Commission on October      , 2002
Registration No. 333-76018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRG-Schultz International, Inc.

(Exact name of registrant as specified in its charter)

Georgia	58-2213805
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2300 Windy Ridge Parkway

Suite 100 North
Atlanta, Georgia 30339-8426
(770) 779-3900
(Address, including zip code, telephone number, including area code, of registrant’s principal executive offices)

Clinton McKellar, Jr., Esq.

General Counsel
PRG-Schultz International, Inc.
2300 Windy Ridge Parkway, Suite 100 North
Atlanta, Georgia 30339-8426
(770) 779-3900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

B. Joseph Alley, Jr., Esq.
Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3450
(404) 873-8500

           Approximate Date of Commencement of Proposed Sale To The Public: From time to time after the effective date of this Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
PRG-SCHULTZ SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS
Index to Consolidated Financial Statements
INDEPENDENT AUDITORS’ REPORT
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consent of KPMG LLP
Consent of KPMG LLP
Consent of Ernst & Young Audit

PROSPECTUS

$115,500,000

PRG-SCHULTZ INTERNATIONAL, INC.

4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006 AND

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

          In November and December 2001, we issued and sold $125,000,000 aggregate principal amount of our 4 3/4% Convertible Subordinated Notes due 2006 in a private offering. This prospectus will be used by selling securityholders to resell $115,500,000 of the notes and the common stock issuable upon conversion of such notes. Interest on the notes is payable in arrears on May 26 and November 26 of each year, beginning on May 26, 2002. The notes mature on November 26, 2006 unless earlier converted or redeemed.

          The notes are convertible, at the option of the holder, at any time on or prior to maturity, into shares of common stock of PRG-Schultz International, Inc. The notes are convertible at a conversion price of $7.74 per share, which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. Our common stock is traded on The Nasdaq National Market under the symbol “PRGX.” On October 25, 2002, the last reported bid price of our common stock on The Nasdaq National Market was $8.58 per share.

          We may redeem some or all of the notes at any time after November 26, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the optional redemption notice.

          The notes are our general unsecured indebtedness and are subordinated to all of our existing and future senior indebtedness, and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The indenture governing the notes does not limit the incurrence by us or our subsidiaries of senior indebtedness or other indebtedness.

          We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and the other expenses specified in the registration rights agreement.

          INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October            , 2002.

SUMMARY	1
RISK FACTORS	5
RATIO OF EARNINGS TO FIXED CHARGES	12
USE OF PROCEEDS	12
PRICE RANGE OF COMMON STOCK	12
DIVIDEND POLICY	13
PRG-SCHULTZ SELECTED CONSOLIDATED FINANCIAL DATA	14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
FORWARD-LOOKING STATEMENTS	31
DESCRIPTION OF THE NOTES	33
DESCRIPTION OF CAPITAL STOCK	46
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	50
SELLING SECURITYHOLDERS	56
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	61
EXPERTS	61
WHERE YOU CAN FIND MORE INFORMATION	61
FINANCIAL STATEMENTS	F-1

          As used in this prospectus, the terms “we,” “us” and “our” refer to PRG-Schultz International, Inc., a Georgia corporation (“PRG-Schultz”), f/k/a The Profit Recovery Group International, Inc. (“PRG”), and its subsidiaries unless otherwise stated.

i

SUMMARY

          This summary may not contain all of the information that you should consider before investing in our notes.

PRG-Schultz International, Inc.

Our Business

          We are the leading worldwide provider of recovery audit services, with revenues from continuing operations for 2001 of approximately $314.0 million, more than double those of our nearest competitor. Our clients consist primarily of large and mid-size businesses having numerous payment transactions with many vendors. These businesses include, but are not limited to:

•	retailers such as discount, department, specialty, grocery and drug stores;

•	manufacturers of high-tech components, pharmaceuticals, consumer electronics, chemicals and aerospace and medical products;

•	wholesale distributors of computer components, food products and pharmaceuticals;

•	healthcare providers such as hospitals and health maintenance organizations;

•	service providers such as communications providers, transportation providers and financial institutions; and

•	companies subject to European value added taxation.

          We currently have approximately 3,500 employees serving clients in over 40 countries. We have two reportable segments, consisting of Accounts Payable Services, that offers different types of recovery and cost containment services, and Other Ancillary Services, consisting of Meridian VAT Reclaim (“Meridian”), the Communications Services business and the Channel Revenue business.

The Recovery Audit Industry

          Businesses that make substantial volumes of payments involving multiple vendors, numerous discounts and allowances, fluctuating prices and complex pricing arrangements find it difficult to detect all payment errors. Although these businesses process the vast majority of payment transactions correctly, a small number of errors occur, resulting from vendor pricing errors, missed or inaccurate discounts, allowances and rebates, incorrect freight charges or duplicate payments. In the aggregate, these transaction errors can represent meaningful lost profits that can be particularly significant for businesses with relatively narrow profit margins.

          Although some businesses routinely maintain internal recovery audit departments assigned to recover selected types of payment errors and identify opportunities to reduce costs, independent recovery audit firms are often retained as well due to their specialized knowledge and focused technologies.

          In the U.S., Canada, the United Kingdom and Mexico, large retailers routinely engage independent recovery audit firms as standard business practice, and businesses in other industries are increasingly using independent recovery audit firms. Outside the U.S., Canada, the United Kingdom, and Mexico, we believe that large retailers and many other types of businesses are also increasingly engaging independent recovery audit firms.

          Businesses are increasing the use of technology to manage complex accounts payable systems and realize greater operating efficiencies. Many businesses worldwide communicate with vendors electronically to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information and remit payments. These paperless transactions are widely referred to as Electronic Data Interchange, or “EDI”, and implementation of this technology is maturing. EDI, which typically is carried out using private, proprietary networks, streamlines processing large numbers of transactions, but does not eliminate payment errors because operator input errors may be replicated automatically in thousands of transactions. EDI systems typically generate significantly more individual transaction details in electronic form, making these transactions easier to audit than traditional paper-based accounts payable systems. Recovery audit firms, however, require sophisticated technology in order to audit EDI accounts payable processes effectively.

          We believe that newly emerging procurement technologies involving the Internet will significantly enhance recovery audit opportunities in both the short term and long term.

          We also believe that many businesses are increasingly outsourcing internal recovery functions to independent recovery audit firms.

          The domestic and international recovery audit industry is characterized by a small number of firms with a national and international presence. In addition, there are many local and regional firms. Many of the smaller firms lack the centralized resources or broad client base to support technology investments required to provide comprehensive recovery audit services for large, complex accounts payable systems. These firms are less equipped to audit large EDI accounts payable systems. In addition, because of limited resources, most of these firms subcontract work to third parties and may lack experience and the knowledge of national promotions, seasonal allowances and current recovery audit practices. As a result, we believe significant opportunities exist for recovery audit firms with a national and international presence, well-trained and experienced professionals, and the advanced technology required to audit increasingly complex accounts payable systems.

Acquisition of the Business of Howard Schultz & Associates International, Inc. and Affiliates

          On January 24, 2002, we completed the acquisition of the business of Howard Schultz & Associates International, Inc., or HSA-Texas, and certain of its affiliates for aggregate consideration of 14,759,970 shares of our common stock, options to purchase approximately 1.1 million shares of our common stock and the assumption of certain liabilities. In connection with the completion of the acquisition, we changed our name from “The Profit Recovery Group International, Inc.” to “PRG-Schultz International, Inc.”

          Prior to the acquisition, HSA-Texas was our principal competitor, with operations throughout the U.S. and internationally. HSA-Texas had revenues of approximately $143.1 million for the year ended December 31, 2001.

Financial Statement Presentation

          Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale by the Company during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company’s Board of Directors approved a proposal to retain these three discontinued operations. Pursuant to Securities and Exchange Commission rules and regulations, companies filing registration statements subsequent to the decision to retain formerly discontinued operations are required to include financial statements reclassified to reflect the retained operations as part of continuing operations for all periods presented. Therefore, the Company’s Consolidated Financial Statements included in this prospectus have been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations for all periods presented, in accordance with accounting principles generally accepted in the United States of America.

Certain Transactions

          In February 2002, PRG-Schultz entered into a lease to relocate PRG-Schultz’s principal executive offices. This lease is for approximately 120,000 square feet of office space in Atlanta, Georgia and expires in 2015. In conjunction with the planned relocation, PRG-Schultz plans to sublease 3,000 square feet of such office space to CT Investments, Inc. on a pro rata basis of the aggregate monthly lease amount. CT Investments is 90% owned by John M. Cook, president and chief executive officer of PRG-Schultz and 10% owned by John M. Toma, vice chairman of PRG-Schultz. PRG-Schultz expects rent of approximately $90,000 to be received from CT Investments in the first year of the sublease.

          PRG-Schultz currently uses and expects to continue to use the services of Flightworks, Inc., a company specializing in aviation charter transportation. The aircraft to be used by PRG-Schultz is leased by Flightworks from CT Aviation Leasing LLC, a company 100% owned by John M. Cook. PRG-Schultz will pay Flightworks $2,900 per hour plus landing fees and other incidentals for use of such charter transportation services, of which 95% of such amount will be paid by Flightworks to CT Aviation Leasing. PRG-Schultz does not have a minimum usage requirement under its arrangement with Flightworks. As of September 30, 2002, PRG-Schultz has been billed approximately $200,000 for use of Flightworks aviation charter transportation services through the charter of the CT Aviation Leasing’s plane.

          During August 2002, an affiliate of Howard Schultz, a director of the Company, granted the Company two options to purchase in total approximately 2.9 million shares of PRG-Schultz common stock at a price of $8.72 per share plus accretion of 8% per annum from August 27, 2002.

          On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of its common stock from the Schultz affiliate, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through borrowings under the Company’s senior bank credit facility. As a result of today’s transaction, the Company has one remaining option to purchase approximately another 1.45 million shares under the same terms by May 9, 2003.

          On October 28, 2002, the Company announced unaudited earnings for the three and nine months ended September 30, 2002. Revenues from continuing operations were $116.1 million and $344.7 million for the three and nine months ended September 30, 2002, respectively. Earnings from continuing operations before discontinued operations and cumulative effect of accounting change were $9.3 million and $22.5 million for the three and nine months ended September 30, 2002, respectively. Diluted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting change were $0.13 and $0.32 for the three and nine months ended September 30, 2002, respectively.

          Comparatively, revenues from continuing operations were $74.7 million and $227.7 million for the three and nine months ended September 30, 2001, respectively. Earnings from continuing operations before discontinued operations and cumulative effect of accounting change were $0.9 million and $2.2 million for the three and nine months ended September 30, 2001. Diluted earnings per share from continuing operations before discontinued operations and cumulative effect of accounting change were $0.02 and $0.05 for the three and nine months ended September 30, 2001, respectively.

          A current report on Form 8-K filing the Company’s press release dated October 28, 2002 was filed with the Securities and Exchange Commission on October 28, 2002.

          Our executive offices are located at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, and our telephone number is (770) 779-3900. Our Web site address is www.prgx.com. Information contained on our Web site is not incorporated by reference in this prospectus and should not be considered part of this prospectus.

The Offering

          The following is a brief summary of the terms of this offering. For a more complete description see “Description of the Notes” below.

Issuer	PRG-Schultz International, Inc.

Notes offered	$115,500,000 aggregate principal amount of 4 3/4% convertible subordinated notes due 2006.

Notes offered by	Selling securityholders named herein. See “Selling Securityholders.”

Maturity	November 26, 2006.

Interest	4 3/4% per year on the principal amount, payable semiannually on May 26 and November 26, beginning on May 26, 2002.

Conversion rights	The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $7.74 per share, which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes. The conversion price is subject to adjustment. See “Description of the Notes—Conversion Rights.”

Ranking	The notes are unsecured and subordinated to all of our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. At June 30, 2002, we had $20.3 million in senior indebtedness outstanding. On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of our common stock from an affiliate of Howard Schultz, a director of the Company, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through additional borrowings under our senior bank credit facility. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior indebtedness, holders of the notes will not receive any payment until holders of the senior indebtedness have been paid in full. The indenture does not prohibit us or our subsidiaries from incurring additional senior indebtedness or other obligations.

We are structured as a holding company and we conduct all of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Optional redemption	We may redeem the notes, in whole or in part, at any time on or after November 26, 2004 at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed, plus any interest accruing up to the date of redemption and remaining unpaid, if the closing price of our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the optional redemption notice. See “Description of the Notes—Optional Redemption by PRG-Schultz.”

Change in control	Upon a change in control, each holder of the notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We may, at our option, instead of paying the change in control purchase price in cash, pay it in shares of our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date we are required to repurchase the notes. We cannot pay the change in control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes were issued. See “Description of the Notes—Repurchase at Option of Holders Upon a Change in Control.”

Registration rights	We have filed with the SEC the registration statement of which this prospectus is a part pursuant to a registration rights agreement with the initial purchasers of certain of the notes. We have agreed to keep the registration statement effective until two years after the latest date on which we issued the notes (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell their securities immediately pursuant to Rule 144(k) under the Securities Act of 1933). If we do not comply with these registration obligations, we will be required to pay liquidated damages to the holders of the notes or the common stock issuable upon conversion. See “Description of the Notes—Registration Rights.”

Use of proceeds	We will not receive any of the proceeds from the sale of the notes or the common stock issuable upon conversion of the notes offered by this prospectus.

Trading	The notes sold to qualified institutional buyers are eligible for trading in the PORTAL market; however, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. We do not intend to list the notes on any national securities exchange or The Nasdaq National Market. Our common stock is quoted on The Nasdaq National Market under the symbol “PRGX.”

Risk factors	There are risks associated with this investment. You should examine the factors discussed in “Risk Factors” and elsewhere in this prospectus and consider them carefully before deciding to invest in the notes or the common stock issuable upon conversion of the notes.

RISK FACTORS

          An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase the notes or our common stock. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business or the trading price of our notes or our common stock.

Risks Related to Our Business

We depend on our largest clients for significant revenues, and if we lose a major client, our revenues could be adversely affected.

          We generate a significant portion of our revenues from our largest clients. For the years ended December 31, 2001 and 2000, our two largest clients accounted for approximately 14.9% and 13.5% of our revenues from continuing operations, respectively. If we lose any major clients, our results of operations could be materially and adversely affected by the loss of revenue, and we would have to seek to replace the client with new business. K-Mart, one of our two largest clients for the years ended December 31, 2001 and 2000, filed for Chapter 11 Bankruptcy on January 22, 2002. See following risk factor.

Client and vendor bankruptcies, including the K-Mart bankruptcy, and financial difficulties could reduce our earnings.

          Our clients generally operate in intensely competitive environments and bankruptcy filings are not uncommon. Additionally, the recent terrorist attacks and adverse economic conditions in the United States have increased, and they continue to increase, the financial difficulties experienced by our clients. On January 22, 2002, K-Mart Corporation, which accounted for 4.9% of our 2001 revenues from continuing operations, filed for Chapter 11 Bankruptcy reorganization. Although our historical experience with numerous clients that have filed for Chapter 11 Bankruptcy reorganization suggests a very high probability that we will eventually resume providing services to K-Mart, should K-Mart choose to no longer utilize our services at previous levels or should they fail to emerge from this bankruptcy, or should we be unable to collect from K-Mart, or from K-Mart customers who are also our clients, amounts that we are owed for performance of our services, or should we be required by the Bankruptcy Court to repay amounts previously paid to us by K-Mart, our future results of operations could be materially adversely impacted. In addition, future bankruptcy filings by one or more of our other large clients or significant vendor chargebacks by one or more of our larger clients could have a material adverse affect on our financial condition and results of operations. Likewise, our failure to collect our accounts receivable due to the financial difficulties of one or more of our larger clients could adversely affect our financial condition and results of operations.

If we are not successful in integrating the business of HSA-Texas and its affiliated companies, our operations may be adversely affected.

          To realize the anticipated benefits of the HSA-Texas acquisitions, we must efficiently integrate the operations of the acquired companies with ours. Combining the personnel, technologies and other aspects of operations, while managing a larger entity, will present a significant challenge to our management. We cannot be certain that the integration will be successful or that we will fully realize the anticipated benefits of the business combination.

          The challenges involved in this integration include:

•	retaining and integrating management and other key personnel of each company;

•	combining the corporate cultures of us and HSA-Texas;

•	combining service offerings effectively and quickly;

•	transitioning HSA-Texas’ auditors to our information management and compensation systems;

•	integrating sales and marketing efforts so that clients can understand and do business easily with the combined company;

•	transitioning all worldwide facilities to common accounting and information technology systems; and

•	coordinating a large number of employees in widely dispersed operations in the United States and many foreign countries.

          Risks from unsuccessful integration of the companies include:

•	the impairment of relationships with employees, clients and suppliers;

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	delay in introducing new service offerings by the combined company;

•	the failure to achieve anticipated revenues; and

•	unanticipated expenses related to integration of the companies.

          We may not succeed in addressing these risks. Further, we cannot assure you that the growth rate of the combined company will equal or exceed the historical growth rates experienced by us, HSA-Texas or any of its affiliates individually. Our ability to realize the anticipated benefits of the HSA-Texas acquisitions will depend on our ability to integrate HSA-Texas’ operations into our current operations in a timely and efficient manner.

          This integration may be difficult and unpredictable because our compensation arrangements, service offerings and processes are highly complex and have been developed independently from those of HSA-Texas. Successful integration requires coordination of different management personnel and auditors, as well as sales and marketing efforts and personnel. If we cannot successfully integrate the HSA-Texas assets with our operations, we may not realize the expected benefits of the HSA-Texas acquisitions.

If we are not successful in integrating the business operations of HSA-Texas in the United Kingdom, our financial results may be adversely affected.

          HSA-Texas’ operations in the United Kingdom generated revenues of approximately $24.4 million and operating income of approximately $1.8 million for the United Kingdom operating companies’ fiscal year ended April 30, 2001. Our ability to realize the anticipated benefits of the HSA-Texas acquisitions will depend in part on our ability to integrate HSA-Texas’ United Kingdom operations into our current United Kingdom operations in a timely and efficient manner. If we cannot successfully integrate such operations with our operations, we may not realize the expected benefits of the acquisition and our financial results may be adversely affected.

The acquisitions by us of businesses outside of our core business of accounts payable auditing have been, in general, financially and operationally unsuccessful.

          Our acquisitions of businesses outside of our core business of accounts payable auditing have been, in general, financially and operationally unsuccessful. As a result, on January 31, 2001, we announced that our board of directors had approved the sale of the Meridian VAT Reclaim business, the Communications Services segment, the Logistics Management Services segment, and the Channel Revenue division within the Accounts Payable Service segment. The sale of the Logistics Management Services segment was subsequently consummated on October 30, 2001 with initial gross proceeds, as adjusted, of approximately $9.5 million and the potential for additional gross proceeds of up to $3.0 million payable in the form of a revenue-based royalty over the next four years. We recorded a loss of approximately $19.1 million in the third quarter of 2001 with respect to the Logistics Management Services segment as part of a $31.0 million loss on disposal from discontinued operations recognized during that quarter. In addition, on December 14, 2001, we consummated the sale of our French Taxation Services business (which had been part of continuing operations until time of disposal) for gross proceeds of approximately $48.3 million. We recognized a loss on this sale of approximately $54.0 million in the fourth quarter of 2001. The remaining three businesses are no longer for sale. While we believe that the acquisitions of HSA-Texas and its affiliates are within our core business, there can be no assurance that we will be more successful in achieving financial and operational success with the HSA-Texas acquisitions than we were in previous non-core business acquisitions.

Our former discontinued operations may require additional working capital and management attention.

          On January 24, 2002, our board of directors approved a resolution to retain the remaining operations that were approved for sale, consisting of Meridian, the Communications Services business and the Channel Revenue business. Because these businesses were offered for sale during 2001, they were operated in such a manner as to maximize the proceeds to be received upon such sale. Management believes that these businesses may require additional capital infusions and additional attention from management in order that they might be operated to their maximum potential. Even if additional cash is spent with respect to these businesses, however, there is no guarantee that they can be operated profitably. In addition, to the extent that a disproportionate amount of management’s time is required to operate these businesses, our core business of accounts payable recovery may suffer. See “—The acquisitions by us of businesses outside of our core business of accounts payable auditing have been, in general, financially and operationally unsuccessful.”

Transition costs of the HSA-Texas acquisitions could adversely affect combined financial results.

          We expect to incur direct transition costs during 2002 of approximately $30.0 million, pre-tax, in connection with integrating the HSA-Texas acquisitions. During the nine months ended September 30, 2002, the Company has incurred approximately $20.8 million of these pre-tax direct transition costs relating to the integration of HSA-Texas and affiliates. If the benefits of the HSA-Texas acquisitions do not exceed the costs associated with the transition, the combined company’s financial results, including earnings per share, could be adversely affected.

The HSA-Texas acquisitions are anticipated to result in lower combined revenues from clients with respect to which we and HSA-Texas together have had the first and second audit positions.

          Some of our clients require that two independent audit companies perform recovery audits of their payment transactions in a first recovery audit followed by a second recovery audit. In situations where both we and HSA-Texas now perform both the first and second recovery audit services, it is possible that the client will retain another company for the first or second audit position in place of us. We estimate that there are 46 clients with respect to which we and HSA-Texas together have had the first and second recovery audit positions. These clients represented approximately 25% of our total revenues for the year ended December 31, 2001 and approximately 76% of the total revenues of HSA-Texas for that year. A substantial number of these clients may request that the combined company perform the first or second audits at reduced rates, or they may award the first or second recovery audit position to another party, rather than allowing the combined company to keep both positions. In either case, the combined revenues from these clients may be materially lower.

If we fail to hire and retain HSA-Texas’ auditors and other critical HSA-Texas personnel, it could diminish the benefits of the HSA-Texas acquisitions to us.

          The successful integration of the HSA-Texas business into our current business operations will depend in large part on our ability to hire and retain HSA-Texas’ auditors and other personnel critical to the business and operations of HSA-Texas. We may be unable to retain management personnel and auditors that are critical to the successful operation of the HSA-Texas business, resulting in loss of key information, expertise or know-how and unanticipated additional recruiting and training costs and otherwise diminishing anticipated benefits of the HSA-Texas acquisitions for us and our shareholders. In addition, any auditors not retained by PRG-Schultz could compete with the combined company, particularly in Europe, and could cause former HSA-Texas clients to cease doing business with us or to require more client favorable terms to retain their business. Also, if we cannot successfully implement a revised compensation plan that reduces the compensation level of a large number of HSA-Texas’ auditors, the anticipated benefits of the proposed acquisitions will be diminished. Even if we are successful in implementing the revised compensation plan, some HSA-Texas auditors may elect not to work for us if their compensation is reduced. Although we have had success in hiring HSA-Texas’ domestic auditors and in implementing a revised compensation plan for these auditors, there can be no assurance that we will be successful in hiring and retaining HSA-Texas’ international auditors and implementing a revised compensation plan for the international auditors.

The acquisitions of HSA-Texas and affiliates could result in material dilution to our earnings per share.

          It is possible that our future earnings per share will be materially diluted as a result of the acquisitions of HSA-Texas and affiliates. If the acquisitions of HSA-Texas and affiliates have a material negative impact on our earnings per share, the trading price of our common stock may be materially adversely affected.

We have violated our debt covenants in the past and may do so in the future.

          As of September 30, 2001, we were not in compliance with certain financial ratio covenants in our then existing senior credit facility. Those covenant violations were waived by the lenders in an amendment to the senior credit facility dated November 9, 2001. This amendment also relaxed certain financial ratio covenants for the fourth quarter of 2001 and for each of the quarters of 2002. On December 31, 2001, we entered into a new senior credit facility and cancelled the prior credit facility. No assurance can be provided that we will not violate the covenants of our new credit facility in the future. If we are unable to comply with our financial covenants in the future, our lenders could pursue their contractual remedies under the credit facility, including requiring the immediate repayment in full of all amounts outstanding, if any. Additionally, we cannot be certain that if the lenders demanded immediate repayment of any amounts outstanding that we would be able to secure adequate or timely replacement financing on acceptable terms or at all.

We rely on international operations for significant revenues.

          In 2001, approximately 29.8% of our revenues from continuing operations and 12.4% of HSA-Texas’ revenues were generated from international operations. HSA-Texas international revenues for 2001 included primarily revenues derived by its foreign affiliates, excluding gross revenues derived by HSA-Texas’ United Kingdom and Germany affiliates, which were owned by others under a licensure relationship, but included licensing fees from the United Kingdom and Germany operations. HSA-Texas acquired the United Kingdom and Germany businesses prior to our January 2002 acquisitions of HSA-Texas and affiliates. Accordingly, our additional international revenue exposure as a result of acquiring HSA-Texas and affiliates is greater than that indicated by the above 12.4% proportion. International operations are subject to risks, including:

•	political and economic instability in the international markets we serve;

•	difficulties in staffing and managing foreign operations and in collecting accounts receivable;

•	fluctuations in currency exchange rates, particularly weaknesses in the Euro, the British Pound, the Canadian Dollar, and other currencies of countries in which we transact business, which could result in currency translations that materially reduce our revenues and earnings;

•	costs associated with adapting our services to our foreign clients’ needs;

•	unexpected changes in regulatory requirements and laws;

•	difficulties in transferring earnings from our foreign subsidiaries to us; and

•	burdens of complying with a wide variety of foreign laws and labor practices.

          Because we expect a significant and growing proportion of our revenues to continue to come from international operations, the occurrence of any of the above events could materially and adversely affect our business, financial condition and results of operations.

We require significant management and financial resources to operate and expand our recovery audit services internationally.

          In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities. In addition, we have encountered, and expect to continue to encounter, significant expense and delays in expanding our international operations because of language and cultural differences, staffing, communications and related issues. We generally incur the costs associated with international expansion before any significant revenues are generated. As a result, initial operations in a new market typically operate at low margins or may be unprofitable. Because our international expansion strategy will require substantial financial resources, we may incur additional indebtedness or issue additional equity securities which could be dilutive to our shareholders. In addition, financing for international expansion may not be available to us on acceptable terms and conditions.

Recovery audit services are not widely used in international markets.

          Our long-term growth objectives are based in part on achieving significant future growth in international markets. Although our recovery audit services constitute a generally accepted business practice among retailers in the U.S., Canada, the United Kingdom and Mexico, these services have not yet become widely used in many international markets. Prospective clients, vendors or other involved parties in foreign markets may not accept our services. The failure of these parties to accept and use our services could have a material adverse effect on our future growth.

Future impairment of goodwill could materially reduce our future earnings.

          Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As of January 1, 2002, the Company had a consolidated goodwill asset of $196.8 million, consisting of $160.2 million relating to the Accounts Payable Services segment and $36.6 million relating to the Other Ancillary Services segment. The Company and its independent valuation advisors completed all required transitional testing related to the adoption of SFAS No. 142 in the second quarter of 2002. Based upon this testing, the Company concluded that all net goodwill balances relating to its Communications Services and Channel Revenue reporting units were impaired. As a result, the Company recognized a before-tax charge of $28.3 million as a cumulative effect of an accounting change, retroactive to January 1, 2002. The Company recorded an income tax benefit of $11.1 million as a reduction to this goodwill impairment charge, resulting in an after-tax charge of $17.2 million. Future annual goodwill impairment testing will include testing of the approximately $204.5 million of goodwill associated with the acquisition of the businesses of HSA-Texas and affiliates. To the extent that management misjudges any of the critical factors necessary to determine whether or not there is a goodwill impairment, or if any of our goodwill is accurately determined to be impaired, our future earnings could be materially adversely impacted.

The level of our annual profitability is significantly affected by our third and fourth quarter operating results.

          The purchasing and operational cycles of our clients typically cause us to realize higher revenues and operating income in the last two quarters of our fiscal year. If we do not continue to realize increased revenues in future third and fourth quarter periods, due to adverse economic conditions in those quarters or otherwise, our profitability for any affected quarter and the entire year could be materially and adversely affected because ongoing selling, general and administrative expenses are largely fixed.

Our revenues from commercial clients may change markedly from year to year.

          We examine merchandise procurements and other payments made by business entities such as manufacturers, distributors and healthcare providers which are collectively termed as “commercial clients.” Services to these types of clients to date have tended to be more rotational in nature with different divisions of a given client often audited in pre-arranged annual sequences. Accordingly, revenues derived from a given client may change markedly from year to year depending on factors such as the size and nature of the client division under audit.

The market for providing “basic-scope” recovery audit services to commercial entities in the United States is maturing.

          The substantial majority of our domestic commercial Accounts Payable Services clients are currently served using a “basic-scope” model which typically entails acquisition from the client of limited purchase data and an audit focus on a select few recovery categories. We believe that the market for providing “basic-scope” recovery audit services to commercial entities in the United States is reaching maturity with the existence of many competitors and increasing pricing pressures. We intend to distinguish ourselves by providing recurring, “broad-scope” audits to commercial entities where line item client purchase data is available and client purchase volumes are sufficient to achieve company profitability objectives. “Broad-scope” audits typically entail a vast expansion of recovery categories reviewed by our auditors with commensurately greater dollars recovered and fees earned. Until we can convert a substantial number of our current domestic Accounts Payable Services commercial clients to “broad-scope” audits, annual revenue growth derived from domestic commercial clients is expected to be modest. Although we are giving this conversion managerial emphasis, no definitive completion timetable has been established.

We may be unable to protect and maintain the competitive advantage of our proprietary technology and intellectual property rights.

          Our operations could be materially and adversely affected if we are not able to adequately protect our proprietary software, audit techniques and methodologies, and other proprietary intellectual property rights. We rely on a combination of trade secret laws, nondisclosure and other contractual arrangements and technical measures to protect our proprietary rights. Although we presently hold U.S. and foreign registered trademarks and U.S. registered copyrights on certain of our proprietary technology, we may be unable to obtain similar protection on our other intellectual property. In addition, our foreign registered trademarks may not receive the same enforcement protection as our U.S. registered trademarks. We generally enter into confidentiality agreements with our employees, consultants, clients and potential clients. We also limit access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors also may independently develop technologies that are substantially equivalent or superior to our technology. Although we believe that our services and products do not infringe on the intellectual property rights of others, we can not prevent someone else from asserting a claim against us in the future for violating their technology rights.

Our failure to retain the services of John M. Cook, or other key members of management, could adversely impact our continued success.

          Our continued success depends largely on the efforts and skills of our executive officers and key employees, particularly John M. Cook, our Chief Executive Officer. The loss of the services of Mr. Cook or other key members of management could materially and adversely affect our business. We have entered into employment agreements with Mr. Cook and other key members of management. We also maintain key man life insurance policies in the aggregate amount of $13.3 million on the life of Mr. Cook. While these employment agreements limit the ability of Mr. Cook and other key employees to directly compete with us in the future, nothing prevents them from leaving our company.

We may not be able to continue to compete successfully with other businesses offering recovery audit services.

          The recovery audit business is highly competitive. Our principal competitors for accounts payable recovery audit services include numerous smaller firms. We are uncertain whether we can continue to compete successfully with our competitors. In addition, our profit margins could decline because of competitive pricing pressures that may have a material adverse effect on our business, financial condition and results of operations.

Our further expansion into electronic commerce auditing strategies and processes may not be profitable.

          We anticipate a growing need for recovery auditing services among current clients migrating to Internet-based procurement, as well as potential clients already engaged in electronic commerce transactions. In response to this anticipated future demand for our recovery auditing expertise, we have made and may continue to make significant capital and other expenditures to further expand into Internet technology areas. We can give no assurance that these investments will be profitable or that we have correctly anticipated demand for these services.

An adverse judgment in the securities action litigation in which we and John M. Cook are defendants could have a material adverse effect on our results of operations and liquidity.

          We and John M. Cook, our Chief Executive Officer, are defendants in three putative class action lawsuits filed on June 6, 2000 in the United States District Court for the Northern District of Georgia, Atlanta Division, which have since been consolidated into one proceeding (the “Securities Class Action Litigation”). A judgment against us in this case could have a material adverse effect on our results of operations and liquidity, while a judgment against Mr. Cook could adversely affect his financial condition and therefore have a negative impact upon his performance as our chief executive officer. Plaintiffs in the Securities Class Action Litigation have alleged in general terms that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by allegedly disseminating materially false and misleading information about a change in our method of recognizing revenue and in connection with revenue reported for a division. The plaintiffs further allege that these misstatements and omissions led to an artificially inflated price for our common stock during the putative class period which runs from July 19, 1999 to July 26, 2000. This case seeks an unspecified amount of compensatory damages, payment of litigation fees and expenses, and equitable and/or injunctive relief. Although we believe the alleged claims in this lawsuit are without merit and intend to defend the lawsuit vigorously, due to the inherent uncertainties of the litigation process and the judicial system, we are unable to predict the outcome of this litigation.

Our articles of incorporation, bylaws, and shareholders’ rights plan and Georgia law may inhibit a change in control that you may favor.

          Our articles of incorporation and bylaws and Georgia law contain provisions that may delay, deter or inhibit a future acquisition of us not approved by our board of directors. This could occur even if our shareholders are offered an attractive value for their shares or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Provisions that could delay, deter or inhibit a future acquisition include the following:

•	a staggered board of directors;

•	the requirement that our shareholders may only remove directors for cause;

•	specified requirements for calling special meetings of shareholders; and

•	the ability of the board of directors to consider the interests of various constituencies, including our employees, clients and creditors and the local community.

          Our articles of incorporation also permit the board of directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders. In addition, we have in place a “poison pill” shareholders’ rights plan that will trigger a dilutive issuance of common stock upon substantial purchases of our common stock by a third party which are not approved by the board of directors. These provisions also could discourage bids for our shares of common stock at a premium and have a material adverse effect on the market price of our shares.

Our stock price has been and may continue to be volatile.

          Our common stock is traded on The Nasdaq National Market. The trading price of our common stock has been and may continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including:

•	future announcements concerning us, key clients or competitors;

•	quarterly variations in operating results;

•	changes in financial estimates and recommendations by securities analysts;

•	developments with respect to technology or litigation;

•	the operating and stock price performance of other companies that investors may deem comparable to our company;

•	acquisitions and financings; and

•	sales of blocks of stock by insiders.

          Stock price volatility is also attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the price of our common stock, regardless of our operating performance.

Risks Related to the Notes

The notes are subordinated to any existing and future senior indebtedness.

          The notes are subordinated in right of payment to our existing and future senior indebtedness, as defined, including our senior credit facility and any replacement of it. As of June 30, 2002, we had approximately $20.3 million in senior indebtedness. On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of our common stock from an affiliate of Howard Schultz, a director of the Company, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through additional borrowings under our senior bank credit facility. The indenture does not limit our ability to incur additional senior indebtedness (or any other indebtedness). In addition, we have a credit facility with a borrowing capacity of up to $55.0 million, subject to eligible accounts receivable, secured by all of our assets, all amounts outstanding under which will be senior indebtedness. Any significant additional senior indebtedness incurred may harm our ability to service our debt, including the notes. Because of the subordination provisions, in the event of bankruptcy, insolvency, liquidation or dissolution, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of our senior indebtedness to the extent necessary to pay the senior indebtedness in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. In addition, the holders of our senior indebtedness may restrict or prohibit us from making payments on the notes.

Our holding company structure results in substantial structural subordination and may affect our ability to make payments on the notes.

          We are a holding company and we conduct all of our operations through our subsidiaries. As a result, our ability to meet our debt service obligations, including our obligations under the notes, substantially depends upon our subsidiaries’ cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. Our subsidiaries’ payment of dividends or making of loans, advances or other payments may be subject to contractual restrictions or other limitations.

          The notes are also effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. At June 30, 2002, our subsidiaries had aggregate liabilities of approximately $130.3 million, including $20.3 million of senior indebtedness. On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of our common stock from an affiliate of Howard Schultz, a director of the Company, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through additional borrowings under our senior bank credit facility. We expect that subsidiaries will continue to incur additional indebtedness from time to time. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization, and your resulting rights to participate in those assets, would be effectively subordinated to the claims of our subsidiaries’ creditors.

Our ability to repurchase notes, if required, may be limited.

          In certain circumstances, including a change in control, the holders of the notes may require us to repurchase some or all of the notes. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, or the terms of other agreements relating to our senior indebtedness. For example, under the terms of our senior credit facility, the lenders under that facility are required to consent to any payment of principal under the notes. We may be required to refinance our senior indebtedness in order to make such payments, and we can give no assurance that we would be able to obtain such financing on acceptable terms or at all.

The notes are not protected by restrictive covenants.

          The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving PRG-Schultz, except to the extent described under “Description of the Notes.”

The market for the notes may be limited.

          Although the notes that were sold to qualified institutional buyers pursuant to Rule 144A are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the offering price of the notes pursuant to this prospectus. Whether or not the notes will trade at lower prices depends on many factors, including:

•	prevailing interest rates and the markets for similar securities;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

Any rating of the notes may cause their trading price to fall.

          In the future, one or more rating agencies may rate the notes. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

RATIO OF EARNINGS TO FIXED CHARGES

          Our ratio of earnings to fixed charges is as follows:

					For the Six
Years Ended December 31,					Months Ended
					June 30,
1997	1998	1999	2000	2001	2002

18.95x	6.07x	6.44x	2.16x	1.80x	4.60x

The ratio of earnings to fixed charges has been computed by dividing earnings, which consist of consolidated earnings from continuing operations before discontinued operations, cumulative effect of accounting change and extraordinary item plus income taxes and fixed charges, except capitalized interest, by fixed charges, which consist of consolidated interest on indebtedness, including capital interest, amortization of debt discount and issuance cost, and the estimated portion of rental expenses deemed to be equivalent to interest (20% of rental expenses).

USE OF PROCEEDS

          The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds.

PRICE RANGE OF COMMON STOCK

          Our common stock is traded principally on The Nasdaq National Market under the symbol “PRGX.” The table below sets forth for the periods presented the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market.

	High	Low

Year Ended December 31, 2000:
First Quarter	$34.38	$14.75
Second Quarter	20.56	13.00
Third Quarter	18.81	7.88
Fourth Quarter	9.91	3.06
Year Ended December 31, 2001:
First Quarter	$7.67	$4.81
Second Quarter	14.00	4.88
Third Quarter	16.10	9.18
Fourth Quarter	9.80	4.20
Year Ending December 31, 2002:
First Quarter	$14.18	$7.61
Second Quarter	16.25	11.55
Third Quarter	14.99	8.83
Fourth Quarter (through October 25, 2002)	8.31	12.49

          As of September 30, 2002, there were 63,330,938 shares of our common stock outstanding, which were owned by 315 holders of record.

DIVIDEND POLICY

          We have not paid cash dividends on our common stock since our initial public offering on March 26, 1996 and do not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in our senior credit facility limit our ability to pay cash dividends. Shareholder distributions reflected in our Consolidated Statement of Shareholders’ Equity for the year ended December 31, 1999 relate to the pre-acquisition operations of PRS International, Ltd. which we acquired in August 1999 and accounted for under the pooling-of-interests method.

PRG-SCHULTZ SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth selected consolidated financial data for the Company as of and for the five years ended December 31, 2001 and as of June 30, 2002 and for the six months ended June 30, 2002 and 2001. The historical consolidated financial data as of and for the five years ended December 31, 2001 have been derived from the Company’s Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 have been audited by KPMG LLP, independent auditors. The Consolidated Balance Sheets as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations, Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2001 and the independent auditors’ report thereon, which in 2000 and 1999 is based partially upon the report of other auditors and refers to changes in accounting for revenue recognition in 2000 and 1999, are included in this prospectus. Such historical consolidated financial data as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 are derived from the Company’s unaudited Condensed Consolidated Financial Statements, and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the periods. The Company disposed of its Logistics Management Services segment in October 2001 and closed a unit within the Communications Services business during the third quarter of 2001. Additionally, in December of 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal. Selected consolidated financial data for the Company has been reclassified to reflect Logistics Management Services, the closed unit within Communications Services and the French Taxation Services business as discontinued operations and all historical financial information contained herein has been reclassified to remove these businesses from continuing operations for all periods presented. Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001 and, as such, were previously presented as discontinued operations for all periods presented. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company’s Board of Directors approved a proposal to retain these three remaining discontinued operations. The Company’s selected consolidated financial data has been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations for all periods presented. Selected consolidated financial data for the Company was retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian and PRS International, Ltd. which were acquired in August 1999 and accounted for under the pooling-of-interests method. Further, during the fourth quarter of 2000, the Company’s Meridian and Channel Revenue businesses adopted Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, retroactive to January 1, 2000. In accordance with the applicable requirements of accounting principles generally accepted in the United States of America, consolidated financial statements for periods prior to 2000 have not been restated. Additionally, the Company made the decision in the second quarter of 1999 to recognize revenue for all of its then-existing operations when it invoices clients for its fee retroactive to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting primarily of retailers, wholesale distributors and governmental entities) at the time overpayment claims were presented to and approved by its clients. In accordance with the applicable requirements of accounting principles generally accepted in the United States of America, consolidated financial statements for periods prior to 1999 have not been restated. Due to accounting changes, certain financial statement amounts for 2000 will not be directly comparable to corresponding amounts for 1999 and prior years, and certain financial statement amounts for 1999 will not be directly comparable to corresponding amounts for 1998 and prior years. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus and other financial information appearing elsewhere in this prospectus including Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Six Months Ended
	June 30,		Years Ended December 31,

	2002(12)	2001	2001(11)	2000(8)(10)	1999(2)(8)	1998(1)(3)	1997(1)(4)

	(In thousands, except per share data)
Statements of Operations Data:
Revenues	$228,583	$152,962	$314,025	$302,080	$287,345	$207,351	$139,835
Cost of revenues	131,937	87,873	180,519	177,723	155,326	113,872	76,196
Selling, general and administrative expenses	71,090	57,459	116,300	106,035	83,404	71,367	46,821
Business acquisition and restructuring expenses(5)	—	—	—	—	13,341	—	—

Operating income	25,556	7,630	17,206	18,322	35,274	22,112	16,818
Interest (expense), net	(4,674)	(4,829)	(8,903)	(7,589)	(4,330)	(2,824)	3

Earnings from continuing operations before income taxes, minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	20,882	2,801	8,303	10,733	30,944	19,288	16,821
Income taxes	7,726	1,479	4,384	5,796	13,306	6,954	7,233

Earnings from continuing operations before minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	13,156	1,322	3,919	4,937	17,638	12,334	9,588
Minority interest in (earnings) of consolidated subsidiaries	—	—	—	—	(357)	(460)	(411)

Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	13,156	1,322	3,919	4,937	17,281	11,874	9,177
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes	—	(1,443)	(3,294)	(17,920)	10,155	2,760	187
Gain (loss) on disposal/ retention of discontinued operations including operating results for phase-out period, net of income taxes(13)	2,310	—	(82,755)	—	—	—	—

Earnings (loss) from discontinued operations	2,310	(1,443)	(86,049)	(17,920)	10,155	2,760	187

Earnings (loss) before extraordinary item and cumulative effect of accounting changes	15,466	(121)	(82,130)	(12,983)	27,436	14,634	9,364
Extraordinary item, net of income taxes	—	—	(1,581)	—	—	—	—

Earnings (loss) before cumulative effect of accounting changes	15,466	(121)	(83,711)	(12,983)	27,436	14,634	9,364
Cumulative effect of accounting changes, net of income taxes(8)	(17,208)	—	—	(26,145)	(29,195)	—	—

Net earnings (loss)	$(1,742)	$(121)	$(83,711)	$(39,128)	$(1,759)	$14,634	$9,364

Cash dividends per share(9)	$—	$—	$—	$—	$0.01	$0.01	$0.01

	Six Months Ended
	June 30,		Years Ended December 31,

	2002(12)	2001	2001(11)	2000(8)(10)	1999(2)(8)	1998(1)(3)	1997(1)(4)

	(In thousands, except per share data)
Basic earnings (loss) per share:
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.21	$0.03	$0.08	$0.10	$0.36	$0.30	$0.27
Discontinued operations	0.04	(0.03)	(1.78)	(0.37)	0.21	0.07	0.01
Extraordinary item	—	—	(0.03)	—	—	—	—
Cumulative effect of accounting changes	(0.28)	—	—	(0.53)	(0.61)	—	—

Net earnings (loss)	$(0.03)	$—	$(1.73)	$(0.80)	$(0.04)	$0.37	$0.28

Diluted earnings (loss) per share:
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.19	$0.03	$0.08	$0.10	$0.35	$0.29	$0.27
Discontinued operations	0.03	(0.03)	(1.77)	(0.36)	0.20	0.07	—
Extraordinary item	—	—	(0.03)	—	—	—	—
Cumulative effect of accounting changes	(0.22)	—	—	(0.53)	(0.59)	—	—

Net earnings (loss)	$—	$—	$(1.72)	$(0.79)	$(0.04)	$0.36	$0.27

		December 31,
	June 30,
	2002(12)	2001(11)	2000(10)	1999(2)(6)	1998(1)(3)(7)	1997(1)(4)

		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,287	$33,334	$18,748	$23,593	$21,108	$14,233
Working capital	19,713	39,987	156,944	150,701	94,941	52,885
Total assets	589,715	379,260	497,364	476,694	401,531	131,016
Long-term debt, excluding current installments, and loans from shareholders	20,300	—	153,563	92,811	138,609	48,258
Convertible notes	121,231	121,166	—	—	—	—
Total shareholders’ equity	338,166	168,095	247,529	294,970	143,828	45,537

(1)	Selected consolidated financial data for the Company as of and for the two years ended December 31, 1998, as previously reported, have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian VAT Corporation Limited and PRS International, Ltd. which were each acquired in August 1999 and accounted for under the pooling-of-interests method. See Note 11 of Notes to Consolidated Financial Statements included in this prospectus.

(2)	During 1999, the Company completed six acquisitions accounted for as purchases consisting of Payment Technologies, Inc. (April), Invoice and Tariff Management Group, LLC (June), AP SA (October), Freight Rate Services, Inc. (December), Integrated Systems Consultants, Inc. (December) and minority interests in three subsidiaries of Meridian VAT Corporation Limited (December). See Notes 2 and 11 of Notes to Consolidated Financial Statements included in this prospectus.

(3)	During 1998, the Company completed eight acquisitions accounted for as purchases consisting of Precision Data Link (March), The Medallion Group (June), Novexel S.A. (July), Loder, Drew & Associates, Inc. (August), Cost Recovery Professionals Pty Ltd (September), Robert Beck & Associates, Inc. and related businesses (October), IP Strategies SA (November) and Industrial Traffic Consultants, Inc. (December). See Notes 2 and 11 of Notes to Consolidated Financial Statements included in this prospectus.

(4)	During 1997, the Company completed four acquisitions accounted for as purchases consisting of Accounts Payable Recovery Services, Inc. (February), The Hale Group (May), 98.4% of Financière Alma, S.A. and its subsidiaries (October) and TradeCheck, LLC (November), and one acquisition accounted for as a pooling-of-interests, Shaps Group, Inc. (January). See Note 2 of Notes to Consolidated Financial Statements included in this prospectus.

(5)	Consists of merger-related charges relating to businesses acquired under the pooling-of-interests accounting method and certain restructuring charges. See Note 17 of Notes to Consolidated Financial Statements included in this prospectus.

(6)	Balance Sheet Data as of December 31, 1999 reflect the receipt of $118.5 million in net proceeds from the Company’s January 1999 follow-on public offering. See Note 9 of Notes to Consolidated Financial Statements included in this prospectus.

(7)	Balance Sheet Data as of December 31, 1998 reflect the receipt of $81.2 million in net proceeds from the Company’s March 1998 follow-on public offering.

(8)	In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. See Note C to Condensed Consolidated Financial Statements (Unaudited) on Form 10-Q for the Quarter Ended June 30, 2002, incorporated by reference in this prospectus. In 2000 and 1999, the Company changed its method of accounting for revenue recognition. See Note 1(d) of Notes to Consolidated Financial Statements included in this prospectus.

(9)	Cash dividends per share represent distributions to the shareholders of PRS International, Ltd.

(10)	During 2000, the Company completed two acquisitions accounted for as purchases consisting of The Right Answer, Inc. (March) and TSL Services, Inc. (June). See Notes 2 and 11 of Notes to Consolidated Financial Statements included in this prospectus.

(11)	During 2001, the Company completed the sale of its French Taxation Services business and Logistics Management Services segment at net losses of $54.0 million and $19.1 million, respectively. See Note 2 of Notes to Consolidated Financial Statements included in this prospectus.

(12)	During 2002, the Company completed the acquisition of the businesses of Howard Schultz & Associates International, Inc. and associates. See Notes H and I to Condensed Consolidated Financial Statements (Unaudited) on Forms 10-Q for the Quarters ended March 31, 2002 and June 30, 2002, respectively, incorporated by reference in this prospectus.

(13)	During the quarter ended March 31, 2002, the Company recognized a net gain from the retention of discontinued operations. See Note B to Condensed Consolidated Financial Statements (Unaudited) on Forms 10-Q for the Quarters Ended March 31, 2002 and June 30, 2002, incorporated by reference in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

          PRG-Schultz International, Inc. and subsidiaries (the “Company”) is the leading provider of recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors.

          In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful “lost profits” that can be particularly significant for businesses with relatively narrow profit margins. The Company’s trained, experienced industry specialists use sophisticated proprietary technology and advanced recovery techniques and methodologies to identify overpayments to vendors. In addition, these specialists review clients’ current practices and processes related to procurement and other expenses in order to identify solutions to manage and reduce expense levels, as well as apply knowledge and expertise of industry best practices to assist clients in improving their business efficiencies.

Critical Accounting Policies

          Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and accounts receivable reserves, income taxes and intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          The Company’s significant accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements included in this prospectus. However, certain of the Company’s accounting policies are particularly important to the portrayal of its financial position and results of operations and require the application of significant judgment by management; as a result they are subject to an inherent degree of uncertainty. Management believes the following critical accounting policies, among others, involve its more significant judgments and estimates used in the preparation of its consolidated financial statements.

•	Revenue Recognition. The Company recognizes revenue on the invoice basis except with respect to its Meridian VAT Reclaim (“Meridian”) and Channel Revenue units where revenue is recognized on the cash basis in accordance with guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements. Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable and (d) collectibility is reasonably assured. The determination that each of the aforementioned criteria are met requires the application of significant judgment by management and a misapplication of this judgment could result in inappropriate recognition of revenue.

•	Accounts Receivable Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of its clients to make required payments. If the financial condition of the Company’s clients were to deteriorate, or their operating climate were to change, resulting in an impairment of either their ability or willingness to make payments, additional allowances may be required.

•	Income Taxes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

•	Goodwill. Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, the Company’s Condensed Consolidated Statements of Operations (Unaudited) for the three and six month periods ended June 30, 2002 do not include any goodwill amortization or amortization of indefinite life intangibles.

SFAS No. 142 also provides for mandatory transitional impairment testing of the Company’s recorded goodwill balances as they existed on January 1, 2002, using a prescribed and complex testing methodology. To accomplish this transitional impairment analysis the Company identified its SFAS No. 142 reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the second step of the transitional impairment test must be performed. In the second step, the Company compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, Business Combinations, to its carrying amount, both of which were measured as of January 1, 2002, the date of adoption. As of January 1, 2002, the Company had a consolidated goodwill asset of $196.8 million, consisting of $160.2 million relating to the Accounts Payable Services segment and $36.6 million relating to the Other Ancillary Services segment. The Company and its independent valuation advisors completed all required transitional testing related to the adoption of SFAS No. 142 in the second quarter of 2002. Based upon this testing, the Company concluded that all net goodwill balances relating to its Communications Services and Channel Revenue reporting units were impaired. As a result, the Company recognized a before-tax charge of $28.3 million as a cumulative effect of an accounting change, retroactive to January 1, 2002. The Company recorded an income tax benefit of $11.1 million as a reduction to this goodwill impairment charge, resulting in an after-tax charge of $17.2 million.

Future annual goodwill impairment testing will include testing of the approximately $204.5 million of goodwill associated with the acquisition of the businesses of HSA-Texas and affiliates.

The identification of reporting units, the determination of carrying value of each reporting unit and the determination of fair value for each reporting unit requires a significant amount of judgment on the part of management and its independent valuation advisors. To the extent that management (or its independent valuation advisors) misapplies the judgment surrounding any of the critical factors set forth under SFAS No. 142, the Company’s financial results could be materially and adversely effected.

Results of Operations

          The following table sets forth the percentage of revenues represented by certain items in the Company’s Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999. For the Company’s results of operations for the three and six months ended June 30, 2002 and 2001, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, refer to the Company’s Form 10-Q for the Quarter Ended June 30, 2002, incorporated by reference in this prospectus.

	Years Ended
	December 31,

	2001	2000	1999

Statements of Operations Data:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	57.5	58.8	54.1
Selling, general and administrative expenses	37.0	35.1	29.0
Business acquisition and restructuring expenses	—	—	4.6

Operating income	5.5	6.1	12.3
Interest (expense), net	(2.9)	(2.5)	(1.5)

Earnings from continuing operations before income taxes, minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	2.6	3.6	10.8
Income taxes	1.4	2.0	4.7

Earnings from continuing operations before minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	1.2	1.6	6.1
Minority interest	—	—	(0.1)

Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	1.2	1.6	6.0
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes	(1.0)	(5.9)	3.5
Loss on disposal from discontinued operations including operating results for phase-out period, net of income taxes	(26.4)	—	—

Earnings (loss) from discontinued operations	(27.4)	(5.9)	3.5

Earnings (loss) before extraordinary item and cumulative effect of accounting changes	(26.2)	(4.3)	9.5
Extraordinary item, net of income taxes	(0.5)	—	—

Earnings (loss) before cumulative effect of accounting changes	(26.7)	(4.3)	9.5
Cumulative effect of accounting changes, net of income taxes	—	(8.7)	(10.1)

Net loss	(26.7)%	(13.0)%	(0.6)%

2001 Compared to 2000

          Revenues. The Company’s revenues from continuing operations consist principally of contractual percentages of overpayments recovered for clients. The Company’s principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment (see Note 14 of Notes to Consolidated Financial Statements included in this prospectus).

          For the year ended December 31, 2001, revenues from continuing operations were $314.0 million or 4.0% higher than revenues from continuing operations of $302.1 million achieved in the corresponding period of 2000.

          For the year ended December 31, 2001, revenues from Accounts Payable Services were $259.3 million or 1.6% higher than revenues from Accounts Payable Services of $255.1 million achieved in the corresponding period of 2000.

          Internationally, revenues from the Company’s Accounts Payable Services increased slightly to $61.8 million in 2001, up from $61.0 million in 2000. This growth in international Accounts Payable Services was the result of modest growth in Canada due to new clients and an expansion of services to existing clients. This increase was partially offset by a decrease in year-over-year revenues for Europe primarily due to the loss of one significant client.

          Domestic revenues from Accounts Payable Services increased 1.7% to $197.5 million for the year ended December 31, 2001, up from $194.1 million for the comparable period of 2000. The increase was primarily due to increased revenues related to services provided to retail clients partially offset by decreased revenues related to services provided to commercial clients. Services provided to commercial clients tend to be rotational in nature with different divisions of a given client often audited in pre-arranged annual sequences. Accordingly, revenues derived from a given client may change markedly from year-to-year depending on factors such as the size and nature of the client division under audit.

          Revenues from the Company’s Other Ancillary Services segment increased 16.6% to $54.8 million for the year ended December 31, 2001, up from $47.0 million for the comparable period of the prior year. This increase was primarily driven by increases in revenue for the Communications Services operations and the Meridian operations. The Company’s Communications Services operations experienced an increase in revenues of approximately $5.4 million during the year ended December 31, 2001, when compared to the prior year. Results for the year ended December 31, 2001 included a full year of revenues related to the Company’s June 1, 2000 acquisition of TSL Services, Inc. (“TSL”) compared to seven months of revenues for the year ended December 31, 2000. Additionally the Company’s Meridian operations experienced an increase in revenues of approximately $2.3 million for the year ended December 31, 2001, when compared to the year ended December 31, 2000 as the result of increased cash collections from claim submissions. Revenues for Channel Revenue (formerly “Ship & Debit”) were flat at $5.4 million for the year ended December 31, 2001 and the year ended December 31, 2000.

          Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company’s auditors based primarily upon the level of overpayment recoveries, and compensation paid to various types of hourly workers and salaried operational managers. Also included in cost of revenues are other direct costs incurred by these personnel including rental of non-headquarters offices, travel and entertainment, telephone, utilities, maintenance and supplies and clerical assistance.

          Cost of revenues were $180.5 million or 57.5% of revenues for the year ended December 31, 2001, compared to $177.7 million or 58.8% of revenues for the year ended December 31, 2000.

          Cost of revenues as a percentage of revenues from Accounts Payable Services was 54.6% of revenues for both years ended December 31, 2001 and 2000.

          Cost of revenues as a percentage of revenues from international Accounts Payable Services increased to 54.0% for the year ended 2001, up from 51.0% in the comparable period of 2000. This year-over-year increase was the result of increased levels of auditor staffing in the developing areas of Latin America and Asia. These countries added staff in order to penetrate new markets. During the initial period, as new markets are entered, audit staff compensation is typically salaried and is spread over a relatively small revenue base, which serves to increase the cost of revenues as a percentage of revenues.

          Domestically, for the year ended December 31, 2001, cost of revenues as a percentage of revenues from domestic Accounts Payable Services improved compared to the same period of the prior year. For the year ended December 31, 2001, domestic cost of revenues as a percentage of revenues from domestic Accounts Payable Services was 54.7%, a decrease compared to 55.8% for 2000. This year-over-year decrease was primarily due to one-time charges taken in 2000 for employee advance account reductions due to auditors’ draws forgiven.

          Cost of revenues from the Company’s Other Ancillary Services operations was $39.1 million or 71.4% of revenues for the year ended December 31, 2001 compared to $38.3 million or 81.5% of revenues for the year ended December 31, 2000. This percentage decrease was primarily the result of a decrease in cost of revenues as a percentage of revenues for Meridian partially offset by an increase in cost of revenues as a percentage of revenues for Communications Services operations. On a period-over-period basis, Meridian experienced a decrease in cost of revenues both on a dollar basis of $3.9 million and as a percentage of revenues as a result of operational improvements combined with an increase in revenues. The increase in Communications Services cost of revenues expenditures was a result of increased staffing in anticipation of future growth.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, accounts receivable allowance for doubtful accounts, the impact of foreign currency transactions, headquarters-related depreciation of property and equipment and amortization of intangibles.

          Selling, general and administrative expenses increased to $116.3 million for the year ended December 31, 2001, from $106.0 million for the year ended December 31, 2000. On a percentage basis, selling, general and administrative expenses, as a percentage of revenues increased to 37.0% in 2001, up from 35.1% in 2000.

          For the year ended December 31, 2001, selling, general and administrative expense, excluding corporate overhead, were 25.0% of revenues from Accounts Payable Services, compared to 23.6% for 2000.

          Internationally, selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues from the Company’s international Accounts Payable Services increased to 26.5% in the year ended December 31, 2001, up from 22.5% in 2000, primarily due to increases in accounts receivable allowance for doubtful accounts, particularly in Europe and Latin America. Additionally, Latin America incurred increased expenses in 2001 as a result of expansion of the commercial operations in Mexico and Brazil.

          Domestically, excluding corporate overhead, selling, general and administrative expenses as a percentage of revenues from Accounts Payable Services were 24.6% in the year ended December 31, 2001, up from 23.9% during the same period of the prior year. The increase in selling, general and administrative expenses on a year-over-year basis was primarily due to increases in accounts receivable allowance for doubtful accounts related to the Company’s domestic operations, including additional allowance for doubtful accounts for client bankruptcies, primarily K-Mart, partially offset by a reduction in administrative support costs.

          Selling, general and administrative expenses, excluding corporate overhead, for the Company’s Other Ancillary Services operations increased to $14.4 million or 26.3% of revenues for the year ended December 31, 2001, up from $5.6 million or 11.9% of revenues for the year ended December 31, 2000. Excluding corporate overhead, selling, general and administrative expenses from Other Ancillary Services increased, both on a dollar basis and a percentage basis, primarily due to an increase in administrative support costs for both Meridian and Communications Services and an increase in accounts receivable allowance for doubtful accounts related to the Communications Services operations.

          Corporate overhead selling, general and administrative expenses include the expenses of the corporate data center, human resources, legal and accounting, administration, foreign currency transactions, headquarters-related depreciation of property and equipment and amortization of intangibles. Corporate overhead selling, general and administrative expenses as a percentage of revenues from continuing operations was 11.8% in the year ended December 31, 2001, down from 13.4% in the same period of 2000. This decrease is due in part to reduced period costs in 2001 for general expenses such as consulting fees and professional services and severance costs. During 2001, the Company incurred approximately $16.0 million for consulting and professional services of which approximately $8.0 million was capitalized as part of the acquisitions of HSA-Texas and affiliates, with the remaining $8.0 million being expensed as incurred. Conversely, the Company incurred approximately $10.3 million for consulting and professional services in 2000, all of which was expensed as incurred. Additionally, the Company had a year-over-year decrease in severance costs of approximately $1.7 million. During 2001, the Company continued to incur corporate overhead expenses to support its discontinued operations. Under accounting principles generally accepted in the United States of America, a company is not allowed to allocate general corporate overhead costs to discontinued operations with the exception of applicable interest expense.

          In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $10.2 million and $10.1 million in 2001 and 2000, respectively. As of January 1, 2002, goodwill and intangible assets with indefinite lives are no longer subject to amortization pursuant to SFAS No. 142, Goodwill and Other Intangible Assets.

          Operating Income. Operating income as a percentage of revenues from continuing operations was 5.5% in 2001, compared to 6.1% in 2000.

          Operating income as a percentage of revenues from Accounts Payable Services was 20.4% in 2001, compared to 21.8% in 2000.

          Internationally, operating income as a percentage of revenues in the international portion of the Company’s Accounts Payable Services operations was 19.5% in the year ended December 31, 2001, down from 26.5% in the year ended December 31, 2000. The decline was driven by the increased cost of revenue and selling, general and administrative expenses as discussed above.

          Domestically, operating income as a percentage of domestic revenues from Accounts Payable Services, excluding corporate overhead, increased to 20.7% in 2001, up from 20.3% in 2000, for reasons outlined above.

          Operating income as a percentage of revenues from the Company’s Other Ancillary Services operations decreased to 2.4% in 2001, down from 6.6% in 2000, for reasons outlined above.

          Interest (Expense), Net. Interest (expense), net for the year ended 2001 was $8.9 million, up from $7.6 million in 2000. Most of the Company’s interest expense in 2001 and 2000 pertained to its previously existing $200.0 million senior credit facility with a banking syndicate which was replaced with a new senior credit facility on December 31, 2001. The Company historically made periodic borrowings under the former $200.0 million credit facility primarily to finance the cash portion of considerations paid for businesses it acquired (see Notes 2 and 11 of Notes to Consolidated Financial Statements included in this prospectus). Without these acquisitions, the Company’s need for bank borrowings would have been minimal. The year-over-year increase in interest expense was directly attributable to higher outstanding balances due to borrowings under the senior credit facility during the year ended December 31, 2001 and a higher weighted average interest rate on outstanding borrowings year-over-year. Although the external interest rate environment improved in 2001 in comparison to 2000, the Company incurred increased marginal interest charges in 2001 versus 2000 due to the tiered pricing structure of the $200.0 million senior credit facility. Specifically, in 2001 the Company’s bank covenant ratios deteriorated in relation to the ratios achieved in 2000. This deterioration in ratios caused the Company to move into higher interest rate strata within the tiered pricing structure of the $200.0 million senior credit facility.

          On November 26, 2001, the Company completed a $95.0 million offering of its 4 3/4% convertible subordinated notes due in 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over allotments, bringing to $125.0 million the aggregate amount issued. The Company received net proceeds from the offering of approximately $121.4 million. The proceeds of the notes were used to pay down the Company’s outstanding balance under its senior credit facility. The convertible notes had minimal impact on interest expense during the year ended December 31, 2001, because, they were issued late in the year, however, interest expense for the year ending December 31, 2002 related to the convertible notes including amortization of the discount is estimated to be approximately $6.7 million.

          Earnings From Continuing Operations Before Income Taxes, Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change. Earnings from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change as a percentage of total revenues were 2.6% in 2001, compared to 3.6% in 2000. The change in earnings from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change was the result of the factors noted above.

          Income Taxes. The provisions for income taxes for 2001 and 2000 consist of federal, state and foreign income taxes at the Company’s effective tax rate, which approximated 53% for the year ended December 31, 2001 and 54% for the year ended December 31, 2000. These rates were higher than in years prior to 2000 due to the impact of non-deductible items such as certain goodwill amortization combined with lower levels of earnings before income taxes.

          Earnings (Loss) From Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company’s financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001 and closed a unit within the Communications Services business during the third quarter of 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business which had been part of continuing operations until time of disposal.

          Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company’s Board of Directors approved a proposal to retain the Company’s three remaining discontinued operations. The Company’s Consolidated Financial Statements included in this prospectus have been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations and to reflect French Taxation Services, the Logistics Management segment and the closed unit within the Communications Services business as discontinued for all periods presented.

          The Company incurred a loss from discontinued operations for the year ended December 31, 2001 of $86.0 million compared to a loss of $17.9 million for 2000. The Company generated an after tax loss from discontinued operations of $3.3 million related to French Taxation Services for the year ended December 31, 2001. Additionally, approximately $78.2 million of the loss on disposal from discontinued operations including operating results for phase-out period for the year ended December 31, 2001 was due to the losses on the sales of the French Taxation Services business (which had been part of continuing operations until time of disposal and is included in discontinued operations for all periods presented in this prospectus) and the Logistics Management Services segment of approximately $54.0 million and $19.1 million, respectively, as well as the closing of a unit within the Communications Services segment which resulted in a loss of approximately $5.1 million.

          As required under accounting principles generally accepted in the United States of America, the Company continually updated its assessment of the estimated gain (loss) on disposal from those businesses that had been declared to be discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the sale of those businesses that had been declared to be discontinued operations, net losses from discontinued operations for the year ended December 31, 2001 and estimated net earnings (losses) from discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge includes a $19.1 million loss specifically relating to the Logistics Management Services segment which was subsequently sold on October 30, 2001. The $31.0 million after-tax charge also includes a $5.1 million loss specifically relating to the closing of a unit within the Communications Services segment.

          The Company recognized an after-tax non-recurring goodwill impairment charge of approximately $19.2 million in 2000 to adjust the net book value of the goodwill contained within the closed unit within the Communications Services business and goodwill contained within the French Taxation Services segment.

          Cumulative Effect of Accounting Change. The $26.1 million cumulative effect of accounting change for the year ended December 31, 2000 was due to the Company’s decision to retroactively change its method of accounting for revenue recognition for the Meridian and Channel Revenue divisions, in consideration of guidance issued by the Securities and

Exchange Commission under Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements. (See Note 1(d) of Notes to Consolidated Financial Statements included in this prospectus).

          Extraordinary Item, Net of Income Taxes. During the year ended December 31, 2001, the Company incurred an extraordinary loss of $1.6 million, net of income taxes as a result of the early termination of its $200.0 million senior credit facility on December 31, 2001 which was concurrently replaced by a new three-year senior bank credit facility. The extraordinary loss consisted of the write-off of $2.6 million in unamortized deferred loan costs, net of an income tax benefit of $1.0 million.

          Weighted-Average Shares Outstanding — Basic. The Company’s weighted-average shares outstanding for purposes of calculating basic earnings per share were 48.3 million for the year ended December 31, 2001, down from 48.9 million for the year ended December 31, 2000. This decrease was comprised primarily of outstanding shares repurchased in the open market under the Company’s publicly announced share repurchase program in the third quarter of 2000, partially offset by restricted, unregistered shares issued by the Company in April 2001 in connection with the Groupe AP earnout.

          In connection with the acquisitions of HSA-Texas and affiliates, which closed on January 24, 2002, the Company issued 14.8 million unregistered shares of its common stock. These shares will be included in the calculation of the weighted-average shares outstanding, basic and dilutive, in future periods. Additionally, the Company’s $125.0 million of convertible notes are convertible into the Company’s common stock at a conversion price of $7.74 per share, which is equal to a conversion rate of approximately 129.2 shares per $1,000 principal amount of notes, subject to adjustment. At December 31, 2001, the shares that would be issued on an if-converted basis relative to the convertible notes outstanding were excluded from the calculation of the dilutive shares outstanding as antidilutive. The Company anticipates that these shares (approximately 16.1 million on an if-converted basis) will be dilutive in future periods and, therefore, will be included in the calculation of diluted weighted-average shares outstanding in future years.

2000 Compared to 1999

          Revenues. The Company’s revenues from continuing operations consist principally of contractual percentages of overpayments recovered for clients. The Company’s principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment (see Note 14 of Notes to Consolidated Financial Statements included in this prospectus).

          For the year ended December 31, 2000, revenues from continuing operations were $302.1 million or 5.1% higher than revenues from continuing operations of $287.3 million achieved in the corresponding period of 1999.

          Revenues from Accounts Payable Services increased 3.5% to $255.1 million in 2000, up from $246.4 million in 1999.

          Revenues from the international portion of the Company’s Accounts Payable Services operations increased 31.3% to $61.0 million in 2000, up from $46.5 million in 1999. This growth in international Accounts Payable Services was driven by new clients and by an expansion of services to existing clients, with the majority of the growth generated in Europe and Latin America.

          Domestic revenues from Accounts Payable Services decreased 2.9% to $194.1 million in 2000, down from $199.9 million in 1999. This decrease was driven by various factors in 2000, including delays or shifts in certain audit starts due to client-specific factors, certain clients that filed bankruptcy, longer than anticipated time frames for clients to recover overpayments for certain categories of claims, and shortfalls in execution of sales strategies to drive revenue generation.

          Effective January 1, 2000 Meridian adopted SAB 101. Based on the guidance in SAB 101, Meridian defers recognition of revenues to the accounting period in which cash is both received from the foreign governmental agencies reimbursing VAT claims and transferred to Meridian’s clients. The peak periods for reimbursement of claims, and therefore revenue recognition, typically occur during the first and third quarters of each year. As a result, Meridian historically experiences its highest revenues for each fiscal year during the first and third quarters. Due to processing deadlines for submitting claims to the VAT authorities, Meridian has historically experienced its peak claims processing volumes during the second and fourth quarters of each year. These peak periods of claims processing volumes result in increased cost of revenues for the second and fourth quarters of each year. Due to the impact of the aforementioned cash reimbursement and claims processing cycle, Meridian has historically experienced high revenues and lower claims processing expenses in the first and third quarters of each year. Conversely, Meridian typically has lower revenues and higher claims processing expenses during the second and fourth quarters of each year.

          Revenues from the Company’s Other Ancillary Services segment increased 14.7% to $47.0 million for the year ended December 31, 2000, up from $41.0 million for the comparable period of the prior year. This increase was primarily driven by increases in revenue for the Communications Services operations partially offset by a decrease in revenues for Meridian. The Company’s Communications Services operations recognized revenues of approximately $12.0 million during the year ended December 31, 2000. Communications Services was a service offering established by the Company during the year ended December 31, 2000. The Company’s Meridian operations experienced a decrease in revenues of approximately $6.4 million for the year ended December 31, 2000, when compared to the year ended December 31, 1999. The decrease in revenues for Meridian was primarily due to the accounting change from the accrual basis of revenue recognition in 1999 to the cash basis in 2000 (see Note 1(d) of Notes to Consolidated Financial Statements included in this prospectus). Revenues for Channel Revenue were $5.4 million for the year ended December 31, 2000 compared to revenues of $5.0 million for the year ended December 31, 1999.

          Cost of Revenues. Cost of revenues as a percentage of revenues from continuing operations increased to 58.8% in 2000, up from 54.1% in 1999.

          Cost of revenues as a percentage of revenues from Accounts Payable Services increased to 54.6% of revenues in 2000, up from 53.6% of revenues in 1999.

          Internationally, cost of revenues as a percentage of international revenues from Accounts Payable Services improved to 51.0% in 2000, down from 55.7% in 1999. This year-over-year reduction was primarily driven by improvements in the cost structure of the Company’s international Accounts Payable Services operations, most notably in the European and Asia operations.

          Domestically, cost of revenues as a percentage of domestic revenues from continuing operations increased to 55.8% in 2000, up from 53.1% in 1999. This increase was principally driven by an increase in cost of revenues both as a percentage of revenues and on an absolute basis in the domestic commercial Accounts Payable Services operations, while revenues during 2000 were lower.

          Cost of revenues from the Company’s Other Ancillary Services operations was $38.3 million or 81.5% of revenues from Other Ancillary Services for the year ended December 31, 2000 compared to $23.2 million or 49.4% of revenues from Other Ancillary Services for the year ended December 31, 1999. The dollar and percentage increase was the result of the addition of cost of revenues for Communications Services operations as well as an increase in cost of revenues as a percentage of revenues for Meridian and Channel Revenue. Communications Services had cost of revenues of $7.3 million for the year ended December 31, 2000. The Company did not have any Communications Services operations during the year ended December 31, 1999. Without Communications Services, cost of revenues as a percentage of revenues from Other Ancillary Services was 88.8% for the year ended December 31, 2000 compared to 49.4% for the prior year. On a year-over-year basis, Meridian and Channel Revenue experienced an increase in cost of revenues both on a dollar basis and as a percentage of revenues. Meridian’s increase in cost of revenues on a dollar basis, combined with lower revenues as a result of the accounting change related to the cash basis of revenue recognition for 2000, resulted in a higher cost of revenues as a percentage of revenues year-over-year. Cost of revenues, on a dollar basis and as a percentage of revenues for Channel Revenue increased due to additional costs incurred as Channel Revenue increased its capacities in anticipation of future business.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percentage of revenues from continuing operations increased to 35.1% in 2000, up from 29.0% in 1999. A significant portion of this year-over-year increase was due to non-recurring charges incurred by the Company during the fourth quarter of 2000 of approximately $6.4 million consisting of: employee terminations, elimination of duplicate facilities, accounts receivable write-offs, and the write-down of certain property and equipment. In addition, a portion of the year-over-year increase in selling, general and administrative expenses was due to expenditures resulting from the Company’s investment in infrastructure to support anticipated future growth, research and development costs related to the Company’s e-Commerce business initiatives, and costs incurred in connection with the Company’s branding initiatives.

          Selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues from Accounts Payable Services increased to 23.6% for the year ended December 31, 2000, up from 20.1% for the same period of 1999.

          Internationally, selling, general and administrative expenses, excluding corporate overhead, as a percentage of revenues from Accounts Payable Services decreased slightly to 22.5% in 2000, down from 23.2% in 1999.

          Domestically, excluding corporate overhead, selling, general and administrative expenses as a percentage of revenues from Accounts Payable Services increased to 23.9% in 2000, up from 19.4% in 1999. This increase is attributable to an increase in overhead support dedicated to the Accounts Payable Services business.

          Selling, general and administrative expenses, excluding corporate overhead, for the Company’s Other Ancillary Services operations decreased to $5.6 million or 11.9% of revenues from Other Ancillary Services for the year ended December 31, 2000, down from $6.7 million or 16.3% of revenues from Other Ancillary Services for the year ended December 31, 1999. The decrease in selling, general and administrative expenses was due to a decrease in selling, general and administrative expenses for Meridian, partially offset by the addition of selling, general and administrative expenses for Communications Services, a new service offering of the Company during 2000.

          Corporate selling, general, and administrative expenses as a percentage of revenues from continuing operations increased to 13.4% in 2000, up from 9.5% in 1999. This increase is attributed to certain non-recurring charges outlined above.

          In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $10.1 million in 2000 and $8.6 million in 1999.

          Business Acquisition and Restructuring Expenses. Business acquisition and restructuring expenses consisted of the following components (in thousands):

Year Ended
December 31,
1999

Acquisition-related expenses incurred by all parties in connection with the August 1999 acquisitions of Meridian and PRS International, Ltd. (“PRS”)	$9,291
Expenses incurred by Meridian with respect to phantom stock plan	2,991
Restructuring charge incurred in the fourth quarter of 1999 in connection with combining the operations of PRS with the Company’s existing Accounts Payable Commercial unit	1,059

$13,341

          The Company effected separate acquisitions of Meridian and PRS, which were each completed in August 1999 and each accounted for as a pooling-of-interests. As required under generally accepted accounting principles governing poolings-of-interest accounting, acquisition-related expenses incurred by the Company, Meridian, PRS and the respective shareholders of Meridian and PRS have been aggregated and charged to current operations in 1999. These expenses principally included investment-banking fees, legal fees and accounting fees.

          Meridian established a phantom stock plan in 1996 whereby participants were entitled to receive the subsequent appreciation in the value of Meridian’s shares in direct proportion to the number of phantom shares assigned to each individual. No actual shares of Meridian stock were granted or issued to participants. Subsequent appreciation in value of the phantom shares was charged to operations as incurred, and was payable in cash upon the occurrence of certain specified events such as a sale of Meridian. The phantom stock plan was terminated upon the Company’s acquisition of Meridian, and participants were paid a portion of their respective proceeds during the fourth quarter of 1999 and received future periodic payments, concluding with a final payment in January 2001.

          The Company combined the operations of PRS with its existing Accounts Payable Commercial Division in the fourth quarter of 1999 and incurred a charge to operations of $1.1 million to provide for certain employee severance payments and the costs of closing duplicative or unnecessary office facilities.

          Operating Income. Operating income as a percentage of revenues from continuing operations decreased to 6.1% in 2000, down from 12.3% in 1999.

          Operating income as a percentage of revenues from Accounts Payable Services operations decreased to 21.8% in 2000, down from 26.3% in 1999.

          Internationally, operating income as a percentage of revenues from continuing operations from international Accounts Payable Services improved to 26.5% in 2000, up from 21.2% in 1999, primarily due to strong revenue growth and a reduction in cost of revenues.

          Domestically, operating income as a percentage of revenues from continuing operations, excluding corporate overhead, decreased to 20.3% in 2000, down from 27.5% in 1999 for reasons outlined above.

          Operating income as a percentage of revenues from the Company’s Other Ancillary Services operations decreased to 6.6% in 2000, down from 23.6% in 1999, for reasons outlined above.

          Interest (Expense), Net. Interest (expense), net for 2000 was $7.6 million, up from $4.3 million in 1999. Most of the Company’s interest expense pertained to its prior $200.0 million senior credit facility with a banking syndicate. During the year ended December 31, 2000, the Company had an increased level of borrowings when compared to the prior year. The borrowings were utilized to finance acquisition-related payments.

          Earnings From Continuing Operations Before Income Taxes, Minority Interest, Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change. Earnings from continuing operations before income taxes, minority interest, discontinued operations, extraordinary item and cumulative effect of accounting change decreased 65.3% to $10.7 million in 2000, down from $30.9 million in 1999 for the reasons discussed above. As a percentage of total revenues, earnings from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change were 3.6% in 2000 and 10.8% in 1999.

          Income Taxes. The provisions for income taxes for 2000 and 1999 consist of federal, state and foreign income taxes at the Company’s effective tax rate, which approximated 54% in 2000 and 43% in 1999. Effective tax rates for 2000 were higher than 1999 as a partial result of non-deductible losses incurred during 2000 at certain of the Company’s international subsidiaries.

          Minority Interest in (Earnings) of Consolidated Subsidiaries. Minority interest in (earnings) of consolidated subsidiaries relates to the 49% minority ownership interests in two Meridian operating subsidiaries that were not acquired by the Company as part of the Meridian pooling-of-interests acquisition in August 1999. These minority interests were subsequently acquired by the Company in December 1999.

          Earnings (loss) From Discontinued Operations. In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company’s financial position and clarify its investment and operating strategy by focusing on its core Accounts Payable Services business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business (see Note 2 of Notes to Consolidated Financial Statements included in this prospectus).

          Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company’s Board of Directors approved a proposal to retain the Company’s three remaining discontinued operations. The Company’s Consolidated Financial Statements included in this prospectus have been reclassified to reflect Meridian, the Communication Services business and the Channel Revenue business as part of continuing operations for all periods presented.

          Earnings (loss) from discontinued operations decreased by $28.1 million from earnings of $10.2 million in 1999 to a loss of $17.9 million in 2000. The Company recognized an after-tax non-recurring goodwill impairment charge of approximately $19.2 million in 2000 to adjust the net book value of the goodwill contained within the closed unit within the Communications Services business and goodwill contained within the French Taxation Services segment.

          Cumulative Effect of Accounting Change. The $26.1 million cumulative effect of accounting change for the year ended December 31, 2000 was due to the Company’s decision to retroactively change its method of accounting for revenue recognition for the Meridian and Channel Revenue divisions, in consideration of guidance issued by the Securities and Exchange Commission under SAB 101. During the year ended December 31, 1999, the Company changed its method of accounting for certain aspects of its revenue recognition retroactive to January 1, 1999. In effecting this change, the Company reported, as of January 1, 1999, a non-cash, after-tax charge of $29.2 million as a cumulative effect of accounting change. (See Note 1(d) of Notes to Consolidated Financial Statements included in this prospectus).

          Weighted-Average Shares Outstanding — Basic. The Company’s weighted-average shares outstanding for purposes of calculating basic earnings per share increased to 48.9 million for 2000, up from 47.5 million for 1999. This increase was comprised primarily of (i) restricted, unregistered shares issued by the Company in connection with acquisitions of various companies in 2000 and 1999 (ii) unregistered shares issued by the Company in liquidation of Meridian’s shareholder loans in 1999 and reduced by (iii) outstanding shares repurchased in the open market under the Company’s publicly announced share repurchase program in 2000 (see Notes 2 and 9 of Notes to Consolidated Financial Statements included in this prospectus).

Quarterly Results

          The following tables set forth certain unaudited quarterly financial data for each of the eight quarters during the Company’s fiscal years ended December 2001 and 2000. The information has been derived from unaudited Consolidated Financial Statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2001 Quarter Ended				2000 Quarter Ended

	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

	(In thousands, except per share data)
Revenues	$73,770	$79,192	$74,690	$86,373	$66,345	$76,499	$81,595	$77,641
Cost of revenues	41,709	46,164	42,528	50,118	37,140	43,482	46,765	50,336
Selling, general and administrative expenses	29,015	28,444	27,341	31,500	24,189	21,483	25,228	35,135

Operating income (loss)	3,046	4,584	4,821	4,755	5,016	11,534	9,602	(7,830)
Interest (expense), net	(2,498)	(2,331)	(2,969)	(1,105)	(1,358)	(1,980)	(2,118)	(2,133)

Earnings (loss) from continuing operations before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change	548	2,253	1,852	3,650	3,658	9,554	7,484	(9,963)
Income tax expense (benefit)	290	1,189	978	1,927	1,976	5,159	4,041	(5,380)

Earnings (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	258	1,064	874	1,723	1,682	4,395	3,443	(4,583)
Discontinued operations:
Earnings (loss) from discontinued operations	(979)	(464)	140	(1,991)	667	2,253	986	(21,826)
Loss on disposal from discontinued operations	—	—	(28,807)	(53,948)	—	—	—	—

Earnings (loss) from discontinued operations	(979)	(464)	(28,667)	(55,939)	667	2,253	986	(21,826)

Earnings (loss) before extraordinary item and cumulative effect of accounting change	(721)	600	(27,793)	(54,216)	2,349	6,648	4,429	(26,409)
Extraordinary item	—	—	—	(1,581)	—	—	—	—

Earnings (loss) before cumulative effect of accounting change	(721)	600	(27,793)	(55,797)	2,349	6,648	4,429	(26,409)
Cumulative effect of accounting change	—	—	—	—	(26,145)	—	—	—

Net earnings (loss)	$(721)	$600	$(27,793)	$(55,797)	$(23,796)	$6,648	$4,429	$(26,409)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	$—	$0.02	$0.02	$0.04	$0.03	$0.09	$0.07	$(0.10)
Discontinued operations	(0.02)	(0.01)	(0.59)	(1.15)	0.02	0.04	0.02	(0.46)
Extraordinary item	—	—	—	(0.04)	—	—	—	—
Cumulative effect of accounting change	—	—	—	—	(0.53)	—	—	—

Net earnings (loss)	$(0.02)	$0.01	$(0.57)	$(1.15)	$(0.48)	$0.13	$0.09	$(0.56)

	2001 Quarter Ended				2000 Quarter Ended

	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31

	(In thousands, except per share data)
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	$—	$0.02	$0.02	$0.03	$0.03	$0.09	$0.07	$(0.10)
Discontinued operations	(0.02)	(0.01)	(0.58)	(1.14)	0.01	0.04	0.02	(0.46)
Extraordinary item	—	—	—	(0.03)	—	—	—	—
Cumulative effect of accounting change	—	—	—	—	(0.51)	—	—	—

Net earnings (loss)	$(0.02)	$0.01	$(0.56)	$(1.14)	$(0.47)	$0.13	$0.09	$(0.56)

          The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend reflects the inherent purchasing and operational cycles of the Company’s clients. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term.

          Effective January 1, 2000 Meridian adopted SAB No. 101, Revenue Recognition in Financial Statements. Based on the guidance in SAB 101, Meridian defers recognition of revenues to the accounting period in which cash is both received from the foreign governmental agencies reimbursing value-added tax (“VAT”) claims and transferred to Meridian’s clients. The peak periods for reimbursement of claims, and therefore revenue recognition, typically occur during the first and third quarters of each year. As a result, Meridian historically experiences its highest revenues for each fiscal year during the first and third quarters. Due to processing deadlines for submitting claims to the VAT authorities, Meridian has historically experienced its peak claims processing volumes during the second and fourth quarters of each year. These peak periods of claims processing volumes result in increased cost of revenues for the second and fourth quarters of each year. Due to the impact of the aforementioned cash reimbursement and claims processing cycle, Meridian has historically experienced high revenues and lower claims processing expenses in the first and third quarters of each year. Conversely, Meridian typically has lower revenues and higher claims processing expenses during the second and fourth quarters of each year.

Liquidity and Capital Resources

          Net cash provided by operating activities was $29.2 million, $18.8 million and $11.0 million during the years ended December 31, 2001, 2000 and 1999, respectively.

          Net cash provided by investing activities was $42.5 million during the year ended December 31, 2001 compared to net cash used in investing activities of $68.7 million and $57.3 million during the years ended December 31, 2000 and 1999, respectively. Net cash provided by investing activities during the year ended December 31, 2001 related primarily to cash proceeds from the sale of discontinued operations. Net cash used in investing activities during the years ended December 31, 2000 related primarily to additional purchase price consideration (earnout) paid to the former owners of Loder, Drew & Associates, Inc. (“LDA”) and $18.3 million related to the acquisition of TSL. Net cash used in investing activities during the year ended December 31, 1999 related primarily to additional purchase price consideration (earnout) paid to the former owners of LDA and $6.0 million related to the acquisition of a business unit within Meridian (see Note 11 of Notes to Consolidated Financial Statements included in this prospectus.)

          Net cash used in financing activities was $34.6 million during the year ended December 31, 2001. Net cash provided by financing activities was $44.5 million and $83.2 million for the years ended December 31, 2000 and 1999, respectively. The net cash used in financing activities during the year ended December 31, 2001 related primarily to repayment of all outstanding principal balances under the Company’s then-existing $200.0 million credit facility, (which was terminated and replaced on December 31, 2001) using the net cash proceeds from the issuance of $125.0 million of convertible notes and cash provided by the sales of certain discontinued operations. The net cash provided by financing activities during the year ended December 31, 2000 related primarily to proceeds borrowed under the Company’s then-existing $200.0 million credit facility net of treasury share purchases. As discussed in Note 9 of the Notes to Consolidated Financial Statements included in this prospectus, the Company completed an underwritten follow-on stock offering in January 1999.

          Net cash used in discontinued operations was $22.5 million and $34.1 million during the years ended December 31, 2001 and 1999, respectively. During the year ended December 31, 2000 net cash provided by discontinued operations was $1.3 million. Net cash used in discontinued operations for the year ended December 31, 2001 was primarily due to the $7.3 million Groupe AP earnout, and cash used to support the discontinued operations marketing process which was extensive and costly. For the year ended December 31, 1999, net cash used in discontinued operations was primarily due $17.6 million related to the acquisition of Groupe AP (part of the French Taxation Services business) and $17.3 million related to acquisitions within the Logistics Management Services segment.

          On December 31, 2001, the Company retired the then-existing $200.0 million senior bank credit facility and replaced it with a three-year $75.0 million senior bank credit facility. $55.0 million of the facility is syndicated between three banking institutions led by Bank of America, N.A. as agent for the group. The Company has been working with Bank of America, N.A. to syndicate the remaining $20.0 million of the credit facility. As of July 31, 2002, the Company has determined that the remaining unsyndicated $20.0 million of the senior bank credit facility could not be syndicated at terms acceptable to the Company. The Company further determined that it will not require the remaining $20.0 million of credit-facility capacity to fund its operations and would probably not be able to access such $20.0 million in any event due to accounts receivable borrowing base limitations. On August 19, 2002, the Company reduced its senior bank credit facility from $75.0 million to $55.0 million.

          Borrowings under the new credit facility are subject to limitations based upon the Company’s eligible accounts receivable. The Company is not required to make principal payments under the new senior bank credit facility until its maturity on December 31, 2004 unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company’s outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or LIBOR at the Company’s option. The credit facility requires a fee for committed but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At June 30, 2002, the Company was in compliance with all such covenants. At June 30, 2002, the Company had approximately $20.3 million of borrowings outstanding and a $3.0 million USD equivalent standby letter of credit under the new senior bank credit facility and an accounts receivable borrowing base of $50.0 million, which therefore permitted up to $26.7 million in additional borrowings as of that date. On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of our common stock from an affiliate of Howard Schultz, a director of the Company, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option purchase price was funded through additional borrowings under our senior bank credit facility.

          On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. (“HSA-Texas”), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the “Asset Agreement”) and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the “Stock Agreement”).

          Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company’s common stock and the assumption of certain HSA-Texas liabilities. In addition, options to purchase approximately 1.1 million shares of the Company’s common stock were issued in exchange for outstanding HSA-Texas options. The Company’s available cash balances and new senior bank credit facility were used to fund closing costs related to the acquisitions of the businesses of HSA-Texas and affiliates and to repay certain indebtedness of HSA-Texas.

          Through September 30, 2002, the Company acquired 24 recovery audit firms. The Company intends to significantly limit future business acquisitions to those having compelling strategic importance. There can be no assurance, however, that the Company will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues. Additionally, there can be no assurance that future acquisitions, if consummated, can be successfully assimilated into the Company.

          During 2002, the Company expects to incur non-recurring expenses currently estimated at $30.0 million relating to the integration of HSA-Texas and affiliates. Of the total expenses the Company anticipates incurring, approximately $10.0 million consists of one-time charges related to employee severances and costs associated with the elimination of duplicate facilities and facilities relocations (including a planned relocation of the Company’s executive offices). Transition expenses, which represent costs in the process of being eliminated over the course of the year, are currently estimated at $20.0 million and relate primarily to centralization of information technology functions, employment of duplicate personnel for a transition period, amortization of certain intangibles with two month lives that were assigned a value as part of the HSA-Texas acquisitions, and consultancy services related to integration execution. During the first nine months of 2002, the Company incurred approximately $20.8 million in non-recurring expenses relating to the integration of HSA-Texas and affiliates. The Company believes that these additional costs have been appropriately contemplated in its publicly communicated earnings outlook for 2002, as set forth in its October 28, 2002 press release.

          The Company anticipates making capital expenditures of approximately $23.5 million in 2002. Capital expenditures for the nine months ended September 30, 2002 were approximately $19.4 million.

          The Company believes that its working capital, availability under its senior bank credit facility and cash flow generated from future operations will be sufficient to meet the Company’s working capital and capital expenditure requirements through September 30, 2003.

          See recent developments as disclosed in the Company’s Form 8-K filed on October 28, 2002, incorporated by reference, herein.

          The Company from time to time issues common stock in partial consideration for the business entities it acquires. The timing and quantity of any future securities issuances are not susceptible to estimation. Additionally, if the Company is successful in arranging for future acquisitions which individually or collectively are large relative to the Company’s size, it may need to secure additional debt or equity financing. There can be no assurance that the Company can secure such additional financing if needed.

New Accounting Standards

          In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Emerging Issues Task Force (“EITF”) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), that did not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged. The Company has chosen to adopt this pronouncement effective with its fiscal year which begins January 1, 2003 and does not believe that it will materially affect its reported results of operations, or financial condition upon adoption.

          In June 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers and amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are required to be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria for classification as an extraordinary item shall be reclassified. Early application of the provisions of this statement related to the rescission of SFAS No. 4 is encouraged. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not believe that adoption of this pronouncement will materially affect its reported financial condition, but does believe it probable that the $1.6 million after-tax charge it recorded in the fourth quarter of 2001 resulting from the early termination of its former $200.0 million senior credit facility will be reclassified from an extraordinary item to an operating expense.

          In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. The Company is required to adopt the provisions of SFAS No. 143 as of January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the provisions of SFAS No. 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

FORWARD-LOOKING STATEMENTS

          This prospectus contains certain forward-looking statements and information made by us that are based on the beliefs of our respective management as well as estimates and assumptions made by and information currently available to our management. The words “could,” “may,” “might,” “will,” “would,” “shall,” “should,” “pro forma,” “potential,” “pending,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “plan,” “future” and other similar expressions generally identify forward-looking statements, including, in particular, statements regarding future services, market expansion and pending litigation. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

          Some of the forward-looking statements contained in this prospectus include:

•	statements regarding expected non-recurring expenses relating to the integration of HSA-Texas and affiliates;

•	statements regarding anticipated 2002 capital expenditures;

•	statements regarding the sufficiency of the Company’s working capital, financing arrangements and anticipated cash flow;

•	statements regarding the potential dilutive effect of the acquisitions of HSA-Texas and affiliates on our earnings per share;

•	statements regarding our expected future dependency on our major clients;

•	statements regarding increasing outsourcing of internal recovery audit functions;

•	statements regarding the benefits of global e-commerce initiatives to technologically advanced recovery audit firms;

•	statements regarding increases in international revenues;

•	statements regarding market opportunities for recovery audit firms and the opportunities offered by the Accounts Payable Services business; and

•	statements regarding the impact of newly-emerging procurement technologies involving the Internet.

          Investors are cautioned not to place undue reliance on these forward-looking statements. Such forward-looking statements reflect the views of our management at the time such statements are made and are subject to a number of risks, uncertainties, estimates and assumptions, including, without limitation, in addition to those identified in the text surrounding such statements, those identified under “Risk Factors” and elsewhere in this prospectus. In addition, important factors to consider in evaluating such forward-looking statements include changes or developments in United States and international economic, market, legal or regulatory circumstances, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, the actions or omissions of third parties, including suppliers, customers, competitors and United States and foreign governmental authorities, and various other factors. Should any one or more of these risks or uncertainties materialize, or the underlying estimates or assumptions prove incorrect, actual results may vary significantly and markedly from those expressed in such forward-looking statements, and there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

          Given these uncertainties, you are cautioned not to place undue reliance on our forward-looking statements. We disclaim any obligation to announce publicly the results of any revisions to any of the forward-looking statements contained in this prospectus, to reflect future events or developments.

DESCRIPTION OF THE NOTES

          The notes were issued under an indenture between us and SunTrust Bank, Atlanta, Georgia, as trustee. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers of certain of the notes. A copy of the form of indenture and the registration rights agreement will be available upon request to us. We have summarized portions of the indenture and the registration rights agreement below. This summary is not complete. We urge you to read the indenture and the registration rights agreement because those documents define your rights as a holder of the notes. Terms not defined in this description have the meanings given to them in the indenture. In this section, the words “we,” “us,” “our” or “PRG-Schultz” do not include any current or future subsidiary of PRG-Schultz International, Inc.

General

          The notes represent general unsecured obligations of ours, are subordinated in right of payment to all of our existing and future senior indebtedness as described under “—Subordination of Notes” below and are convertible at the option of the holders into our common stock as described under “—Conversion Rights” below. We initially issued notes in the aggregate principal amount of $95.0 million on November 26, 2001, issued an additional $15.0 million on December 3, 2001, and issued an additional $15.0 million in aggregate principal amount when the overallotment option was exercised in full on December 4, 2001. The notes will mature on November 26, 2006, unless earlier redeemed by us on or after November 26, 2004 or repurchased at the option of the holders upon the occurrence of a change in control (as defined below). Under the indenture, we may, without the consent of the holders of the notes, “reopen” the series and issue additional notes from time to time in the future having the same terms other than the date of original issuance and the date on which interest begins to accrue. The notes already issued and any additional notes we may issue in the future upon such a reopening will constitute a single series of notes under the indenture. This means that, in circumstances where the indenture provides for the holders of the notes to vote or take any other action, the notes and any additional notes that we may issue upon a reopening will vote or take that action as a single class.

          The notes bear interest at the rate of 4 3/4% per year from the date of issuance of the notes, or from the most recent date to which interest had been paid or provided for. Interest will be payable semi-annually on May 26 and November 26 of each year, commencing May 26, 2002 to holders of record at the close of business on the preceding May 11 and November 11, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

          If any interest payment date or maturity date of a note or date for repurchase of a note at the option of the holder following a change in control is not a business day, then payment of the principal, premium, if any, and interest due on that date may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, maturity date or repurchase date, as the case may be.

          The notes, except for notes issued to institutional accredited investors that are not qualified institutional buyers, as those terms are defined below, were issued in book-entry form and are evidenced by one or more global certificates, which we sometimes refer to as “global notes,” registered in the name of Cede & Co., as nominee for The Depository Trust Company (DTC). Holders of interests in global notes are not entitled to receive notes in definitive certificated form registered in their names except in limited circumstances.

          Principal will be payable, and the notes, in certificated form, may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be at the office of Computer Share, c/o SunTrust Bank, 88 Pine Street, 19th Floor, New York, New York 10005. See “—Global Notes; Book-Entry Form.”

          Payment of interest on global notes will be made to DTC or its nominee. Payment of interest on notes in definitive certificated form will be made against presentation of those notes at the agency referred to in the preceding paragraph or, at our option, by mailing checks payable to the persons entitled to that interest to their addresses as they appear in the note register. However, a holder of notes with an aggregate principal amount in excess of $5 million will be paid by wire transfer in immediately available funds at the election of such holder.

          The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence by us or our subsidiaries of senior indebtedness, as defined below under “—Subordination of Notes,” or any other indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of PRG-Schultz except to the extent described under “—Repurchase at Option of Holders Upon a Change in Control” below.

Conversion Rights

          The holders of the notes may, at any time on or prior to the close of business on the final maturity date of the notes, convert any outstanding notes, or portions thereof, into our common stock, initially at a conversion price of $7.74 per share of common stock. The initial conversion rate is 129.1990 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. Holders may convert the notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock.

          If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, will receive interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender, must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes on a redemption date that occurs after a record date and on or prior to the third business day after that interest payment date. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless we default in the payment of the redemption price.

          A holder may exercise the right of conversion by delivering the note to be converted, duly endorsed or assigned as provided in the indenture, to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

          The initial conversion price will be adjusted for certain future events, including:

1.	the issuance of our common stock as a dividend or distribution on our common stock;

2.	certain subdivisions and combinations of our common stock;

3.	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock or securities convertible into our common stock at less than, or having a conversion price per share less than, the current market price (as defined in the indenture) of our common stock;

4.	the dividend or other distribution to all holders of our common stock of shares of our capital stock or the capital stock of any of our subsidiaries, other than our common stock, or evidences of our indebtedness or our assets, including securities, but excluding (a) those rights and warrants referred to in clause (3) above, (b) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the third succeeding paragraph below or (c) dividends or distributions paid exclusively in cash;

5.	dividends or other distributions consisting exclusively of cash to all holders of our common stock excluding any cash that is distributed upon a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the third succeeding paragraph below or as part of a distribution referred to in clause (4) above to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

6.	the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer or exchange offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of that tender offer or exchange offer for which no adjustment has been made, exceeds 10% of our market capitalization on the expiration of such tender offer or exchange offer.

          In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on The Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

          No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

          In the case of:

•	any reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

          If a taxable distribution to holders of our common stock or transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “United States Federal Income Tax Considerations.”

          We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such reduction. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See “United States Federal Income Tax Considerations.”

Subordination of Notes

          The right to payment on the notes of principal, premium (if any), interest, and liquidated damages, if any, is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness, as defined below, whether outstanding on the date of the indenture or thereafter incurred. The notes are also effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

          In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to PRG-Schultz or to its assets, or any liquidation, dissolution or other winding-up of PRG-Schultz, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of PRG-Schultz, except in connection with the consolidation or merger of PRG-Schultz or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under “—Consolidation, Mergers and Sales of Assets” below, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Senior Indebtedness before the holders of notes will be entitled to receive any payment or distribution of any kind or character, other than any payment or distribution in the form of equity securities or subordinated securities of PRG-Schultz or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated, called Permitted Junior Securities, on account of principal of, or premium, if any, or interest on the notes; and any payment or distribution of assets of PRG-Schultz of any kind or character, whether in cash, property or securities other than a payment or distribution in the form of Permitted Junior Securities, by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of Senior Indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to, make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any current payment or distribution to the holders of such Senior Indebtedness.

          No payment or distribution of any assets of PRG-Schultz of any kind or character, whether in cash, property or securities other than Permitted Junior Securities, as defined below, may be made by or on behalf of PRG-Schultz on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any Payment Default as defined below, until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents. A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of, or premium, if any or interest on Designated Senior Indebtedness, as defined below, beyond any applicable grace period.

          No payment or distribution of any assets of PRG-Schultz of any kind or character, whether in cash, property or securities other than Permitted Junior Securities, may be made by or on behalf of PRG-Schultz on account of principal of, premium, if any, or interest on the notes or on account of the purchase, redemption or other acquisition of notes for the period specified below, called a Payment Blockage Period, as defined below, upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated and receipt by the trustee of written notice thereof from the trustee or other representative of holders of Designated Senior Indebtedness, or a Non-Payment Default.

          The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

          The Payment Blockage Period will begin on the date the trustee receives written notice from the trustee or other representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default, as defined below, exists and shall end on the earliest of:

1.	179 days after the trustee receives the notice, provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated;

2.	the date on which the Non-Payment Default is cured, waived or ceases to exist;

3.	the date on which the Designated Senior Indebtedness is discharged or paid in full in cash or cash equivalents; or

4.	the date on which the trustee or other representative initiating the Payment Blockage Period terminates the period by providing written notice to PRG-Schultz or the trustee of the Notes.

After the Payment Blockage Period ends, we will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

          In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then such payment shall be paid over and delivered by such trustee or holder to the trustee or any other representatives of holders of Senior Indebtedness, as their interest may appear, for application to Senior Indebtedness. After all Senior Indebtedness is paid in full in cash or cash equivalents and until the notes are paid in full, holders of the notes shall be subrogated equally and ratably with all other indebtedness that is equal in right of payment to the notes to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness. See “—Event of Default” below.

          Failure by PRG-Schultz to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders of the notes will have the right to accelerate the maturity thereof. See “—Event of Default.”

          By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of PRG-Schultz, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes. Moreover, the notes will be structurally subordinated to the liabilities of subsidiaries of PRG-Schultz.

          As of June 30, 2002, PRG-Schultz and subsidiaries had $20.3 million in Senior Indebtedness outstanding, and our subsidiaries had $130.3 million in Indebtedness outstanding (including the $20.3 million of Senior Indebtedness). In addition, our new Senior Credit Facility has a borrowing capacity of up to $55.0 million, based upon eligible accounts receivable. All amounts outstanding under this facility will be Senior Indebtedness. On September 20, 2002, we exercised one of our options to purchase approximately 1.45 million shares of our common stock from an affiliate of Howard Schultz, a director of the Company, for approximately $12.68 million, representing a price of $8.72 per share plus accretion of 8% per annum from the August 27, 2002 option issuance date. The option price was funded through additional borrowings under our senior bank credit facility.

          “Designated Senior Indebtedness” means all Senior Indebtedness under the Senior Credit Facility.

          “Indebtedness” means, with respect to any person, without duplication:

•	all indebtedness, obligations and other liabilities contingent or otherwise of such person for borrowed money including overdrafts or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments;

•	indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person, even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property, but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities contingent or otherwise in respect of leases of the person required, in conformity with accounting principles generally accepted in the United States of America, to be accounted for as capitalized lease obligations on the balance sheet of the person and all obligations and other liabilities contingent or otherwise under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon which provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property to the lessor and the obligations of the person under the lease or related document to purchase or to cause a third party to purchase the leased property whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with accounting principles generally accepted in the United States of America, including, without limitation, synthetic lease obligations;

•	all obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap floor or collar agreement, hedge agreement, forward contract or similar instrument or agreement or foreign currency, hedge, exchange or purchase or similar instrument or agreement;

•	all indebtedness referred to in, but not excluded from, the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by any lien or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness, the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured;

•	all guarantees by such person of indebtedness referred to in this definition or of any other person;

•	all Redeemable Capital Stock, as defined below, of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends;

•	the present value of the obligation of such person as lessee for net rental payments, excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments, during the remaining term of the lease included in any such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. This present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States of America; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of kind described in the clauses above.

          “Redeemable Capital Stock” means any class of our capital stock that, either by its terms, by the terms of any securities into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed, whether by sinking fund or otherwise, prior to the date that is 91 days after the final scheduled maturity of the notes or is redeemable at the option of the holder thereof at any time prior to such date, or is convertible into or exchangeable for debt securities at any time prior to such date unless it is convertible or exchangeable solely at our option.

          “Senior Credit Facility” means the credit agreement dated as of December 31, 2001 among us, as the borrower, our domestic subsidiaries as guarantors, the various financial institutions from time to time that are parties thereto, as lenders, Bank of America, N.A., as agent for the lenders including amendments, renewals, extensions, substitutions, refinancings, restructurings, and supplements thereto.

          “Senior Indebtedness” means:

•	all obligations of PRG-Schultz, now or hereafter existing, under or in respect of the Senior Credit Facility, as amended from time to time, and the documents and instruments executed in connection therewith, whether for principal, premium, if any, interest, including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against PRG-Schultz under bankruptcy law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law, and other amounts due in connection therewith, including, without limitation, any fees, premiums, expenses, reimbursement obligations with respect to indemnities, whether outstanding on the date of the indenture or thereafter created, incurred or assumed and any hedging obligations with respect thereto; and

•	the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement including default interest and interest accruing after a bankruptcy, whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular indebtedness or obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the notes.

          Notwithstanding the foregoing, “Senior Indebtedness” shall not include:

•	indebtedness of PRG-Schultz that is expressly subordinated in right of payment to any other indebtedness of PRG-Schultz;

•	indebtedness evidenced by the notes;

•	indebtedness of PRG-Schultz that by operation of law is subordinate to any general unsecured obligations of PRG-Schultz;

•	any liability for federal, state or local taxes or other taxes owed or owing by PRG-Schultz;

•	accounts payable or other liabilities owed or owing by PRG-Schultz to trade creditors including guarantees thereof or instruments evidencing such liabilities;

•	amounts owed by PRG-Schultz for compensation to employees or for services rendered to PRG-Schultz;

•	indebtedness of PRG-Schultz to any subsidiary or any other affiliate of PRG-Schultz or any of such affiliate’s subsidiaries;

•	capital stock of PRG-Schultz;

•	indebtedness evidenced by any guarantee of any indebtedness ranking equal or junior in right of payment to the notes; and

•	indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to PRG-Schultz.

          The notes are also effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

          Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for paying such amounts, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

          The indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

Optional Redemption by PRG-Schultz

          There is no sinking fund for the notes. At any time on or after November 26, 2004, we will be entitled to redeem some or all of the notes on at least 30 but not more than 60 days’ notice, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest to, but not including, the redemption date, if the closing price for our common stock has exceeded 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the optional redemption notice. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record at the close of business on the relevant record date and the redemption price shall not include such interest payment.

          If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of Holders Upon a Change in Control

          If a change in control occurs, each holder of notes will have the right to require us to repurchase all of such holder’s notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days (or if that 45th day is not a business day, the next succeeding business day) after the date we give notice of the change in control at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be payable to the holder of record at the close of business on the relevant record date and the repurchase price shall not include such interest payment.

          Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. If we pay the repurchase price in common stock, we will not issue fractional shares of common stock, but we will instead pay a cash adjustment based upon the closing sales price of our common stock during such five trading day period. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

          Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of notes must deliver, on or before the 30th day after the date of our notice of the change in control, written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

          A holder who has delivered written notice of the exercise of its repurchase right as described in the preceding paragraph with respect to any notes will not be permitted to convert those notes except to the extent such holder has withdrawn that notice. A holder may withdraw the notice at any time prior to the close of business on the repurchase date by delivering a written notice of withdrawal to the trustee as provided in the indenture.

          Under the indenture, a “change in control” of PRG-Schultz will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

1.	any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

2.	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year, period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

•	we are liquidated or dissolved or our shareholders pass a resolution approving a plan of liquidation or dissolution.

          The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

          Rule 13e-4 under the Exchange Act requires the dissemination of information to securityholders if an issuer tender offer occurs and may apply, if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

          We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

          Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause an event of default under or be prohibited or limited by, the terms of existing or future Senior Indebtedness. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change in control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future Senior Indebtedness.

Event of Default

          Each of the following constitutes an event of default under the indenture:

1.	our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

2.	our failure to pay an installment of interest, including liquidated damages, if any, on any of the notes that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

3.	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and failure that continues for ten days after such delivery date;

4.	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

5.	our failure to give the notice required by the indenture regarding any change in control within 30 days after the occurrence of such change in control;

6.	(A) one or more defaults in the payment of principal of or premium, if any, on any of our indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have cured or waived within a thirty day period after the date of such default or (B) any of our indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required payment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration;

7.	final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million rendered against PRG-Schultz or any of its affiliates and not stayed, bonded or discharged within 60 days;

8.	certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

9.	our filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

          The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

          If an event of default specified in clause (8) or clause (9) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (8) or clause (9) above, the default not having been cured or waived as provided under “—Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

          The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that, subject to certain limitations, the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

          We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

          We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modifications and Waiver

          The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

          Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at the meeting.

          However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages;

•	reduce the principal amount of, or any premium, if any, or interest on, including the amount of liquidated damages, any note;

•	reduce the interest rate or interest, including any liquidated damages, on any note;

•	change the currency of payment of principal of, premium, if any, or interest of any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	except as otherwise permitted or contemplated by provisions described under “Consolidation, Merger and Sales of Assets,” adversely affect the repurchase option of holders upon a change in control or the conversion rights of holders of the notes;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

          We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year;

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the note.

Global Notes; Book-Entry Form

          The notes were initially offered and sold to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act (“QIBs”), in compliance with the provisions of Rule 144A under the Securities Act (“Rule 144A”) and to other institutional “accredited investors,” as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the Securities Act (“institutional accredited investors”). The notes were issued in minimum denominations of $1,000 and integral multiples thereof.

          Except as noted below, all notes are evidenced by one or more global notes. Each global note is deposited with, or on behalf of, a custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

          Except as set forth below, the global note may be transferred, in whole and not in part, solely to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in connection with a transfer to a non-QIB or in the limited circumstances described below.

          As described above, beneficial interests in the global notes generally may not be exchanged for certificated notes except in connection with a transfer to a non-QIB. However, the indenture provides that we will execute and the trustee will authenticate and deliver certificated notes in exchange for interests in the global notes, if:

•	the depositary for the global notes notifies us that it is unwilling or unable to continue as depositary for the global notes or the depositary for the global notes is no longer eligible or in good standing under the Securities Exchange Act of 1934 or any other applicable statute or regulation and we do not appoint a successor depositary within 90 days after we receive that notice or become aware of that ineligibility,

•	we in our sole discretion determine that the notes will no longer be represented by global notes, or

•	an event of default with respect to the notes has occurred and is continuing.

We anticipate that those certificated notes will be registered in such name or names as DTC instructs the trustee and that those instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interest in the global notes. Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each of them may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

          A holder may hold its interest in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, which are referred to as “participants.” Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

          Persons who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to as “indirect participants.” So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co., for all purposes, will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

          We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

          We have been informed that DTC’s practice is to credit participants’ accounts on any payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

          Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

          Neither we, the trustee, registrar, paying agent nor the conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operation. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

          DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

          DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

          DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Governing Law

          The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

          SunTrust Bank, Atlanta, Georgia, as trustee under the indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the notes. First Union National Bank of North Carolina is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

          On November 26 2001, we entered into a registration rights agreement with the initial purchasers of certain of the notes that required us to file a registration statement relating to all notes and the common stock issuable upon conversion of the notes on or before January 25, 2002. We have filed with the SEC the shelf registration statement containing this prospectus to satisfy our obligations under the registration rights agreement. A holder who sells notes or common stock pursuant to the registration statement generally will be required to be named as a selling stockholder in this prospectus or a related prospectus supplement, to deliver a prospectus to the subsequent purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

          We are required to keep the registration statement effective until the earlier of (A) such date that is two years after the last date of original issuance of any of the notes; (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (C) the sale pursuant to the shelf registration statement of all securities registered thereunder.

          We will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. A registration default shall occur if:

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	this prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph.

Upon a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.50% of the principal amount from and after the 91st day following such registration default.

          In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

          The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available upon request to us.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 200,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value.

          The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, which are incorporated in this prospectus by reference.

Common Stock

          As of September 30, 2002, there were 63,330,938 shares of common stock outstanding held of record by 315 shareholders. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights; consequently, a holder of more than 50% of the shares of common stock would be able to elect all of our directors eligible for election in a given year.

          Subject to the preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to receive pro rata all assets available for distribution to shareholders after payment or provision for payment of our debts and other liabilities and the liquidation preferences of any then outstanding preferred stock. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock. All outstanding shares of common stock are fully paid and nonassessable. For a description of a provision eliminating certain personal liability of directors, see “—Certain Articles and Bylaw Provisions.”

Preferred Stock

          We are authorized to issue up to 1,000,000 shares of preferred stock. Currently, no shares of preferred stock are issued or outstanding. The preferred stock may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be fixed by the board, without any further vote or action by the shareholders. Although we have no present plans to issue any preferred stock, it has declared a dividend of preferred share purchase rights, described below. The ownership and control of PRG-Schultz by the holders of the common stock would be diluted if we were to issue preferred stock that had voting rights or that was convertible into common stock. In addition, the holders of preferred stock issued by us would be entitled by law to vote on certain transactions such as a merger or consolidation, and thus the issuance of preferred stock could dilute the voting rights of the holders of the common stock on such issues. The issuance of preferred stock also could have the effect of delaying, deferring or preventing a change in control of PRG-Schultz.

Preferred Share Purchase Rights

          On July 31, 2000, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from PRG-Schultz, subject to the occurrence of certain events, one one-hundredth of a share of participating preferred stock at a price of $100, subject to adjustment. Shares of our common stock subsequently issued are to include an associated purchase right. The purchase rights, until exercisable, cannot be transferred apart from their associated shares of common stock, except upon redemption; transfer of shares of common stock also constitutes transfer of the associated purchase rights.

          The rights are currently not exercisable until the business day following the earliest of:

•	a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; and

•	either 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, or such later date as may be determined by the board of directors prior to any person or group’s acquiring 15% or more of the outstanding shares of common stock.

          The rights will have substantial anti-takeover effects, but do not prevent a takeover. The rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of our common stock unless the rights are first redeemed or the acquisition is approved by the board of directors. The Board took action to exempt from these trigger provisions the recent acquisition of PRG-Schultz common stock by affiliates of Blum Capital Partners from certain affiliates of Howard and Andrew Schultz.

          In the event that any person or group of affiliated or associated persons acquires 15% or more of the outstanding shares in a transaction that is not approved by our board, we will take such action as shall be necessary to ensure and provide that each right, other than rights beneficially owned by the acquiring person, which rights shall become void, will constitute the right to purchase, upon the exercise thereof in accordance with the terms of the rights agreement, that number of shares of common stock or preferred shares having an aggregate market price (as defined in the rights agreement) equal to twice the exercise price for an amount in cash equal to the then current exercise price.

          At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding common shares, our board of directors may exchange all, but not less than all, of the then outstanding rights, other than rights owned by such person or group which will have become void, at an exchange ratio of one common share, or one one-hundredth of a preferred share, per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date the rights become exercisable. Immediately upon such action by the board of directors, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive a number of shares of common stock or one one-hundredths of a preferred share equal to the exchange ratio as described above.

          In the event that prior to the expiration of the rights we enter into a transaction in which, directly or indirectly, we consolidate or merge or participate in a share exchange with any other person or we shall sell or otherwise transfer 50% of our assets or 50% of our operating income or cash flow, and at the time of the entry by us into the agreement with respect to such merger, sale or transfer of assets, such other person controls the board of directors of PRG-Schultz, we will take such action as shall be necessary to ensure that each holder of a right, other than rights beneficially owned by such other person, which will thereafter be void, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have an aggregate market price equal to twice the exercise price of the right for an amount in cash equal to the then current exercise price.

          Prior to an occurrence described above, we may at our option redeem all, but not less than all, of the then outstanding rights at a price of $.001 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive the redemption price in cash for each right so held.

          Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including the right to vote or to receive dividends. Under the rights agreement, until the occurrence of either of the events described above, the rights may be transferred only with the common stock. The rights will expire on the earlier of action by the board of directors, the close of business on August 14, 2010, the date on which the rights are redeemed as described above, or the merger of PRG-Schultz into another corporation pursuant to an agreement entered into when there is no acquiring person unless such transaction would entitle our shareholders to shares of common stock of the acquiring company as described above.

Convertible Notes

          On November 26, 2001, we completed a $95.0 million offering of our 4 3/4% convertible subordinated notes due 2006. We issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over allotments, bringing to $125.0 million the aggregate amount issued. We received net proceeds from the offering of approximately $121.1 million. The proceeds of the notes were used to pay down our outstanding balance under our senior credit facility.

          The notes are convertible into our common stock at a conversion price of $7.74 per share, which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. We may redeem some or all of the notes at any time on or after November 26, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if prior to the redemption date, the closing price of our common stock has exceeded 140% of the then conversion price for at least twenty trading days within a period of thirty consecutive days ending on the trading date before the date of mailing of the optional redemption notice.

Certain Articles and Bylaw Provisions

          Shareholders’ rights and related matters are governed by the Georgia Business Corporation Code and our articles of incorporation and bylaws. Certain provisions of our articles of incorporation and bylaws, which are summarized below, could either alone or in combination with each other, have the effect of preventing a change in control of PRG-Schultz or making changes in management more difficult.

Corporate Takeover Provisions

          Our bylaws make applicable certain corporate takeover provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders. The corporate takeover provisions are designed to encourage any person, before acquiring 10% of our voting shares, to negotiate with and seek approval of our board of directors for the terms of any contemplated business combination. The corporate takeover provisions will prevent for five years certain business combinations with an “interested shareholder” (as defined in the corporate takeover provisions) unless:

•	prior to the time such shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder,

•	in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of PRG-Schultz excluding, however, shares owned by our officers, directors, affiliates, subsidiaries and certain employee stock plans, or

•	subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of our outstanding voting shares and the business combination being approved by the holders of a majority of our voting shares, excluding from the vote the stock owned by the interested shareholder or by our officers, directors, affiliates, subsidiaries and certain employee stock plans.

          The corporate takeover provisions may be repealed only by the affirmative vote of:

•	two-thirds of all directors who are unaffiliated with an interested shareholder, and

•	a majority of all outstanding shares, excluding those held by affiliates of an interested shareholder. Shareholders who became interested shareholders prior to the time of the adoption of the corporate takeover provisions are not subject to such provisions.

Issuance of Preferred Stock

          Our articles of incorporation permit the board of directors to issue shares of preferred stock without shareholder approval, with the rights and privileges of such preferred stock determined by the board of directors. Through the issuance of such preferred stock, the board could confer rights upon existing shareholders that may make a takeover of us less desirable.

Classified Board of Directors

          Our board of directors is divided into three classes of directors serving staggered terms of three years each. As a result, it will be more difficult to change the composition of our board of directors, which may discourage or make more difficult an attempt by a person or group of persons to obtain control.

Transactions with Interested Shareholders

          Our bylaws provide that we will be subject to the fair price provisions of the Georgia Business Corporation Code (the “Fair Price Provisions”). The Fair Price Provisions require that certain business combinations between PRG-Schultz and shareholders who beneficially own ten percent or more of our outstanding stock must satisfy certain conditions unless the business combination is:

•	unanimously approved by members of the board of directors who are not affiliated with the interested shareholder, or

•	recommended by two-thirds of such unaffiliated directors and approved by a majority of outstanding shares, excluding those held by affiliates of the interested shareholder.

          The conditions to be satisfied require that:

•	the aggregate of the cash and fair market value, as defined in the Georgia Business Corporation Code, of property exchanged for shares is equal to the highest of: the highest per share price paid by the interested shareholder within certain periods, the fair market value of the shares on the day the interested transaction is announced, or the highest preferential amount to which holders of such shares would be entitled upon liquidation or dissolution;

•	the interested shareholder acquires the shares using the same form of consideration as used in any prior acquisition of the shares; and

•	there have not been certain changes in our dividend policy or practice since the interested shareholder became an interested shareholder.

Constituency Considerations

          Our articles of incorporation provide the board of directors the right to consider the interests of various constituencies, including employees, clients and creditors of the company, as well as the communities in which we are located, in addition to the interest of PRG-Schultz and its shareholders, in discharging their duties in determining what is in our best interests.

Special Meeting Call Restrictions

          Under our articles of incorporation, special meetings of the shareholders may only be called by the chairman of the board, the president, a majority of the board of directors or upon the written demand of the holders of 35% of the outstanding shares of common stock entitled to vote at any such meeting, provided that we have more than 100 shareholders. If we have 100 or fewer shareholders, 25% of the holders of the outstanding shares of common stock entitled to vote at a meeting may submit written demand for such meeting. This provision may make it more difficult for shareholders to require us to call a special meeting of shareholders to consider any proposed corporate action, including any sale of PRG-Schultz, which may be favored by the shareholders.

Number of Directors, Removal, Filling Vacancies

          Under our bylaws, the board of directors determines the number of directors on the board and fills any newly created directorships or director vacancies, although directors elected by the board to fill vacancies may serve only until the next annual meeting of shareholders at which directors are elected by the shareholders to fill such vacancies. Our shareholders may only remove directors for cause.

Limitation of Directors’ Liability

          Our articles of incorporation eliminate, subject to certain exceptions, the personal liability of directors to PRG-Schultz or its shareholders for monetary damages for breaches of such directors’ duty of care or other duties as a director. The articles do not provide for the elimination of or any limitation on the personal liability of a director for:

•	any appropriation, in violation of the director’s duties, of any business opportunity of ours,

•	acts or omissions that involve intentional misconduct or a knowing violation of law,

•	unlawful corporate distributions, or

•	any transaction from which the director received an improper benefit.

In addition, our bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to our best interests, and with respect to criminal proceedings, if the director had no reasonable cause to believe his or her conduct was unlawful. These provisions of the articles and bylaws will limit the remedies available to a shareholder who is dissatisfied with an action protected by these provisions, and such shareholder’s only remedy in that circumstance may be to bring a suit to prevent the board’s action. In many situations, this remedy may not be effective, as, for example, when shareholders have no prior awareness of the board’s consideration of the particular transaction or event.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Wachovia Bank, National Association.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following discusses the material U.S. federal income tax consequences to holders of the notes or our common stock into which the notes may be converted. This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, applicable existing and proposed U.S. Treasury regulations, and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to differing interpretation. Except as otherwise noted, this summary applies only to holders that purchase the notes upon their initial issuance at their “issue price,” as defined in Section 1273 of the Internal Revenue Code, which is the first price at which a substantial portion of the notes is sold to the public, and hold the notes and our common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Internal Revenue Code, which generally means held for investment. It does not address tax consequences applicable to those holders that may be subject to special tax rules, such as:

•	financial institutions,

•	regulated investment companies,

•	tax-exempt organizations,

•	expatriates,

•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code,

•	pension funds,

•	insurance companies,

•	dealers in securities or foreign currencies,

•	persons that will hold notes or common stock as a position in a hedging transaction, straddle, conversion transaction, constructive sale, integrated transaction or other risk reduction transaction for tax purposes,

•	persons who hold notes through a partnership or other pass through entity, or

•	persons that have a primary form of currency other than the U.S. dollar, except as disclosed below under “Non-U.S. Holders.”

          We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME, GIFT AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

          For purposes of this discussion, the term U.S. holder means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes, (1) a citizen or resident of the U.S., (2) a corporation, partnership or other entity created or organized in or under the laws of the U.S., (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (A) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all of its substantial decisions, or (B) it was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. trust. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners. A non-U.S. holder means a holder of a note or common stock that is not a U.S. holder for United States federal income tax purposes.

U.S. Holders

          The following is a summary of the material U.S. federal income tax consequences resulting from the ownership and disposition of the notes and common stock by U.S. holders.

Payment of Interest

Stated Interest

          Any interest we pay on a note generally will be includable in the income of a U.S. holder as ordinary income at the time the interest is received or accrued in accordance with each U.S. holder’s method of accounting for U.S. federal income tax purposes.

Liquidated Damages

          The interest rate on the notes is subject to increase by the payment of liquidated damages if the notes are not registered with the SEC within prescribed time periods. We intend to treat the possibility that we will pay such liquidated damages as subject to a remote and incidental contingency, within the meaning of applicable Treasury Regulations and, therefore, we believe that any such liquidated damages will not affect the yield to maturity on the notes and therefore will be taxable to U.S. holders at the time such damages accrue or are received in accordance with each such holder’s method of accounting. Our determination that there is a remote likelihood of paying liquidated damages on the notes is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS.

Repurchase at Option of Holders Upon Change in Control

          A U.S. holder may require us to redeem any and all of the U.S. holder’s notes if a change in control occurs, as that term is defined in “Description of the Notes—Repurchase at Option of Holders Upon a Change in Control.” If we are required to repurchase your notes upon the occurrence of a change in control and we opt to pay the repurchase price in our common stock, we must pay to you a number of shares of our common stock equal to the principal amount of the notes you submit to us for repurchase, plus accrued and unpaid interest, up to but excluding the repurchase date, divided by 95% of the average of the closing sale price of our common stock measured over a five day period. We intend to treat the possibility of repurchasing all or any portion of your notes for our common stock upon the happening of a change in control as a remote and incidental contingency for U.S. federal income tax purposes, within the meaning of applicable Treasury Regulations. Accordingly, we believe that the possibility of repurchasing all or any portion of your notes for our common stock upon the happening of a change in control will not affect the yield to maturity on the notes and therefore you will be taxable at the time repurchase payments, if any, accrue or are received in accordance with your method of accounting. Our determination that there is a remote likelihood of a change in control is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS.

Sale, Exchange or Redemption of the Notes

          Except as set forth below under “Conversion of the Notes” and “Market Discount,” upon the sale, exchange or redemption of a note, including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a change in control, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and the U.S. holder’s adjusted tax basis in that note. For these purposes, the amount realized on the sale, exchange or redemption of a note does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. Subject to the market discount and amortizable premium rules discussed below, a U.S. holder’s adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of that note on the date of purchase increased by any market discount previously included in income by the holder and reduced by any amortized premium. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. In general, the maximum federal tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets including the notes and common stock, and 18% if such capital assets are held for more than five years. Capital gain on assets having a holding period of one year or less at the time of their disposition is taxed as short-term capital gain at a current maximum federal rate of 39.1% in the hands of noncorporate taxpayers. However, under recently enacted tax legislation, the maximum federal tax rate for short-term capital gains and ordinary income will be reduced, over the next five years, from 39.1% to 35% by January 1, 2006. For individual taxpayers, the deductibility of capital losses is subject to limitations. For corporate taxpayers, both capital gains and ordinary income are subject to a maximum regular federal tax rate of 35%, and capital losses of corporate taxpayers are generally deductible only to the extent of capital gains.

Constructive Dividends on Notes

          The conversion price of the notes may adjust under certain circumstances. Section 305 of the Internal Revenue Code treats as a distribution taxable as a dividend, to the extent of our current or accumulated earnings and profits, certain actual or constructive distributions of stock with respect to stock or convertible securities. Under applicable Treasury regulations, an adjustment of the conversion price may, under certain circumstances, be treated as a constructive dividend to the extent it increases the proportional interest of a U.S. holder of a note in our fully diluted common stock, whether or not the holder ever converts the note into our common stock. Generally, a holder’s tax basis in a note will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to U.S. holders of common stock.

Conversion of the Notes

          A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock, and although not free from doubt, a U.S. holder generally should not recognize any income, gain or loss upon the repurchase of a note, in the event of a change in control, for common stock pursuant to the exercise of such repurchase right, except with respect to cash received in lieu of a fractional share of common stock, except to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note, which will be treated as interest for federal income tax purposes, and except in some cases with respect to market discount, as described below under “Market Discount.” A U.S. holder’s tax basis in the common stock received on conversion or repurchase of a note will be the same as that U.S. holder’s adjusted tax basis in the note at the time of conversion or repurchase reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will generally include the holding period of the note converted or repurchased. However, a holder’s tax basis in shares of common stock attributable to accrued interest generally will equal the amount of accrued interest included in income and the holding period will begin on the day following the date of conversion or repurchase.

          You should treat cash received in lieu of a fractional share of common stock upon conversion or repurchase as a payment in exchange for a fractional share of common stock. The receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash you received for the fractional share and your adjusted tax basis in the fractional share. The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary income.

Dividends on Common Stock

          If we make distributions on our common stock, those distributions will generally be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits as of the year of distribution, then as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock.

          In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate U.S. holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction.

Sale of Common Stock

          Upon the sale or exchange of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. holder’s adjusted tax basis in the common stock. That capital gain or loss will be long-term if the U.S. holder’s holding period is more than one year, and will be short-term if the holding period is equal to or less than one year. In the case of certain noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum federal rate of 20%, which decreases to 18% if such capital assets are held for more than five years, and short-term capital gains are taxed at a current maximum federal rate of 39.1%. However, under recently enacted tax legislation, the maximum federal tax rate for short-term capital gains and ordinary income will be reduced, over the next five years, from 39.1% to 35% by January 1, 2006. A U.S. holder’s basis and holding period in our common stock received upon conversion of a note are determined as discussed above under “Description of the Notes—Conversion Rights.” Corporate taxpayers are subject to a maximum regular federal tax rate of 35% on all capital gains and ordinary income, and capital losses of corporate taxpayers are generally deductible only to the extent of capital gains.

Market Discount

          The resale of the notes may be affected by the impact on a purchaser of the market discount provisions of the Internal Revenue Code. For this purpose, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition, other than at original issue, exceeds the U.S. holder’s adjusted tax basis in the note. Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition, unless the U.S. holder elects to include accrued market discount in income over the life of the note.

          This election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. If an election is made to accrue market discount under a constant yield method, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

Amortizable Premium

          A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium, referred to as Section 171 premium, from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period, with a corresponding decrease in tax basis. Amortizable premium, however, will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Backup Withholding and Information Reporting

          A U.S. holder of notes or common stock may be subject to backup withholding with respect to certain reportable payments, including interest payments, dividend payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the U.S. holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect taxpayer identification number, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the U.S. holder is not subject to backup withholding. A U.S. holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain U.S. holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established. We will report to U.S. holders of notes and common stock and to the IRS the amount of any reportable payments for each calendar year and the amount of tax withheld, if any, with respect to those payments.

Non-U.S. Holders

          The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the notes or our common stock by non-U.S. holders.

Payment of Interest

          Generally, interest income of a non-U.S. holder that is not effectively connected with a U.S. trade or business will be subject to a withholding tax at a 30% rate, or lower rate specified by an applicable income tax treaty. However, interest income earned on the notes by a non-U.S. holder may qualify for an exemption, referred to as the portfolio interest exemption, and as a result should not be subject to U.S. federal income tax or withholding, subject to the discussion below of backup withholding. Interest we pay on the notes to a non-U.S. holder generally should qualify for the portfolio interest exemption if:

1.	the interest is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

2.	the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

3.	the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership. For this purpose, the holder of notes would be deemed to own constructively the common stock into which it could be converted;

4.	the non-U.S. holder, under penalty of perjury, certifies to us or our agent that it is not a U.S. person and provides its name and address, or otherwise satisfies the applicable identification requirements; and

5.	the non-U.S. holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

          If a non-U.S. holder satisfies certain requirements, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business.

          Recently revised Treasury regulations have modified the certification and identification requirements. These regulations now require foreign partnerships and certain foreign trusts to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not U.S. holders, and (ii) provides the individual partners’, beneficiaries’, or owners’ names and addresses.

          A non-U.S. holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S.

trade or business of the holder or a lower treaty rate applies and, in either case, the non-U.S. holder provides us with proper certification as to the holder’s exemption from withholding. If the interest is effectively connected to the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally, and with respect to corporate holders and under certain circumstances, the branch profits tax, which is generally imposed on a portion of such income at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult applicable income tax treaties, which may provide different rules. Even though effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8ECI to us or to our agent. It is not clear whether the above discussion would be applicable to Liquidated Damages, if any, received by non-U.S. holders.

Conversion of the Notes

          A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of our common stock or upon a repurchase of a note for common stock upon a change in control. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on conversion, that cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

Constructive Dividends on Notes

          The conversion price of the notes may adjust in certain circumstances. An adjustment could potentially give rise to a deemed distribution to non-U.S. holders of the notes. See “U.S. Holders—Constructive Dividends on Notes” above. In that case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See “—Dividends” below.

Dividends

          Subject to the discussion below of backup withholding, dividends, if any, paid on our common stock to a non-U.S. holder generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in “U.S. Holders—Constructive Dividends on Notes” above. Under recently revised Treasury regulations holders will be required to satisfy certain certification requirements to claim treaty benefits.

          Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, and if required by a tax treaty, is attributable to a permanent establishment maintained in the United States.

          If that non-U.S. holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on a portion of that effectively connected income at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of the Notes and Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of common stock, unless:

1.	in the case of an individual non-U.S. holder, that holder is present in the U.S. for 183 days or more in the year of the sale, exchange or redemption and certain other requirements are met; or

2.	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder.

          However, if we were to become a U.S. real property holding corporation, or USRPHC, a non-U.S. holder could be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against that non-U.S. holder’s U.S. federal income tax liability and could entitle that non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a USRPHC or will become a USRPHC in the future.

U.S. Federal Estate Tax

          A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to that note would not have been effectively connected with the conduct by that individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specially defined for U.S. federal estate tax purposes, will be included in that individual’s estate for U.S. federal estate tax purposes, and the applicable rate of tax may be reduced or eliminated if an estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

          We must report annually to the IRS and to each non-U.S. holder the amount of any interest or dividends paid to that non-U.S. holder, and tax withheld, if any, with respect to those payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

          U.S. backup withholding and information reporting will not apply to payments of interest or principal on the notes by us or our agent to a non-U.S. holder if the non-U.S. holder satisfies the certification or identification requirements described in “Non-U.S. Holders—Payment of Interest” above, unless the payor knows or has reason to know that the holder is not entitled to an exemption from information reporting or backup withholding tax. The payment of the proceeds on the disposition of notes or shares of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of notes or shares of common stock effected outside the United States to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if the broker is a U.S. person or has certain connections to the United States, information reporting requirements, but not backup withholding, will apply unless the broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge, or reason to know, to the contrary or unless the holder otherwise establishes an exemption.

PRG-Schultz

          Under Section 163(1) of the Internal Revenue Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is “payable in equity” of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity of the issuer. Such arrangements could include debt instruments that are convertible at the holder’s option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

SELLING SECURITYHOLDERS

          The notes were originally issued by us and, with respect to certain notes, immediately resold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. In addition, we sold certain notes directly to other institutional “accredited investors.” Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

          The following table sets forth information with respect to the selling securityholders and the principal amounts of notes and PRG-Schultz common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information in the table sets forth selling securityholders’ holdings as of May 17, 2002. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $125,000,000 aggregate principal amount of notes outstanding. $9,500,000 of the notes are not being registered in this offering. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on a conversion price of $7.74 per share of common stock and a cash payment in lieu of any fractional share. The percentages of our common stock beneficially owned by the selling securityholders named in the table below were computed based on 63,330,938 shares of common stock outstanding on September 30, 2002. Information concerning any current note holders whose identity is not known to us that wish to become selling securityholders will be set forth in post-effective amendments from time to time. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible at a conversion price of $7.74 per share.

	Principal
	Amount of Notes		Common
	Beneficially		Stock
	Owned and	Percentage of	Owned	Percentage of	Common
	Offered	Notes	Prior to the	Total Shares	Stock
Name	Hereby(1)	Outstanding	Offering	Outstanding	Offered Hereby

AIG DKR Soundshore Holdings, Ltd.	$1,649,000	1.32%	213,049	*	213,049
AIG DKR Soundshore Strategic Holding Fund Ltd.	969,000	*	125,192	*	125,192
AIG DKR Soundshore Opportunity Holding Fund Ltd	2,142,000	1.71%	276,744	*	276,744
Akela Capital Master Fund, Ltd.	1,000,000	*	129,199	*	129,199
Blum Capital Partners, L.P.(2)	40,000,000	32.00%	9,453,803	13.80%	5,167,957
Blum Strategic Partners II, L.P.(2)	15,000,000	12.00%	2,434,945	3.73%	1,937,984
BNP Paribas Equity Strategies SNC(3)	13,000,000	10.40%	1,714,146	2.64%	1,679,586
Common Fund Event Driven Company(3)	185,000	*	23,900	*	23,900
CooperNeff Convertible Strategies Fund, L.P.	5,340,000	4.27%	689,922	1.08%	689,922
Credit Suisse First Boston Convertible and Quantitative Strategies Master Fund Limited(3)	500,000	*	64,599	*	64,599
Deutsche Bank AG London (3)	9,500,000	7.60%	1,227,390	1.90%	1,227,390
Deutsche Bank Securities, Inc.(4)	1,800,000	1.44%	232,558	*	232,558
KBC Financial Products (Cayman Islands)(3)	2,500,000	2.00%	322,997	*	322,997
Levco Alternative Fund Ltd.(3)	5,298,000	4.24%	684,496	1.07%	684,496
Lyxor Master Fund(3)	390,000	*	50,386	*	50,386
Purchase Associates, L.P.(3)	1,627,000	1.30%	210,205	*	210,205
Quattro Fund Ltd.	2,000,000	1.60%	258,397	*	258,397

	Principal
	Amount of Notes		Common
	Beneficially		Stock
	Owned and	Percentage of	Owned	Percentage of	Common
	Offered	Notes	Prior to the	Total Shares	Stock
Name	Hereby(1)	Outstanding	Offering	Outstanding	Offered Hereby

Relative Value International Holdings, LLC	1,000,000	*	129,199	*	129,199
S.A.C. Capital Associates, LLC	500,000	*	64,599	*	64,599
Salomon Smith Barney(4)	2,000,000	1.60%	258,397	*	258,397
Stinson Capital Partners, L.P.(2)	15,000,000	12.00%	1,937,984	2.97%	1,937,984
Stinson Capital Partners II, L.P.(2)	6,000,000	4.80%	775,193	1.21%	775,193
Stinson Capital Partners III,L.P.(2)	4,000,000	3.20%	516,795	*	516,795
Sturgeon Limited	1,660,000	1.33%	214,470	*	214,470
TQA Master Plus Fund, Ltd.	1,000,000	*	129,199	*	129,199
TQA Master Fund Ltd.	1,185,000	*	153,099	*	153,099
Tribeca Investments, LLC(4)	14,000,000	11.20%	1,808,784	2.78%	1,808,784
Whitebox Convertible Arbitrage Partners, L.P.	3,115,000	2.49%	402,454	*	402,454
Any other holder of notes or future transferee from any such holder(5)	3,140,000	2.51%	405,684	*	405,684

TOTAL(5)	$115,500,000	92.40%	19,298,139	24.66%	14,922,480

*	Represents less than 1%.

(1)	Amounts indicated for each securityholder may be in excess of the total amount sold under this prospectus due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their notes and common stock.

(2)	Common stock owned prior to this offering includes 3,229,975 shares the Blum Reporting Persons, as defined below, have the right to acquire upon conversion of convertible notes acquired on November 26, 2001, and an additional 1,937,985 shares the Blum Reporting Persons have the right to acquire upon conversion of convertible notes acquired on December 3, 2001. Also includes 496,961 shares acquired by the Blum Reporting Persons in March 2002. Information provided is based in part on a Schedule 13D filed on November 13, 2001, as amended on November 26, 2001, December 5, 2001 and March 1, 2002 by BLUM Capital Partners, L.P., a California limited partnership, (“BLUM L.P.”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP, L.L.C., a Delaware limited liability company (“Blum GP”); Blum Strategic GP II, L.L.C., a Delaware limited liability company (“Blum GP II”); Blum Strategic Partners II, L.P., a Delaware limited partnership; (“Blum Strategic”); Blum Strategic Partners II GMBH & Co. KG, a German limited partnership, and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the “Blum Reporting Persons”). BLUM L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM L.P. is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM L.P. is RCBA Inc. The Blum Reporting Persons effectively control Stinson Capital Partners, L.P., Stinson Capital Partners II, L.P. and Stinson Capital Partners III L.P. Each of the Blum Reporting Persons reports that it has shares voting and dispositive power over the shares reported above. The principal office for each of the Blum Reporting Persons is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The securities shown as beneficially owned by Blum Strategic, Stinson Capital Partners, L.P., Stinson Capital Partners II, L.P. and Stinson Capital Partners III, L.P. are also included in the securities shown as beneficially owned by Blum L.P. The amounts shown do not include 4,338,507 shares acquired by the Blum Reporting Persons on August 27, 2002 from Howard Schultz, Andrew Schultz and certain of their affiliates.

(3)	This selling securityholder has represented to PRG-Schultz that, although it is affiliated with a broker or dealer, the selling securityholder purchased the securities shown in the ordinary course of business, and at the time of the purchase of the securities, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(4)	This selling securityholder has identified itself as a broker or dealer, and accordingly it is deemed to be, under interpretations of the staff of the Securities and Exchange Commission, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

(5)	Other selling securityholders may be identified at a later date. To the extent that they are brokers or dealers, disclosure will be made that they are deemed, under interpretations of the staff of the Securities and Exchange Commission, to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. We will amend the registration statement to identify such other selling securityholders as their identities are made known to us. The numbers shown do not add to the total because some securities are beneficially owned by multiple parties shown above.

          None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with PRG-Schultz within the past three years, except as described below.

          Blum Capital Partners, L.P. and its affiliates, who currently beneficially own approximately 22.4% of PRG-Schultz’s outstanding common stock, including stock obtainable upon conversion of convertible notes, purchased $40.0 million of the $125.0 million of PRG-Schultz’s convertible notes due 2006. Mr. Colin Lind, an affiliate of Blum Capital Partners, was elected to PRG-Schultz’s board of directors at the 2002 annual meeting of shareholders. Blum has a contractual right to have its designee nominated for election to PRG-Schultz’s board of directors at each annual meeting at which the previous Blum designee’s term expires.

          The initial purchasers purchased $110.0 million of the notes from us in private transactions in November 2001 and December 2001. We sold an additional $15.0 million in a private transaction in December 2001. All of the notes were “restricted securities” under the Securities Act prior to this registration.

          Information concerning other selling securityholders, including donees and pledgees of selling securityholders, will be set forth in prospectus supplements or post effective amendments from time to time, as necessary. Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus, or amendments to the registration statement, if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

          The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The notes and the common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

          In the case of the common stock, these sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The Nasdaq National Market,

•	in the over-the-counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

          In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

          The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

          Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on The Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

          In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders are deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act.

          The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of the common stock by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

          To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

          A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

          With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

          We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

          We are permitted to suspend the use of this prospectus in the event of certain pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period, but not to exceed an aggregate of 90 days in any 12-month period. However, if the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay liquidated damages. Please refer to the section entitled “Description of the Notes—Registration Rights.”

          If we have a stock split, stock dividend or similar transaction involving our common stock and, as a result, the numbers of shares of our common stock issuable upon conversion of the convertible notes increases, the registration statement that includes this prospectus will cover the additional shares from that increase. However, if we complete other transactions that cause an increase in the shares issuable upon conversion, those additional shares will not be covered by this registration statement, and we must file additional registration statements to cover the additional shares. In particular, we would need to file an additional registration statement to cover additional shares issuable due to any of the transactions listed in items 3 through 6 under “Description of the Notes—Conversion Right.”

LEGAL MATTERS

          The validity of the issuance of the notes and the common stock issuable upon conversion of the notes was passed upon for us by Arnall Golden Gregory LLP, 2800 One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3450. Jonathan Golden, the sole shareholder of Jonathan Golden P.C., a partner of Arnall Golden Gregory LLP, is a director of PRG-Schultz and beneficially owns approximately 1.14 million shares of PRG-Schultz common stock. As of June 30, 2002, attorneys with Arnall Golden Gregory LLP beneficially owned an aggregate of approximately 1.4 million shares of our common stock.

EXPERTS

          The consolidated financial statements and schedule of PRG-Schultz International, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included or incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP and Ernst & Young Audit, independent auditors, included or incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. The reports of KPMG LLP covering the December 31, 2000 and 1999 consolidated financial statements refer to changes in accounting for revenue recognition.

          The combined balance sheets of Howard Schultz & Associates International, Inc. as of December 31, 2001 and 2000, and the related combined statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

          We have agreed that if at any time the notes or the common stock issuable upon conversion of the notes are “restricted securities” within the meaning of the Securities Act of 1933 and we are not subject to the information reporting requirements of the Securities Exchange Act of 1934, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

          The SEC allows us to “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede information contained in this prospectus.

          The following documents, which we filed with the SEC under the name The Profit Recovery Group International, Inc. until January 23, 2002, and as PRG-Schultz International, Inc. thereafter (File No. 0-28000), are incorporated by reference in and made a part of this prospectus:

•	Annual Report on Form 10-K for the Year Ended December 31, 2001;

•	Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 2002 and June 30, 2002;

•	Current Report on Form 8-K filed on January 2, 2002;

•	Current Report on Form 8-K filed on January 17, 2002;

•	Current Report on Form 8-K filed on February 5, 2002;

•	Current Report on Form 8-K filed on February 20, 2002;

•	Current Report on Form 8-K/A filed on April 3, 2002;

          •         Current Report on Form 8-K filed on May 2, 2002;

•	Current Report on Form 8-K filed on August 1, 2002;

•	Current Report on Form 8-K filed on August 19, 2002;

•	Current Report on Form 8-K filed on August 28, 2002;

•	Current Report on Form 8-K filed on September 4, 2002;

•	Current Report on Form 8-K filed on September 25, 2002;

•	Current Report on Form 8-K filed on October 28, 2002; and

•	The description of PRG’s common stock contained in PRG’s registration statement on Form 8-A (Registration No. 0-28000) as declared effective by the SEC on March 26, 1996, as amended by the registration statement on Form 8-A/ A on August 9, 2000.

          We are also incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents will be deemed to be incorporated by reference in this prospectus and to be a part of it from the date they are filed with the SEC.

          You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

PRG-Schultz International, Inc.
Leslie H. Kratcoski
Vice President, Investor Relations
2300 Windy Ridge Parkway
Suite 100 North
Atlanta, Georgia 30339-8426
(770) 779-3099

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

PRG-Schultz International, Inc.:

          We have audited the accompanying Consolidated Balance Sheets of PRG-Schultz International, Inc. and subsidiaries (formerly The Profit Recovery Group International, Inc.) as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations, Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 14(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We did not audit the consolidated financial statements of PRG France, S.A. and subsidiaries, a wholly owned subsidiary, as of December 31, 2000 and for each of the years in the two-year period ended December 31, 2000. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PRG France, S.A. and subsidiaries is based solely on the report of the other auditors.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PRG-Schultz International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          As discussed in Note 1(d) to the consolidated financial statements, the Company changed its method of revenue recognition in 2000 and 1999.

KPMG LLP

Atlanta, Georgia

February 22, 2002

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders of

PRG France, S.A.

          We have audited the consolidated balance sheet of PRG France, S.A. and subsidiaries as of December 31, 2000 and the related consolidated statements of earnings, changes shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit

Any ANTOLA

Paris, France

March 9, 2001

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2001	2000	1999

	(In thousands, except per share data)
Revenues	$314,025	$302,080	$287,345
Cost of revenues	180,519	177,723	155,326
Selling, general and administrative expenses	116,300	106,035	83,404
Business acquisition and restructuring expenses (Note 17)	—	—	13,341

Operating income	17,206	18,322	35,274
Interest (expense), net	(8,903)	(7,589)	(4,330)

Earnings from continuing operations before income taxes, minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	8,303	10,733	30,944
Income taxes (Note 7)	4,384	5,796	13,306

Earnings from continuing operations before minority interest, discontinued operations, extraordinary item and cumulative effect of accounting changes	3,919	4,937	17,638
Minority interest in (earnings) of consolidated subsidiaries	—	—	(357)

Earnings before discontinued operations, extraordinary item and cumulative effect of accounting changes	3,919	4,937	17,281
Discontinued operations (Note 2):
Earnings (loss) from discontinued operations, net of income taxes of $(1,732), $(10,356) and $6,760 in 2001, 2000 and 1999, respectively	(3,294)	(17,920)	10,155
Loss on disposal from discontinued operations including operating results for phase-out period, net of income taxes of $(14,104)	(82,755)	—	—

Earnings (loss) from discontinued operations	(86,049)	(17,920)	10,155

Earnings (loss) before extraordinary item and cumulative effect of accounting changes	(82,130)	(12,983)	27,436
Extraordinary item, net of income taxes of $(1,021) — (Note 5)	(1,581)	—	—

Earnings (loss) before cumulative effect of accounting changes	(83,711)	(12,983)	27,436
Cumulative effect of accounting changes, net of income taxes of $(1,268) and $(18,673) in 2000 and 1999, respectively (Note 1(d))	—	(26,145)	(29,195)

Net loss	$(83,711)	$(39,128)	$(1,759)

Basic earnings (loss) per share (Note 16):
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.36
Discontinued operations	(1.78)	(0.37)	0.21
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting changes	—	(0.53)	(0.61)

Net loss	$(1.73)	$(0.80)	$(0.04)

Diluted earnings (loss) per share (Note 16):
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.35
Discontinued operations	(1.77)	(0.36)	0.20
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting changes	—	(0.53)	(0.59)

Net loss	$(1.72)	$(0.79)	$(0.04)

Pro forma amounts, assuming the new accounting method adopted in 2000 had been applied retroactively (Note 1(d)):
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change			$8,092

Basic earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change			$0.17

Diluted earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change			$0.16

See accompanying Notes to Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(In thousands, except share
	and per share data)
ASSETS (Note 5)
Current assets:
Cash and cash equivalents	$33,334	$18,748
Receivables:
Contract receivables, less allowance for doubtful accounts of $7,002 in 2001 and $3,308 in 2000	52,851	55,125
Employee advances and miscellaneous receivables, less allowance of $2,796 in 2001 and $1,166 in 2000	4,917	9,870

Total receivables	57,768	64,995

Funds held for client obligations	8,784	10,521
Prepaid expenses and other current assets	4,860	5,299
Deferred income taxes (Note 7)	21,216	10,099
Net assets of discontinued operations (Note 2)	—	137,545

Total current assets	125,962	247,207

Property and equipment:
Computer and other equipment	52,399	55,060
Furniture and fixtures	5,358	5,528
Leasehold improvements	7,355	6,039

	65,112	66,627
Less accumulated depreciation and amortization	40,583	37,797

Property and equipment, net	24,529	28,830

Noncompete agreements, less accumulated amortization of $7,655 in 2001 and $6,718 in 2000	188	1,025
Deferred loan costs, less accumulated amortization of $-0- in 2001 and $1,341 in 2000	875	1,701
Goodwill, less accumulated amortization of $27,577 in 2001 and $28,127 in 2000	196,820	206,886
Deferred income taxes (Note 7)	20,048	10,744
Other assets	10,838	971

	$379,260	$497,364

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable (Note 5)	$11,564	$14,767
Current installments of long-term debt	20	162
Obligations for client payables	8,784	10,521
Accounts payable and accrued expenses (Note 4)	23,937	18,892
Accrued business acquisition consideration (Note 2)	—	7,567
Accrued payroll and related expenses	37,089	33,744
Deferred revenue	4,581	4,610

Total current liabilities	85,975	90,263
Long-term bank debt (Note 5)	—	153,563
Convertible notes, net of unamortized discount of $3,834 in 2001 (Note 5)	121,166	—
Deferred compensation (Note 8)	4,024	5,615
Other long-term liabilities	—	394

Total liabilities	211,165	249,835

Shareholders’ equity (Notes 2, 3, 5, 8, 9, 10, 11 and 12):
Preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2001 and 2000	—	—
Participating preferred stock, no par value. Authorized 500,000 shares; no shares issued or outstanding in 2001 and 2000	—	—
Common stock, no par value; $.001 stated value per share. Authorized 200,000,000 shares; issued 51,206,610 shares in 2001 and 49,912,231 shares in 2000	51	50
Additional paid-in capital	320,126	316,127
Accumulated deficit	(123,746)	(40,035)
Accumulated other comprehensive loss	(6,385)	(5,864)
Treasury stock at cost, 2,435,990 shares in 2001 and 2000	(21,024)	(21,024)
Unearned portion of restricted stock	(927)	(1,725)

Total shareholders’ equity	168,095	247,529

Commitments and contingencies (Notes 2, 3, 5, 6, 9 and 10)
	$379,260	$497,364

See accompanying Notes to Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2001, 2000 and 1999

					Accumulated Other
					Comprehensive
				Retained	Income (Loss)–		Unearned
	Common Stock		Additional	Earnings	Foreign Currency		Portion of	Comprehensive	Total
			Paid-In	(Accumulated	Translation	Treasury	Restricted	Income	Shareholders’
	Shares	Amount	Capital	Deficit)	Adjustments	Stock	Stock	(Loss)	Equity

	(In thousands)
Balance at December 31, 1998	42,248	$42	$143,157	$3,231	$(2,602)	$—	$—	$—	$143,828
Reclassification of S Corporation earnings of PRS	—	—	1,766	(1,766)	—	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	(1,759)	—	—	—	(1,759)	(1,759)
Other comprehensive loss — foreign currency translation adjustments:
Continuing operations	—	—	—	—	(4,025)	—	—	(4,025)	(4,025)
Discontinued operations	—	—	—	—	—	—	—	(2,747)	—

Comprehensive loss	—	—	—	—	—	—	—	(8,531)	—
Issuances of common stock:
Issuances under employee stock option plans (including tax benefits of $3,551)	421	—	7,599	—	—	—	—	—	7,599
Other common stock issuances	5,657	6	118,504	—	—	—	—	—	118,510
Distributions to former Sub S shareholders	—	—	—	(613)	—	—	—	—	(613)
Conversion of shareholder loans	1,037	1	30,391	—	—	—	—	—	30,392
Transaction costs paid directly by shareholders	—	—	1,070	—	—	—	—	—	1,070
Fractional shares paid in cash	—	—	(32)	—	—	—	—	—	(32)

Balance at December 31, 1999	49,363	49	302,455	(907)	(6,627)	—	—	—	294,970
Comprehensive loss:
Net loss	—	—	—	(39,128)	—	—	—	(39,128)	(39,128)
Other comprehensive income (loss) — foreign currency translation adjustments:
Continuing operations	—	—	—	—	763	—	—	763	763
Discontinued operations	—	—	—	—	—	—	—	(5,903)	—

Comprehensive loss	—	—	—	—	—	—	—	(44,268)	—
Issuances of common stock:
Issuances under employee stock option plans (including tax benefits of $2,165)	241	1	7,770	—	—	—	(1,725)	—	6,046
Other common stock issuances	308	—	5,902	—	—	—	—	—	5,902
Treasury shares repurchased (2,436 shares)	—	—	—	—	—	(21,024)	—	—	(21,024)

Balance at December 31, 2000	49,912	50	316,127	(40,035)	(5,864)	(21,024)	(1,725)	—	247,529
Comprehensive loss:
Net loss	—	—	—	(83,711)	—	—	—	(83,711)	(83,711)
Other comprehensive loss — foreign currency translation adjustments:
Continuing operations	—	—	—	—	(521)	—	—	(521)	(521)
Discontinued operations	—	—	—	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	—	—	—	(84,232)	—
Issuances of common stock:
Issuances under employee stock option plans (including tax benefits of $694)	380	—	3,500	—	—	—	—	—	3,500
Other common stock issuances	915	1	499	—	—	—	798	—	1,298

Balance at December 31, 2001	51,207	$51	$320,126	$(123,746)	$(6,385)	$(21,024)	$(927)	$—	$168,095

See accompanying Notes to Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31

	2001	2000	1999

	(In thousands)
Cash flows from operating activities:
Net loss	$(83,711)	$(39,128)	$(1,759)
Extraordinary item	1,581	—	—
Cumulative effect of accounting changes	—	26,145	29,195
(Earnings) loss from discontinued operations	86,049	17,920	(10,155)

Earnings from continuing operations	3,919	4,937	17,281
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,012	24,654	18,536
Minority interest in earnings of consolidated subsidiaries	—	—	357
Restricted stock compensation expense	240	247	—
Interest accrued on shareholder loans	—	—	860
Deferred compensation expense	(1,591)	950	783
Deferred income taxes, net of cumulative effect of accounting changes	(6,309)	(15,221)	(241)
Changes in assets and liabilities, net of effects of acquisitions:
Receivables	6,437	(14,812)	(24,945)
Prepaid expenses and other current assets	526	(19)	(3,239)
Other assets	(2,022)	(137)	840
Accounts payable and accrued expenses	2,272	14,245	(7,470)
Accrued payroll and related expenses	3,436	1,926	9,171
Deferred revenues	(29)	2,015	(161)
Other long-term liabilities	(715)	14	(741)

Net cash provided by operating activities	29,176	18,799	11,031

Cash flows from investing activities:
Purchases of property and equipment	(8,071)	(10,400)	(17,927)
Proceeds from sale of certain discontinued operations	57,834	—	—
Acquisitions of businesses, net of cash acquired	(7,279)	(58,269)	(39,343)

Net cash provided by (used in) investing activities	42,484	(68,669)	(57,270)

Cash flows from financing activities:
Net repayments of notes payable	(3,203)	(2,225)	(3,343)
Repayments of long-term bank debt	(153,705)	—	(93,732)
Proceeds from issuance of long-term bank debt	—	62,570	75,399
Proceeds from issuance of convertible notes, net of issuance costs	121,089	—	—
Proceeds from loans from shareholders	—	—	2,061
Acquisition costs paid directly by former Meridian and PRS shareholders	—	—	1,070
Payments for deferred loan costs	(2,817)	(650)	(249)
Net proceeds from common stock issuances	4,026	5,784	102,575
Distributions to former Sub S shareholders	—	—	(613)
Purchase of treasury shares	—	(21,024)	—

Net cash provided by (used in) financing activities	(34,610)	44,455	83,168

Net cash provided by (used in) discontinued operations	(22,537)	1,271	(34,119)
Effect of exchange rates on cash and cash equivalents	73	(701)	(325)

Net change in cash and cash equivalents	14,586	(4,845)	2,485
Cash and cash equivalents at beginning of year	18,748	23,593	21,108

Cash and cash equivalents at end of year	$33,334	$18,748	$23,593

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$7,538	$6,878	$3,643

Cash paid during the year for income taxes, net of refunds received	$333	$10,991	$12,165

Supplemental disclosure of noncash investing and financing activities:
In conjunction with acquisitions of businesses, the Company assumed liabilities as follows:
Fair value of assets acquired	$—	$58,827	$39,343
Cash paid for the acquisitions, net of cash acquired	—	(58,269)	(39,343)
Fair value of shares issued for acquisitions	—	—	—

Liabilities assumed	$—	$558	$—

Shareholder loans contributed to capital by former equity shareholders of Meridian	$—	$—	$30,391

See accompanying Notes to Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)    Description of Business and Basis of Presentation

         Description of Business

          The principal business of PRG-Schultz International, Inc. and subsidiaries (the “Company”) is providing recovery audit services to large and mid-size businesses having numerous payment transactions with many vendors. These businesses include, but are not limited to:

•	retailers such as discount, department, specialty, grocery and drug stores;

•	manufacturers of high-tech components, pharmaceuticals, consumer electronics, chemicals and aerospace and medical products;

•	wholesale distributors of computer components, food products and pharmaceuticals;

•	healthcare providers such as hospitals and health maintenance organizations;

•	service providers such as communications providers, transportation providers and financial institutions; and

•	companies subject to European value added taxation.

          The Company currently services clients in over 40 different countries.

         Basis of Presentation

          As indicated in Note 1(d) the Company changed its method of accounting for revenues for Meridian VAT Reclaim (“Meridian”) and Channel Revenue (formerly “Ship & Debit”) to the cash basis, effective January 1, 2000. Additionally, as indicated in Note 1(d), the Company made the decision in the second quarter of 1999 to recognize revenue on all of its then-existing operations when it invoices clients for its fee, retroactive to January 1, 1999.

          As indicated in Note 11, the Company acquired Meridian and PRS International, Ltd. (“PRS”) in August 1999. These acquisitions were accounted for as poolings-of-interests. Accordingly, the Company’s previously reported consolidated financial statements for all prior periods have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian and PRS.

          On July 20, 1999, the Company declared a 3-for-2 stock split effected in the form of a stock dividend for shareholders of record on August 2, 1999, payable on August 17, 1999. All share and per share amounts have been retroactively restated to give effect to the aforementioned stock split.

          Certain reclassifications have been made to 2000 and 1999 amounts to conform to the presentation in 2001. These reclassifications include the reclassification of certain discontinued operations subsequently retained as discussed in Note 2(e).

         (b)    Principles of Consolidation

          The consolidated financial statements include the financial statements of the Company and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         (c)    Discontinued Operations

          Financial statements for all years presented have been reclassified to separately report results of discontinued operations from results of continuing operations (see Note 2). Disclosures included herein pertain to the Company’s continuing operations unless otherwise noted.

         (d)    Revenue Recognition

          In consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, the Company changed its method of accounting for revenues for Meridian retroactively to January 1, 2000. Based upon guidance in SAB 101, the Company defers recognition of

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenues to the accounting period when cash received from the foreign governments reimbursing value-added tax claims is transferred to Meridian’s client. In 1999 and prior periods, under the prior method of accounting, revenues were recognized at the time refund claims containing all required documentation were filed with appropriate governmental agencies in those instances where historical refund disallowance rates could be accurately estimated. The Company has recorded a non-cash, before and after-tax charge as of January 1, 2000, of $24.1 million related to Meridian’s cumulative effect of accounting change. This change was calculated based upon the total outstanding net accounts receivable at the time of implementation. Meridian does not have a variable compensation structure, and as such there were no offsets to the result from the reversal of the net accounts receivable.

          Additionally, in consideration of the guidance under SAB 101, the Company changed its method of accounting for revenues for Channel Revenue retroactively to January 1, 2000. Based upon this guidance, the Company defers recognition of revenues to the accounting period when cash is received by the client as a result of overpayment claims identified by Channel Revenue. The cumulative effect of accounting change was derived as follows (in thousands):

Contract receivables at December 31, 1999	$4,292
Less: auditor payroll accrual at December 31, 1999 associated with contract receivables	(1,040)

Subtotal	3,252
Less: related income tax effect at 39.0%	(1,268)

Cumulative effect of accounting change	$1,984

          In 1999 and prior periods, under the prior method of accounting, revenues were recognized at the time the Company invoiced clients for its fee. The Company has recorded a non-cash, after-tax charge as of January 1, 2000 of $2.0 million related to Channel Revenue’s cumulative effect of a change in accounting principle.

          Due to the Company’s continuing and substantial expansion beyond its historical client base and original service offerings, as well as the administrative desirability of standardizing revenue recognition practices, the Company made the decision at the conclusion of the second quarter of 1999 to recognize revenue on all of its then-existing operations when it invoices clients for its fee. Accounting principles generally accepted in the United States of America required that this change be implemented retroactively to January 1, 1999. The Company had previously recognized revenue from services provided to its historical client base (consisting of retailers, wholesale distributors and governmental agencies) at the time overpayment claims were presented to and approved by its clients. In effecting this change, the Company has reported, as of January 1, 1999, a non-cash, after-tax charge of $29.2 million as the cumulative effect of a change in an accounting principle. The cumulative effect of accounting change was derived as follows (in thousands):

Unbilled contract receivables at December 31, 1998, as adjusted	$69,432
Less: auditor payroll accrual at December 31, 1998 associated with unbilled contract receivables	(21,564)

Subtotal	47,868
Less: related income tax effect at 39.0%	(18,673)

Cumulative effect of accounting change	$29,195

          During years ended December 31, 1998 and prior, the Company recognized revenues on services provided to its historical client base at the time overpayment claims were presented to and approved by its clients, as adjusted for estimated uncollectible claims. Estimated uncollectible claims were initially established, and subsequently adjusted, for each individual client based upon historical collection rates, types of claims identified, current industry conditions, and other factors which, in the opinion of management, deserved recognition. Under this submitted claims basis of revenue recognition, as applied to the Company’s historical client base, the Company recorded revenues at estimated net realizable value without reserves. Accordingly, adjustments to uncollectible claim estimates were directly charged or credited to earnings, as appropriate.

          The Company’s revenue recognition policy was revised, effective January 1, 1999 (and subsequently supplemented by SAB 101 guidance), as follows:

          The Company’s revenues are based on specific contracts with its clients. Such contracts generally specify (a) time periods covered by the audit, (b) nature and extent of audit services to be provided by the Company, (c) client’s duties in assisting and cooperating with the Company, and (d) fees payable to the Company generally expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayment claims identified.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In addition to contractual provisions, most clients also establish specific procedural guidelines which the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company such as adherence to vendor interaction protocols, provision of advance written notification to vendors of forthcoming claims, securing written claim validity concurrence from designated client personnel and, in limited cases, securing written claim validity concurrence from the involved vendors. Approved claims are processed by clients and generally taken as credits against outstanding payables or future purchases from the vendors involved. The Company recognizes revenue on the invoice basis. Clients are invoiced for a contractually specified percentage of amounts recovered when it has been determined that they have received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable and (d) collectibility is reasonably assured.

         (e)    Cash Equivalents

          Cash equivalents at December 31, 2001 and 2000 included $21.4 million and $2.9 million, respectively, of temporary investments held at U.S. banks. At December 31, 2001, certain of the Company’s subsidiaries held $3.0 million in temporary investments at international banks.

          From time to time, the Company invests excess cash in repurchase agreements with Bank of America, N.A., which are fully collateralized by United States of America Treasury Securities in the possession of such bank. The Company does not intend to take possession of collateral securities on future repurchase agreement transactions conducted with banking institutions of national standing. The Company does insist, however, that all such agreements provide for full collateralization using obligations of the United States of America having a current market value equivalent to or exceeding the repurchase agreement amount. No such repurchase agreements were outstanding at December 31, 2001 or 2000.

         (f)    Funds Held for Payment of Client Payables

          In connection with the Company’s Meridian unit which assists clients in obtaining refunds of value added taxes (“VAT”), the Company is often in possession of amounts refunded by the various VAT authorities, but not yet processed for further payment to the clients involved. The Company functions as a fiduciary custodian in connection with these cash balances belonging to its clients.

          The Company reports these restricted cash balances on its Consolidated Balance Sheets as a separate current asset and corresponding current liability.

         (g)    Property and Equipment

          Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (3 years for computer and other equipment and 5 years for furniture and fixtures). Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated life of the asset. Internally developed software is amortized over expected useful lives ranging from three to seven years.

         (h)    Direct Expenses

          Direct expenses incurred during the course of accounts payable audits and other recovery audit services are expensed as incurred.

         (i)    Internal Use Computer Software

          Internal use computer software is accounted for in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on a variety of issues relating to costs of internal use software including which of these costs should be capitalized and which should be expensed as incurred.

         (j)    Intangibles

          Goodwill. Goodwill represents the excess of the purchase price over the estimated fair market value of net assets of acquired businesses. The Company has historically evaluated the unique relevant aspects of each individual acquisition when establishing an appropriate goodwill amortization period, and has amortized all goodwill amounts on a straight-line basis. Goodwill recorded as of December 31, 2001 was in the process of being amortized over periods ranging from seven to 25 years. The Company has historically assessed the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows of the acquired operation. This amount of goodwill impairment, if any, has been measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. The assessment of the recoverability of goodwill is impacted if estimated future operating cash flows are not achieved. Effective January 1, 2002, the Company became subject to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets as discussed in Note 18 below.

          Noncompete Agreements. Noncompete agreements are recorded at cost and are amortized on a straight-line basis over the terms of the respective agreements.

          Deferred Loan Costs. Deferred loan costs are recorded at cost and are amortized on a straight-line basis over the terms of the respective loan agreements.

         (k)    Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (l)    Foreign Currency Translation

          The local currency has been used as the functional currency in the countries in which the Company conducts business outside of the United States. The assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rates of exchange at the balance sheet date and revenues and expenses are translated at the average monthly exchange rates. The translation gains and losses are included as a separate component of shareholders’ equity. Translation gains and losses included in results of operations are not material.

         (m)    Earnings Per Share

          The Company applies the provisions of SFAS No. 128, Earnings per Share. Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the sum of (1) the weighted average number of shares of common stock outstanding during the period, (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method, and (3) dilutive effect of other potentially dilutive securities including the Company’s convertible subordinated note obligations.

         (n)    Employee Stock Options

          The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be measured on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123, Accounting for Stock-Based Compensation, had been applied. The options granted generally vest and become fully exercisable on a ratable basis over four or five years of continued employment. The Company recognizes compensation expense on the straight-line basis for compensatory stock awards with ratable vesting.

         (o)    Comprehensive Income

          The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income. This statement established rules for the reporting of comprehensive income and its components. Comprehensive income for the Company consists of net earnings (loss) and foreign currency translation adjustments, and is presented in the accompanying Consolidated Statements of Shareholders’ Equity.

         (p)    New Accounting Standards

          In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated prior to June 30, 2001 and completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill,

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill as well as intangible assets with indefinite useful lives no longer be amortized, but instead these assets must be tested for impairment at least annually in accordance with the guidance set forth in SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

          The Company adopted the provisions of SFAS No. 141 in July 2001 and adopted SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature.

(2)    DISCONTINUED OPERATIONS

          In March 2001, the Company formalized a strategic realignment initiative designed to enhance the Company’s financial position and clarify its investment and operating strategy by focusing primarily on its core Accounts Payable business. Under this strategic realignment initiative, the Company announced its intent to divest the following non-core businesses: Meridian VAT Reclaim (“Meridian”) within the former Taxation Services segment, the Logistics Management Services segment, the Communications Services segment and the Channel Revenue (formerly “Ship & Debit”) division within the Accounts Payable Services segment. The Company disposed of its Logistics Management Services segment in October 2001. Additionally, in December 2001, the Company disposed of its French Taxation Services business, which had been part of continuing operations until time of disposal.

          The non-core businesses that were divested and the unit that was closed within Communications Services were comprised of various acquisitions completed by the Company during the periods 1997 through 2000. The acquisitions were accounted for as purchases with collective consideration paid of $78.0 million in cash and 4,293,049 restricted, unregistered shares of the Company’s common stock.

          The Company’s Consolidated Financial Statements have been reclassified to reflect Logistics Management Services, a unit that was closed within Communications Services and French Taxation Services as discontinued operations for all periods presented. Operating results of the discontinued operations are summarized below. The amounts exclude general corporate overhead previously allocated to Logistics Management Services, a unit that was closed within Communications Services and French Taxation Services for segment reporting purposes. The amounts include interest on debt and an allocation of the interest on the Company’s general credit facility. Interest allocated to discontinued operations was $1.6 million, $2.5 million and $1.2 million in 2001, 2000 and 1999, respectively.

          Summarized financial information for the discontinued operations is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In thousands)
Revenues	$51,478	$75,859	$62,302

December 31,
2000

(In thousands)
Current assets	$51,154
Total assets	163,980
Current liabilities	32,456
Total liabilities	34,808
Accumulated other comprehensive loss	(8,373)
Net assets of discontinued operations	137,545

          As required under accounting principles generally accepted in the United States of America, during fiscal 2001 the Company continually updated its assessment of the estimated gain (loss) on disposal from discontinued operations including operating results for the phase-out period, net of tax. Due to the negative impact of prevailing economic conditions and other factors on the anticipated collective net proceeds from selling the discontinued operations, the Company concluded as of September 2001, that there would be an estimated net loss of approximately $31.0 million upon disposal of the discontinued operations. The Company recorded this non-cash, after-tax charge during the third quarter of 2001. The $31.0 million after-tax charge is comprised of an adjustment to the net proceeds anticipated to be received upon the disposal of the then discontinued operations, net (losses) from discontinued operations for the year ended December 31, 2001 and estimated net

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings (losses) from the then discontinued operations for the three months ending March 31, 2002. The $31.0 million after-tax charge includes the realized loss on the sale of Logistics Management Services (see Note 2(b)) and the loss on the closing of a unit within the Communications Services operations (see Note 2(d)). Additionally, in December 2001, the Company recognized a loss of $54.0 million on the sale of the French Taxation Services business (see Note 2(c)).

         (a)    Charges Taken in Discontinued Operations in 2000

          During the fourth quarter of 2000, the Company recognized approximately $32.7 million of non-recurring charges (including goodwill impairment charges) related to those businesses that were declared to be discontinued operations in March 2001.

          The Company determined that the net book value of goodwill recorded for certain of the those businesses that were declared to be discontinued operations exceeded the projected undiscounted future operating cash flows of those business units. Accordingly, the Company recognized a goodwill impairment charge of approximately $28.7 million to adjust the net book value of the goodwill to the sum of the projected discounted future operating cash flows.

          Additionally, during the fourth quarter of 2000, the Company recognized charges of approximately $2.4 million related to the write-off of certain accounts receivable balances that were determined to be uncollectible, $0.9 million for employee termination benefits, $0.3 million related to the forgiveness of certain employee advances, $0.2 million in legal expenses and $0.2 million in exit costs related to certain facilities.

         (b)    Sale of Discontinued Operations — Logistics Management Services in 2001

          On October 30, 2001, the Company consummated the sale of its Logistics Management Services business to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million with up to an additional $3.0 million payable in the form of a revenue-based royalty over the next four years. This transaction resulted in an estimated loss on the sale of approximately $19.1 million which was included as part of the $31.0 million after tax charge recorded by the Company during the third quarter of 2001.

         (c)    Sale of Discontinued Operations – French Taxation Services in 2001

          On December 14, 2001, the Company consummated the sale of its French Taxation Services business, as well as certain notes payable due to the Company, to Chequers Capital, a Paris-based private equity firm. The transaction yielded gross sale proceeds of approximately $48.3 million. This transaction resulted in a loss on sale of approximately $54.0 million.

         (d)    Closing of a Unit within Communications Services Business in 2001

          During the third quarter of 2001, the Company concluded that one of the units within the Communications Services business was no longer a viable operation. As such, the Company recognized a loss of approximately $5.1 million relative to this unit which was included as part of the $31.0 million after tax charge recorded by the Company during that quarter.

         (e)    Certain Former Discontinued Operations Subsequently Retained in 2002

          Meridian, the Communications Services business and the Channel Revenue business were originally offered for sale during the first quarter of 2001. During the first quarter of 2002, the Company concluded that then current negative market conditions were not conducive to receiving terms acceptable to the Company for these businesses. As such, on January 24, 2002, the Company’s Board of Directors approved a proposal to retain these three remaining discontinued operations. The Company’s Condensed Consolidated Financial Statements (Unaudited) have been reclassified to reflect Meridian, the Communications Services business and the Channel Revenue business as part of continuing operations for all periods presented.

          Selected financial information for these discontinued operations subsequently retained is as follows (in thousands):

	December 31,

	2001	2000

Total current assets	$18,716	$23,420
Total assets	72,700	66,642
Total current liabilities	36,860	30,216
Total liabilities	36,860	30,418
Net assets of discontinued operations	35,840	36,224

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2001	2000	1999

Revenues	$54,761	$46,970	$40,967
Operating income	1,299	3,077	(232)

(3)    RELATED PARTY TRANSACTIONS

          Financial advisory and management services historically have been provided to the Company by two directors who are also shareholders of the Company. Such services by directors aggregated $69,000 in 2001, $39,000 in 2000, and $64,000 in 1999. The Company will continue to utilize the services provided by one director, and, as such, has agreed to pay that director a minimum of $72,000 in 2002 for financial advisory and management services.

          As indicated in Note 11, the Company acquired Meridian in August 1999 in a transaction accounted for as a pooling-of-interests. Accordingly, the Company’s previously reported consolidated financial statements for all periods presented have been retroactively restated, as required under accounting principles generally accepted in the United States of America, to include the accounts of Meridian. Long-term loans due to Meridian’s two principal shareholders plus additional borrowings in 1999 were converted into equity at their estimated fair value during August 1999 concurrent with completion of the merger.

(4)    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

          Accounts payable and accrued expenses at December 31, 2001 and 2000 include the following (in thousands):

	December 31,

	2001	2000

Accrued estimated loss on disposal of discontinued operations	$4,585	$—
Accrued disposition costs	3,465	—
Other accrued expenses	15,887	18,892

Accounts payable and accrued expenses	$23,937	$18,892

(5)    NOTES PAYABLE, LONG-TERM BANK DEBT AND CONVERTIBLE NOTES

         (a)    Notes Payable

          Meridian VAT Reclaim (“Meridian”) maintains a Receivable Financing Agreement (the “Agreement”) with Barclays Bank plc (“Barclays”). Under the Agreement, Meridian sells all eligible claims to Barclays in return for an up front cash payment equivalent to 80% of the claims sold. This cash advance is subject to a discount charge of 1% over a base rate subject to a minimum base rate in the case of relevant currencies other than the Euro and 2.5% in the case of the Euro. Under the terms of the agreement, Meridian has undertaken to repurchase any claims which are sold to Barclays where the client is ineligible to reclaim the VAT, either as a result of local regulations or insufficient documentation. Any receivables collected after deducting the up front payment and charges are returned to Meridian. Additionally, under the terms of the Agreement, the percentage financed can be reduced by Barclays if claims are outstanding for greater than 300 days on average, or if the average recovery rate falls below 87%. The Company accounts for this arrangement as on-balance sheet financing.

          There are a number of covenants attaching to the Barclays loans. At December 31, 2001, Meridian was in breach of certain of those covenants. As a result of Meridian’s violation of the covenants, Barclays reduced the up front cash payment equivalent to 70% of the claims sold.

          At December 31, 2001 and 2000, the amounts outstanding under the Agreement were $11.5 million and $14.4 million, respectively.

         (b)    Long-Term Bank Debt

          At December 31, 2000, the Company maintained a $200.0 million senior bank credit facility with interest tied to either the prime rate or LIBOR at the Company’s option. On December 31, 2001, the Company retired the then existing $200.0 million senior bank credit facility and replaced it with a three-year, $75.0 million senior bank credit facility. $55.0 million of the new facility has been syndicated between three banking institutions led by Bank of America, N.A. as agent for the group. The Company continues to work with Bank of America to syndicate the remaining $20.0 million of the credit facility. If syndication can not be achieved on the remaining $20.0 million based on the terms and conditions of the

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current agreement the terms and potentially the aggregate credit capacity of the facility may be modified to complete syndication.

          Borrowings under the new senior bank credit facility are subject to limitations based upon the Company’s eligible accounts receivable. The Company is not required to make principal payments under the credit facility until its maturity on December 31, 2004 unless the Company violates its debt covenants or unless other stipulated events, as defined in the credit facility agreement, occur including, but not limited to, the Company’s outstanding facility borrowings exceeding the prescribed accounts receivable borrowing base. The credit facility is secured by substantially all assets of the Company and interest on borrowings is tied to either the prime rate or LIBOR at the Company’s option. The credit facility requires a fee for committed but unused credit capacity of .50% per annum. The credit facility contains customary covenants, including financial ratios. At December 31, 2001, the Company was in compliance with all such covenants. At December 31, 2001, there were no borrowings outstanding under the new senior bank credit facility. At December 31, 2000, the Company had principal outstanding under the then-existing $200.0 million senior bank credit facility of $153.4 million with a weighted average interest rate of 7.45%.

          An extraordinary after-tax loss of $1.6 million was incurred as a result of the early termination of the $200.0 million senior credit facility on December 31, 2001, consisting of the write-off of $2.6 million in unamortized deferred loan costs, net of a tax benefit of $1.0 million.

         (c)    Convertible Notes

          On November 26, 2001, the Company completed a $95.0 million offering of its 4 3/4 % convertible subordinated notes due 2006. The Company issued an additional $15.0 million of the notes on December 3, 2001, and on December 4, 2001, the initial purchasers of the notes issued on November 26, 2001 purchased an additional $15.0 million of the notes to cover over allotments, bringing the aggregate amount issued to $125.0 million. The Company received net proceeds from the offering of approximately $121.1 million. The proceeds of the notes were used to pay down the Company’s outstanding balance under its then-existing $200.0 million senior bank credit facility.

          The notes are convertible into the Company’s common stock at a conversion price of $7.74 per share which is equal to a conversion rate of 129.1990 shares per $1,000 principal amount of notes, subject to adjustment. The Company may redeem some or all of the notes at any time on or after November 26, 2004 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if prior to the redemption date the closing price of the Company’s common stock has exceeded 140% of the then conversion price for at least 20 trading days within a period of 30 consecutive days ending on the trading date before the date of mailing of the optional redemption notice

          At December 31, 2001, the Company had convertible notes outstanding of $121.2 million, net of unamortized discount of $3.8 million.

(6)    LEASE COMMITMENTS

          The Company is committed under noncancelable operating lease arrangements for facilities and equipment. Rent expense for 2001, 2000, and 1999 was $7.8 million, $8.2 million, and $6.8 million, respectively. The future minimum annual lease payments under these leases by year are summarized as follows (in thousands):

Year Ending December 31,

2002	$7,567
2003	2,718
2004	1,939
2005	1,142
2006	275
Thereafter	2,314

$15,955

          In February 2002, the Company entered into a lease to relocate the Company’s principal executive offices. This lease is for approximately 120,000 square feet of office space in Atlanta, Georgia and expires in 2015. In conjunction with the planned relocation, the Company anticipates incurring approximately $5.0 million of additional costs in 2002, the majority of which will be related to future payment obligations for unexpired lease commitments on the Company’s present executive offices. From 2003 through 2015, the Company will incur aggregate minimum lease expense for the new executive offices of approximately $38.3 million, or approximately $3.2 million per year. This lease expense is in addition to the lease commitments set forth in the preceding table in this Note 6.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	INCOME TAXES

          Total income taxes for the years ended December 31, 2001, 2000 and 1999 were allocated as follows (in thousands):

	2001	2000	1999

Earnings from continuing operations	$4,384	$5,796	$13,306
Earnings (loss) from discontinued operations	(1,732)	(10,356)	6,760
Loss on disposal from discontinued operations including operating results for phase-out period	(14,104)	—	—
Extraordinary item	(1,021)	—	—
Cumulative effect of accounting change	—	(1,268)	(18,673)
Shareholders’ equity, for compensation expense for tax purposes in excess of financial purposes	(694)	(2,213)	(3,551)

	$(13,167)	$(8,041)	$(2,158)

          Income taxes have been provided in accordance with SFAS No. 109, Accounting for Income Taxes. Earnings before income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change the years ended December 31, 2001, 2000 and 1999 relate to the following jurisdictions (in thousands):

	2001	2000	1999

United States	$10,107	$8,742	$28,792
Foreign	(1,804)	1,991	2,152

	$8,303	$10,733	$30,944

          The provision for income taxes attributable to earnings from continuing operations for the years ended December 31, 2001, 2000 and 1999 consists of the following (in thousands):

	2001	2000	1999

Current:
Federal	$7,584	$13,837	$10,268
State	245	1,268	1,002
Foreign	2,925	3,234	3,334

	10,754	18,339	14,604

Deferred:
Federal	(5,611)	(10,463)	(400)
State	(834)	(1,529)	(312)
Foreign	75	(551)	(586)

	(6,370)	(12,543)	(1,298)

Total	$4,384	$5,796	$13,306

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company’s effective tax rate for earnings from continuing operations:

	2001	2000	1999

Statutory federal income tax rate	35%	35%	35%
Foreign loss providing no tax benefit	14	13	2
State income taxes, net of federal benefit	(8)	(3)	2
Nondeductible goodwill	6	5	2
Other, net	6	4	2

	53%	54%	43%

          A summary of the components of deferred income tax assets and liabilities as of December 31, 2001 and 2000 follows (in thousands):

	2001	2000

Deferred income tax assets:
Accounts payable and accrued expenses	$4,680	$1,118
Accrued payroll and related expenses	6,066	6,840
Contract receivables	2,725	2,752
Deferred compensation	1,582	2,204
Depreciation	2,319	1,585
Noncompete agreements	1,771	1,548
Goodwill	3,399	4,641
Bad debts	2,623	2,128
Realignment charges	513	1,016
Federal operating loss carryforward	11,720	—
Foreign operating loss carryforward of foreign subsidiary	2,911	2,295
Foreign tax credit carryforwards	3,275	488
State operating loss carryforwards	3,684	458
Other	800	4

Gross deferred income tax assets	48,068	27,077
Less valuation allowance	(4,692)	(4,296)

Net deferred income tax assets	43,376	22,781

Deferred income tax liabilities:
Prepaid expenses	318	82
Capitalized software	1,794	1,856

Gross deferred income tax liabilities	2,112	1,938

Net deferred income tax assets	$41,264	$20,843

          SFAS No. 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of a deferred income tax asset will not be realized. The valuation allowance and the change therein as of December 31, 2001 and 2000 relates to the tax benefit of certain foreign operating losses associated with the Company’s foreign subsidiary in Singapore and the tax benefit associated with the Company’s change in method of accounting for revenues for Meridian retroactively to January 1, 2001. No other valuation allowances were deemed necessary for any other deferred income tax assets since all deductible temporary differences are expected to be utilized primarily against reversals of taxable temporary differences and net operating loss carryforwards and foreign tax credit carryforwards are expected to be utilized through related future taxable and foreign source earnings.

          As of December 31, 2001, the Company had net operating loss carryforwards amounting to $33.5 million, which will expire in 2021. Additionally, as of December 31, 2001, the Company currently had foreign income tax credit carryforwards

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounting to $3.3 million which will expire in 2006. The Company expects to generate sufficient foreign-sourced income by implementing reasonable tax planning strategies to fully utilize the foreign income tax credit carryforwards. Appropriate U.S. and international taxes have been provided for earnings of subsidiary companies that are expected to be remitted to the parent company. As of December 31, 2001, the cumulative amount of unremitted earnings from the Company’s international subsidiaries that is expected to be indefinitely reinvested was zero.

(8)	EMPLOYEE BENEFIT PLANS

          The Company maintains a 401(k) Plan in accordance with Section 401(k) of the Internal Revenue Code, which allows eligible participating employees to defer receipt of a portion of their compensation up to 15% and contribute such amount to one or more investment funds. Employee contributions are matched by the Company in a discretionary amount to be determined by the Company each plan year up to $1,750 per participant. The Company may also make additional discretionary contributions to the Plan as determined by the Company each plan year. Company matching funds and discretionary contributions vest at the rate of 20% each year beginning after the participants’ first year of service. Company contributions for continuing and discontinued operations were approximately $1.3 million in 2001, $1.2 million in 2000 and $0.5 million in 1999.

          The Company also maintains deferred compensation arrangements for certain key officers and executives. Total expense related to these deferred compensation arrangements was approximately $0.6 million, $0.9 million and $0.8 million in 2001, 2000, and 1999, respectively.

          Effective May 15, 1997, the Company established an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. The plan covers 1,125,000 shares of the Company’s common stock which may be authorized unissued shares, reacquired shares or shares bought on the open market. Through December 31, 2001, share certificates for 473,955 shares had been issued under the plan. The Company is not required to recognize compensation expense related to this plan.

(9)	SHAREHOLDER’S EQUITY

          On January 8, 1999, the Company sold 4.1 million newly issued shares of its common stock and certain selling shareholders sold an additional 1.2 million outstanding shares in an underwritten follow-on offering. The offering was priced at $22.67 per share. The proceeds of the offering (net of underwriting discounts and commissions) were distributed by the underwriting syndicate on January 13, 1999. The net proceeds from the 4.1 million shares sold by the Company, combined with the net proceeds from an additional 286,500 shares subsequently sold by the Company in late January 1999 upon exercise by the underwriting syndicate of their over-allotment option, were applied to reduce outstanding borrowings under the Company’s $200.0 million bank credit facility. Additionally, 501,000 shares were sold in late January 1999 by certain selling shareholders in connection with the over-allotment option. The Company received no proceeds from the sale of such shares.

          On July 20, 1999, the Company declared a 3-for-2 stock split effected in the form of a stock dividend for shareholders of record on August 2, 1999, payable on August 17, 1999. All share and per share amounts have been retroactively restated to give effect to the aforementioned stock split.

          On July 26, 2000, the Company’s Board of Directors (the “Board”) approved a share repurchase program. Under the share repurchase program, the Company could buy up to $40.0 million of its outstanding common stock.

          On October 24, 2000, the Board approved an increase of $10.0 million to the share repurchase plan, bringing the total the Company is authorized to spend to repurchase shares of its outstanding common stock in the open market to $50.0 million. As of December 31, 2001 and 2000, the Company has repurchased approximately 2.4 million shares under the program at a cost of approximately $21.0 million. The Company did not effect any share repurchases in 2001 due in part to a prohibition on such repurchases contained in a May 9, 2001 amendment to the Company’s previous $200.0 million senior bank credit facility. As part of the Company’s new senior bank credit facility, the Company is permitted to effect future repurchases of its common stock subject to prescribed financial covenant limitations.

          On August 1, 2000, the Board authorized a shareholder protection plan designed to protect Company shareholders from coercive or unfair takeover techniques through the use of a Shareholder Protection Rights Agreement approved by the Board (the “Rights Plan”). The terms of the Rights Plan provide for a dividend of one right (collectively, the “Rights”) to purchase a fraction of a share of participating preferred stock for each share owned. This dividend was declared for each share of common stock outstanding at the close of business on August 14, 2000. The Rights, which expire on August 14, 2010, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15% or more of the Company’s common stock by a person or affiliated group. Issuance of the Rights does not affect the finances of the Company, interfere with the Company’s operations or business plans or affect earnings per share. The dividend is not taxable to the Company or its shareholders and does not

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

change the way in which the Company’s shares may be traded. At a meeting of the Board on July 24, 2001, the Board appointed a special committee to review the Rights Plan and to report their recommendations for Company action on the Rights Plan to the board at the October 2001 meeting. At the October 2001 meeting, the special committee reported that in view of the significant change in ownership of the Company that would result from the pending acquisitions of Howard Schultz & Associates International, Inc. and affiliates, which closed in the first quarter of 2002, the advisability of modifying the rights Plan should be considered by a special committee comprised of members of the post-acquisition, reconstituted Board.

          Effective July 31, 2000, in connection with the Rights Plan, the Board amended the Company’s Articles of Incorporation to establish a new class of stock, the participating preferred stock. The Board authorized 500,000 shares of the participating preferred stock, none of which has been issued.

          On August 14, 2000, the Company issued 286,000 restricted shares of its common stock to certain employees (the “Stock Awards”). Of the total restricted shares issued, 135,000 restricted shares were structured to vest on a ratable basis over five years of continued employment. The remaining 151,000 restricted shares were structured to vest at the end of five years of continued employment. At December 31, 2001, there were 10,000 shares of the restricted common stock vested and 150,000 shares of the restricted common stock had been forfeited by former employees. Until vested, the restricted stock is nontransferable. The holders of the restricted shares are entitled to all other rights as a shareholder. Over the life of the Stock Awards, (as adjusted at December 31, 2001 to reflect forfeitures), the Company will recognize $1.3 million in compensation expense. For the years ended December 31, 2001 and 2000, the Company recognized $0.2 million and $0.1 million, respectively, of compensation expense related to the Stock Awards.

          The Company has issued no preferred stock through December 31, 2001, and has no present intentions to issue any preferred stock, except for any potential issuance of participating preferred stock (500,000 shares authorized) pursuant to the Rights Plan. The Company’s remaining, undesignated preferred stock (500,000 shares authorized) may be issued at any time or from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions (including dividend, conversion and voting rights) as may be determined by the Company’s Board, without any further votes or action by the shareholders.

(10)	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

          Beginning on June 6, 2000, three putative class action lawsuits were filed against the Company and certain of its present and former officers in the United States District Court for the Northern District of Georgia, Atlanta Division. These cases were subsequently consolidated into one proceeding styled: In re Profit Recovery Group International, et seq. Inc. Sec. Litig., Civil Action File No. 1:00-CV-1416-CC (the “Securities Class Action Litigation”). On November 13, 2000, the Plaintiffs in these cases filed a Consolidated and Amended Complaint (the “Complaint”). In that Complaint, Plaintiffs allege that the Company, John M. Cook, Scott L. Colabuono, the Company’s former Chief Financial Officer, and Michael A. Lustig, the Company’s former Chief Operating Officer, (the “Defendants”) violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by allegedly disseminating materially false and misleading information about a change in the Company’s method of recognizing revenue and in connection with revenue reported for a division. Plaintiffs purport to bring this action on behalf of a putative class of persons who purchased the Company’s stock between July 19, 1999 and July 26, 2000. Plaintiffs seek an unspecified amount of compensatory damages, payment of litigation fees and expenses, and equitable and/or injunctive relief. On January 24, 2001, Defendants filed a Motion to Dismiss the Complaint for failure to state a claim under the Private Securities Litigation Reform Act, 15 U.S.C. § 78u-4 et seq. The Court denied Defendant’s Motion to Dismiss on June 5, 2001. Defendants served their Answer to Plaintiffs’ Complaint on June 19, 2001. Discovery is in the early stages. The Company believes the alleged claims in this lawsuit are without merit and intends to defend this lawsuit vigorously. Due to the inherent uncertainties of the litigation process and the judicial system, the Company is unable to predict the outcome of this litigation. If the outcome of this litigation is adverse to the Company, it could have a material adverse effect on the Company’s business, financial condition, and results of operations.

          In the normal course of business, the Company is involved in and subject to other claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material adverse effect on the Company’s financial position or results of operations.

(b)	Acquisition of Howard Schultz & Associates International, Inc and Affiliates.

          On January 24, 2002, the Company acquired substantially all the assets and assumed certain liabilities of Howard Schultz & Associates International, Inc. (“HSA-Texas”), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the “Asset Agreement”) and an amended and restated agreement and plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the “Stock Agreement”). HSA-Texas and affiliates are considered industry pioneers in providing recovery audit services and the assets acquired will continue to be used for audit recovery services.

          Pursuant to the Asset and Stock Agreements, the consideration paid for the assets of HSA-Texas and affiliates was 14,759,970 unregistered shares of the Company’s common stock and the assumption of certain HSA-Texas liabilities, including aggregate net debt of approximately $65.7 million, a portion of which was repaid at closing. In addition, options to purchase approximately 1.1 million shares of the Company’s common stock were issued in exchange for outstanding HSA-Texas options. The Company’s available domestic cash balances and new senior bank credit facility were used to fund closing costs related to the HSA-Texas acquisition and repay certain indebtedness of HSA-Texas.

(c)	Commitments and Contingencies

          Meridian maintains an investment in a 50% owned joint venture named Transporters VAT Reclaim Limited (“TVR”) with Deutscher Kraftverkehr Euro Service GmbH & Co. KG (“DKV”) accounted for under the equity method. TVR provides clients with a comprehensive program designed to reclaim past value added tax (“VAT”) expenditures. Meridian also provides VAT processing services to TVR. TVR maintains a DM 75 million (approximately $34.2 million USD as of December 31, 2001) sales financing agreement with Barclays Bank plc. (“Barclays”). Under this agreement TVR sells claims to Barclays in return for an upfront cash payment equivalent to 100% of the purchase price of approved and covered debts for a period of one year from and including the commencement date and, thereafter, 85% of the purchase price of approved and covered debts. As a condition of the sales financing agreement between TVR and Barclays, Meridian has provided an indemnity to Barclays for any loses that Barclays may suffer in the event that Meridian engages in processing any fraudulent claims on TVR’s behalf. Meridian has not been required to remit funds to Barclays under this indemnity and the Company believes that the probability of the indemnity clause being invoked is extremely remote.

          On November 21, 2001, the Company entered into a Standby Letter of Credit (“Letter of Credit”) with Bank of America, N.A. in the face amount of 2.3 million EUR. On December 31, 2001, the Letter of Credit was amended to increase the face amount to 3.0 million EUR. The current rate of the Letter of Credit was 2.75% at December 31, 2001. There were no borrowings outstanding under the Letter of Credit at December 31, 2001.

(11)	ACQUISITIONS

          On August 6, 1998, the Company acquired substantially all the assets and assumed certain liabilities of Loder, Drew & Associates, Inc. (“Loder Drew”), a California-based international recovery auditing firm primarily serving clients in the manufacturing, financial services and other non-retail sectors. The transaction was accounted for as a purchase with initial consideration of $70.0 million in cash and 1.2 million restricted, unregistered shares of the Company’s common stock valued at $11.05 per share. Additionally, the prior owners of Loder Drew received further purchase price consideration in March 1999 of $30.0 million in cash based on the financial performance of Loder Drew for the nine month period ended December 31, 1998, and purchase price consideration of $40.0 million in cash in the first quarter of 2000 based on the financial performance of Loder Drew for the year ending December 31, 1999. This acquisition resulted in final goodwill at December 31, 1999 of $153.6 million which was assigned an amortization period of 25 years using the straight-line method.

          On August 19, 1999, the Company acquired Meridian VAT Corporation Limited (“Meridian”). Meridian is based in Dublin, Ireland and specializes in the recovery of value-added taxes paid on business expenses by corporate clients. The transaction was accounted for as a pooling-of-interests with consideration of 6,114,375 unregistered shares of the Company’s common stock.

          On August 31, 1999, the Company acquired substantially all of the assets and assumed substantially all the liabilities of PRS International, Ltd. (“PRS”). PRS was a Texas-based recovery audit firm servicing primarily middle-market clients in a variety of industrial and commercial sectors. The transaction was accounted for as a pooling-of-interests with consideration of 1,113,043 unregistered shares of the Company’s common stock.

          On December 28, 1999, the Company acquired the 49% minority ownership interests in two Meridian operating subsidiaries which were not acquired by the Company as part of the Meridian pooling-of-interests acquisition in August 1999. The transaction was accounted for as a purchase, with consideration of $6.0 million in cash and 158,178 restricted, unregistered shares of the Company’s common stock valued at $12.74 per share. The acquisition resulted in goodwill of $8.8 million which is being amortized over 20 years using the straight-line method.

          On June 1, 2000, the Company acquired substantially all of the assets and assumed certain liabilities of TSL Services, Inc., a Delaware corporation (“TSL”). TSL specializes in telecom bill auditing and optimization and call

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting and reporting. The transaction was accounted for as a purchase, with consideration of $18.3 million in cash. The acquisition resulted in goodwill of $15.6 million, which is being amortized over 30 years using the straight-line method.

          The Consolidated Financial Statements for periods prior to the acquisitions of Meridian and PRS have been restated to include the accounts and results of operations of Meridian and PRS. The results of operations previously reported by the separate enterprises and the combined amounts included in the accompanying Consolidated Financial Statements are summarized below (in thousands):

Six Months
Ended
June 30,
1999

(Unaudited)
Revenues:
PRG-Schultz International, Inc.	$105,181
Meridian VAT Corporation Limited	16,931
PRS International, Ltd.	9,606

Combined	$131,718

Net earnings (loss) from continuing operations:
PRG-Schultz International, Inc.	$4,566
Meridian VAT Corporation Limited	(697)
PRS International, Ltd.	870

Combined	$4,739

(12)	STOCK OPTION PLAN

          As of December 31, 2001, the Company’s Stock Incentive Plan, as amended, had authorized the grant of options to purchase 10,875,000 shares of the Company’s common stock to key employees, directors, consultants and advisors. The substantial majority of options granted through December 31, 2001 have 10-year terms and vest and become fully exercisable on a ratable basis over four or five years of continued employment.

          Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999:

	2001	2000	1999

Risk-free interest rates	4.56%	5.12%	5.85%
Dividend yields	—	—	—
Volatility factor of expected market price	.889	.716	.533
Weighted-average expected life of option	6 years	6 years	6 years

          The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information for the years ended December 31, 2001, 2000 and 1999 for

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

continuing and discontinued operations, combined, is as follows (in thousands, except for pro forma net earnings (loss) per share information):

	2001	2000	1999

Net earnings (loss) before extraordinary item, accounting changes and pro forma effect of compensation expense recognition provisions of SFAS No. 123	$(82,130)	$(12,983)	$27,436
Pro forma effect of compensation expense recognition provisions of SFAS No. 123	(4,875)	(4,679)	(6,146)

Pro forma net earnings (loss) before extraordinary item and accounting changes	$(87,005)	$(17,662)	$21,290

Pro forma net earnings (loss) per share before extraordinary item and accounting changes:
Basic	$(1.80)	$(0.36)	$0.45

Diluted	$(1.79)	$(0.35)	$0.43

          A summary of the Company’s stock option activity and related information for the years ended December 31 follows:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding — beginning of year	7,127,827	$14.79	7,133,026	$18.18	5,450,419	$13.13
Granted	1,440,000	7.82	2,981,690	14.21	2,344,775	27.94
Exercised	(379,660)	7.39	(240,649)	8.58	(420,413)	8.15
Forfeited	(2,212,558)	17.33	(2,746,240)	23.85	(241,755)	16.48

Outstanding — end of year	5,975,609	$12.64	7,127,827	$14.79	7,133,026	$18.18

Exercisable at end of year	3,158,893	$11.68	2,295,328	$11.42	1,448,711	$10.86
Weighted average fair value of options granted during year	$5.60		$9.58		$16.02

          The following table summarizes information about stock options outstanding at December 31, 2001:

				Exercisable
	Number	Weighted	Weighted
	of Shares	Average	Average	Number	Weighted
Range of	Subject	Remaining	Exercise	Of	Average
Exercise Prices	to Option	Life	Price	Shares	Exercise Price

$3.53 - $10.99	3,924,257	4.45 years	$7.96	2,141,400	$7.55
$11.00 - $25.00	1,299,412	6.48 years	17.32	748,433	16.98
Over $25.00	751,940	7.85 years	29.00	269,060	29.80

          The weighted average remaining contract life of options outstanding at December 31, 2001 was 5.32 years.

(13)    MAJOR CLIENTS

          During the year ended December 31, 2001, the Company had one client, a mass merchandiser, that accounted for 10.0% of revenues from continuing operations. The Company did not have any clients who individually provided revenues in excess of 10% of total revenues during the years ended December 31, 2000 or 1999.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)    OPERATING SEGMENTS AND RELATED INFORMATION

          The Company’s principal reportable operating segment is the Accounts Payable Services segment with all other operations included in the Other Ancillary Services segment.

Accounts Payable Services

          The Accounts Payable Services segment consists of services which entail the review of client accounts payable disbursements to identify and recover overpayments. This operating segment includes accounts payable services provided to retailers and wholesale distributors (the Company’s historical client base) and accounts payable services provided to various other types of business entities by the Company’s Commercial Division. The Accounts Payable Services segment conducts business in North America, South America, Europe, Australia, Africa and Asia.

Other Ancillary Services

          The Company’s Other Ancillary Services segment is comprised of three separate business units that offer different types of recovery audit services and utilize different technology and marketing strategies. Based on their relative size, in relation to the Company’s operations taken as a whole, these business units are reported in the Other Ancillary Services segment.

                  Meridian VAT Reclaim

Meridian is based in Ireland and specializes in the recovery of VAT paid on business expenses for corporate clients located throughout the world.

                  Communications Services

The Communications Services business applies its specialized expertise to historical client telecommunications records to identify and recover refunds of previous overpayments. It also analyzes its clients’ current telecommunications invoices, routing patterns and usage volumes in order to renegotiate terms and conditions on its clients’ behalf, as well as identify cost saving alternatives. The Communications Services business also provides expense management services such as invoice processing and call accounting.

                  Channel Revenue

The Channel Revenue (formerly “Ship & Debit”) business provides revenue maximization services to clients that are primarily in the semiconductor industry using a discrete group of specially trained auditors and proprietary business methodologies.

Corporate Support

          Corporate support represents the unallocated portion of corporate selling, general and administrative expenses not specifically attributable to Accounts Payable Services, Other Ancillary Services and discontinued operations.

          The Company evaluates the performance of its operating segments based upon revenues and operating income. The Company does not have any intersegment revenues.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Segment information for the years ended December 31, 2001, 2000 and 1999 follows (in thousands):

	Accounts	Other
	Payable	Ancillary	Corporate
	Services	Services	Support	Total

2001

Revenues	$259,264	$54,761	$—	$314,025
Operating income	52,956	1,299	(37,049)	17,206
Total assets	305,619	73,641	—	379,260
Capital expenditures	5,758	2,313	—	8,071
Depreciation and amortization	13,706	3,114	6,192	23,012
2000

Revenues	$255,110	$46,970	$—	$302,080
Operating income	55,581	3,077	(40,336)	18,322
Total assets	281,155	78,664	137,545	497,364
Capital expenditures	8,169	2,231	—	10,400
Depreciation and amortization	21,646	2,451	557	24,654
1999

Revenues	$246,378	$40,967	$—	$287,345
Operating income (loss)	62,734	(232)	(27,228)	35,274
Total assets	282,266	51,176	143,252	476,694
Capital expenditures	17,567	360	—	17,927
Depreciation and amortization	16,002	972	1,562	18,536

          The following table presents revenues by country based upon the location of clients served (in thousands):

	2001	2000	1999

United States	$220,380	$211,578	$216,975
United Kingdom	29,011	29,515	25,115
Ireland	17,359	14,956	4,156
Canada	16,009	13,358	12,686
Mexico	5,001	9,703	5,945
Brazil	3,391	2,146	—
France	3,375	2,305	6,013
Japan	3,046	2,631	4,261
Germany	2,389	2,316	—
Other	14,064	13,572	12,194

	$314,025	$302,080	$287,345

          The following table presents long-lived assets by country based on location of the asset (in thousands):

	2001	2000

United States	$215,079	$222,672
Japan	7,534	7,944
Ireland	5,212	2,251
Australia	2,565	3,080
Other	2,860	3,466

	$233,250	$239,413

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)    FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued expenses, accrued business acquisition consideration and accrued payroll and related expenses approximate fair value because of the short maturity of these instruments.

          The fair value of each of the Company’s long-term debt instruments is based on the amount of future cash flows associated with that instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity. The estimated fair value of the Company’s long-term debt instruments at December 31, 2001 and 2000 was $122.1 million and $138.3 million, respectively, and the carrying value of the Company’s long-term debt instruments at December 31, 2001 and 2000 was $121.2 million and $153.6 million, respectively.

          Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16)    EARNINGS (LOSS) PER SHARE

          The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands, except for earnings (loss) per share information):

	2001	2000	1999

Numerator:
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$3,919	$4,937	$17,281
Discontinued operations	(86,049)	(17,920)	10,155
Extraordinary item	(1,581)	—	—
Cumulative effect of accounting changes	—	(26,145)	(29,195)

Net loss	$(83,711)	$(39,128)	$(1,759)

Denominator:
Denominator for basic earnings per share — weighted-average shares outstanding	48,298	48,871	47,498
Effect of dilutive securities:
Shares issuable for acquisition earnout	—	201	—
Employee stock options	435	737	1,882

Denominator for diluted earnings	48,733	49,809	49,380

Basic earnings (loss) per share:
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.36
Discontinued operations	(1.78)	(0.37)	0.21
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting changes	—	(0.53)	(0.61)

Net loss	$(1.73)	$(0.80)	$(0.04)

Diluted earnings (loss) per share:
Earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.35
Discontinued operations	(1.77)	(0.36)	0.20
Extraordinary item	(0.03)	—	—
Cumulative effect of accounting changes	—	(0.53)	(0.59)

Net loss	$(1.72)	$(0.79)	$(0.04)

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In 2001 and 2000, 3.3 million and 5.7 million stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect. Additionally, in 2001, 1.5 million shares related to the convertible notes were excluded from the computation of diluted earnings per share due to their antidilutive effect.

(17)    BUSINESS ACQUISITION AND RESTRUCTURING EXPENSES

          Business acquisition and restructuring expenses included in selling, general and administrative expense consisted of the following components (in thousands):

Year Ended
December 31,
1999

Acquisition-related expenses incurred by all parties in connection with the August 1999 acquisitions of Meridian and PRS	$9,291
Expenses incurred by Meridian with respect to the phantom stock plan	2,991
Restructuring charge incurred in the fourth quarter of 1999 in connection with combining the operations of PRS with those of the Company’s existing Accounts Payable Services commercial unit	1,059

$13,341

          The Company effected separate acquisitions with Meridian and PRS which were each completed in August 1999 and each accounted for as a pooling-of-interests. As required under accounting principles generally accepted in the United States of America governing poolings-of-interest accounting, acquisition-related expenses incurred by the Company, Meridian, PRS and the respective shareholders of Meridian and PRS were aggregated and charged to current operations in 1999. These expenses principally included investment-banking fees, legal fees and accounting fees.

          Meridian established a phantom stock plan in 1996 whereby participants were entitled to receive the subsequent appreciation in the value of Meridian’s shares in direct proportion to the number of phantom shares assigned to each individual. No actual shares of Meridian stock were granted or issued to participants. Subsequent appreciation in value of the phantom shares was charged to operations as incurred, and was payable in cash upon the occurrence of certain specified events such as a sale of Meridian. The phantom stock plan was terminated upon the Company’s purchase of Meridian, and participants were paid their respective proceeds pursuant to a schedule of periodic payments, which concluded with a final installment in January 2001.

          The Company combined the operations of PRS with its existing Accounts Payable Commercial Division in the fourth quarter of 1999 and incurred a charge to operations of $1.1 million to provide for certain employee severance payments and the costs of closing duplicative or unnecessary office facilities.

(18)    ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS

          SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, was issued in July 2001 and was adopted by the Company effective January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, such assets must be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This statement also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Prior to the adoption of SFAS No. 142, the Company evaluated the recoverability of goodwill based upon undiscounted estimated future cash flows. SFAS No. 142 required that the Company perform transitional goodwill impairment testing on recorded net goodwill balances as they existed on January 1, 2002 using a prescribed two-step, fair value approach.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table sets forth the computations of basic and diluted earnings per share for continuing operations for the three years ended December 31, 2001, 2000 and 1999 as if there had been no goodwill amortization for the three years then ended (in thousands):

	Years Ended December 31,

	2001	2000	1999

Reported earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$3,919	$4,937	$17,281
Add back: Goodwill amortization, net of tax expense of $2,944, $2,868 and $2,441	6,398	6,281	5,198

Adjusted earnings from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$10,317	$11,218	$22,479

Basic earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes:
Reported earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.36
Add back: Goodwill amortization	0.13	0.13	0.11

Adjusted earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.21	$0.23	$0.47

Diluted earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes:
Reported earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.08	$0.10	$0.35
Add back: Goodwill amortization	0.13	0.13	0.11

Adjusted earnings per share from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting changes	$0.21	$0.23	$0.46

$115,500,000

PRG-SCHULTZ INTERNATIONAL, INC.

4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses payable by the registrant in connection with the resale of the 4 3/4% Convertible Subordinated Notes Due 2006 and the common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission (the “Commission”) registration fee and the Nasdaq additional listing fee.

	Amount

Commission Registration Fee	$29,875
Nasdaq additional listing fee	22,500	**
*Legal Fees and Expenses	122,000
*Accounting Fees and Expenses	95,000
*Miscellaneous Expenses	15,000

*Total	$242,375

*	Estimated

**	Assumes notes have been converted into 14,922,480 shares of our common stock.

ITEM 15. Indemnification of Directors and Officers

          Article 8 of PRG-Schultz’s articles of incorporation and Article 7 of PRG-Schultz’s bylaws require PRG-Schultz to indemnify its directors and officers to the fullest extent allowed by the Georgia Business Corporation Code, as amended from time to time. Under these indemnification provisions, PRG-Schultz is required to indemnify any of its directors and officers against any reasonable expenses (including attorneys’ fees) incurred in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was made a party, or in defense of any claim, issue or matter therein, by reason of the fact that such person is or was a director or officer of PRG-Schultz or, while a director or officer of PRG-Schultz, is or was serving at PRG-Schultz’s request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. PRG-Schultz also is required to indemnify any of its directors or officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the name of PRG-Schultz, in which event, additional determinations must be made before indemnification is provided) by reason of the fact that he or she is or was a director or officer of PRG-Schultz who, while a director or officer of PRG-Schultz, is or was serving at PRG-Schultz’s request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director or officer acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of PRG-Schultz, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. PRG-Schultz is also required to provide advances of expenses incurred by a director or officer in defending such action, suit or proceeding upon receipt of a written affirmation of such officer or director that he or she has met certain standards of conduct and an undertaking by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he or she is entitled to indemnification by PRG.

          PRG-Schultz’s articles of incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

          Pursuant to Section 14-2-851 through 14-2-857 of the Georgia Business Corporation Code, as amended, the directors, officers, employees and agents of PRG-Schultz may, and in some cases must, be indemnified by PRG-Schultz under certain circumstances against expenses and liabilities incurred by or imposed upon them as a result of actions, suits or proceedings brought against them as directors, officers, employees and agents of PRG-Schultz (including actions, suits or proceedings brought against them for violations of the federal securities laws).

          PRG-Schultz has entered into indemnification agreements with each of its directors and certain executive officers (“Indemnitees”). Pursuant to such agreements, PRG-Schultz shall indemnify each Indemnitee whenever he or she is or was a party or is threatened to be made a party to any proceeding, including without limitation any such proceeding brought by or in the right of PRG-Schultz, because he or she is or was a director or officers of PRG-Schultz or is or was serving at the request of PRG-Schultz as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or because of anything done or not done by the Indemnitee in such capacity, against expenses and liabilities (including the costs of any investigation, defense, settlement or appeal) actually and reasonably incurred by the Indemnitee or on his or her behalf in connection with such proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of PRG-Schultz, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that an Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of PRG-Schultz, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. If in the judgment of the board of directors of PRG-Schultz an Indemnitee is reasonably likely to be entitled to indemnification pursuant to the agreement, all reasonable expenses incurred by or on behalf of such Indemnitee shall be advanced from time to time by PRG-Schultz to the Indemnitee within thirty (30) days after PRG-Schultz’s receipt of a written request for an advance of expenses by such Indemnitee, whether prior to or after final disposition of a proceeding.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”), may be permitted to directors, officers or persons controlling PRG-Schultz pursuant to the foregoing provisions of the Georgia Business Corporation Code and PRG-Schultz’s articles of incorporation by bylaws, PRG-Schultz has been informed that indemnification is considered by the Commission to be against public policy and therefore unenforceable.

          PRG-Schultz currently maintains an insurance policy which insures the directors and officers of PRG-Schultz against certain liabilities, including certain liabilities under the 1933 Act.

          Pursuant to PRG-Schultz’s Stock Incentive Plan (the “Plan”), in addition to such other rights of indemnification that they may have as directors of PRG-Schultz or as members of the Compensation Committee of the Board of Directors of PRG-Schultz (the “Committee”), the members of the Committee shall be indemnified by PRG-Schultz against the reasonable expenses, including attorneys’ fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by PRG) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for negligence or misconduct in the performance of his or her duties.

          The asset agreement for the acquisition of substantially all of the assets of Howard Schultz & Associates International, Inc. (“HSA-Texas”) provides that PRG-Schultz will indemnify HSA-Texas and its shareholders and HSA-Texas’ affiliates, directors, officers, employees and agents and hold them harmless from and against all claims, liabilities, lawsuits, costs, damages, or expenses, including reasonable attorneys fees and expenses incurred in litigation or otherwise, arising out of any sustained by any of them due to or relating to:

•	any misrepresentation or breach of any representation, warranty, covenant or agreement of PRG-Schultz in the asset agreement; and

•	any liability or obligation incurred by HSA-Texas or any of its shareholders relating to the operation or ownership of the HSA-Texas business by PRG-Schultz, or the ownership or use of the acquired assets by PRG-Schultz, from and after the effective date.

          Concurrently with the closing of the HSA-Texas acquisition, PRG-Schultz, HSA-Texas, Howard Schultz, Andrew Schultz, the Andrew H. Schultz Irrevocable Trust and certain other affiliated Schultz family trusts which are parties to the asset agreement entered into an indemnification agreement which will sets forth the procedures for indemnification, and the survival period and limitations on indemnification of the claims described above.

ITEM 16. Exhibits

Exhibit No.	Description

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K for the Year Ended December 31, 2001).
4.2	Applicable provisions of the Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the Quarter Ended June 30, 2002).
4.3	Applicable provisions of the Bylaws of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K/ A filed April 3, 2002).
4.4*	Indenture dated November 26, 2001 by and between Registrant and SunTrust Bank.
4.5*	Registration Rights Agreement dated November 26, 2001 by and among the Registrant, Merrill Lynch Pierce, Fenner & Smith Incorporated and the Other Initial Purchasers.
5*	Opinion of Arnall Golden Gregory LLP regarding legality.
12.1*	Statement Re: Computation of Ratios.
23.1*	Consent of Arnall Golden Gregory LLP (Included as part of Exhibit 5 hereto).
23.2**	Consent of KPMG LLP.
23.3**	Consent of KPMG LLP.
23.4**	Consent of Ernst & Young Audit.
24*	Power of Attorney.
24.1*	Power of Attorney.
25.1*	Form T-1 Statement of Eligibility and Qualification under Trust Indenture Act of 1939, as amended, of SunTrust Bank, Trustee under the Indenture.

*	Previously filed.

**	Filed herewith.

ITEM 17. Undertakings

          (a)         The undersigned Registrant hereby undertakes as follows:

                      1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                            (i)           To include any prospectus required by Section 10(a)(3) of the Securities Act;

                            (ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                            (iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                      2.           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                      3.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                      4.           That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                      5.           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia, on October 29, 2002.

PRG-SCHULTZ INTERNATIONAL, INC.

By:	/s/ John M. Cook

John M. Cook
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John M. Cook John M. Cook	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 29, 2002

/s/ Donald E. Ellis, Jr. Donald E. Ellis, Jr.	Executive Vice President — Finance, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 29, 2002

/s/ Allison Aden Allison Aden	Senior Vice President — Finance (Principal Accounting Officer)	October 29, 2002

* John M. Toma	Vice Chairman of the Board and Director	October 29, 2002

* Arthur N. Budge, Jr.	Director	October 29, 2002

* Stanley B. Cohen	Director	October 29, 2002

* Jonathan Golden	Director	October 29, 2002

* Garth H. Greimann	Director	October 29, 2002

* N. Colin Lind	Director	October 29, 2002

* E. James Lowrey	Director	October 29, 2002

SIGNATURE		TITLE	DATE

* Thomas S. Robertson		Director	October 29, 2002

* Howard Schultz		Director	October 29, 2002

* Jackie M. Ward		Director	October 29, 2002

*By:	/s/ Donald E. Ellis, Jr. Donald E. Ellis, Jr. Attorney-in-Fact

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2001, 2000 and 1999

		Additions		Deductions

	Balance at	Charge to		Credited to	Balance at
	Beginning	Costs and		Accounts	End of
Description	of Year	Expenses	Acquisitions	Receivable(1)	Year

2001
Allowance for doubtful accounts receivable	$3,308	$7,887	$—	$(4,193)	$7,002
Allowance for doubtful employee advances and miscellaneous receivables	$1,166	$1,816	$—	$(186)	$2,796
Deferred tax valuation allowance	$4,296	$396	$—	$—	$4,692
2000
Allowance for doubtful accounts receivable	$1,218	$2,620	$1,298	$(1,828)	$3,308
Allowance for doubtful employee advances and miscellaneous receivables	$229	$4,487	$—	$(3,550)	$1,166
Deferred tax valuation allowance	$1,250	$3,046	$—	$—	$4,296
1999
Allowance for doubtful accounts receivable	$1,477	$770	$—	$(1,029)	$1,218
Allowance for doubtful employee advances and miscellaneous receivables	$298	$1,736	$—	$(1,805)	$229
Deferred tax valuation allowance	$720	$530	$—	$—	$1,250

(1)	Write-offs, net of recoveries.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K for the Year Ended December 31, 2001).
4.2	Applicable provisions of the Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the Quarter Ended June 30, 2002).
4.3	Applicable provisions of the Bylaws of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K/ A filed April 3, 2002).
4.4*	Indenture dated November 26, 2001 by and between Registrant and SunTrust Bank.
4.5*	Registration Rights Agreement dated November 26, 2001 by and among the Registrant, Merrill Lynch Pierce, Fenner & Smith Incorporated and the Other Initial Purchasers
5*	Opinion of Arnall Golden Gregory LLP regarding legality.
12.1*	Statement Re: Computation of Ratios.
23.1*	Consent of Arnall Golden Gregory LLP (Included as part of Exhibit 5 hereto).
23.2**	Consent of KPMG LLP.
23.3**	Consent of KPMG LLP.
23.4**	Consent of Ernst & Young Audit.
24*	Power of Attorney.
24.1*	Power of Attorney.
25.1*	Form T-1 Statement of Eligibility and Qualification under Trust Indenture Act of 1939, as amended, of SunTrust Bank, Trustee under the Indenture.

*	Previously filed.

**	Filed herewith.